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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

I.L.C. Inc.
(Exact name of issuer as specified in its charter)

MI
(State or other jurisdiction of incorporation or organization)

2936 Davison Ave.
Auburn Hills, MI 48326
(248) 310-6712
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

04049123

Delphine L. Agnor, Resident Agent
2936 Davison Ave.,
Auburn Hills, MI 38326
(248) 310-6712
(Name, address, including zip code, and telephone number, including area code, of agent for service)

7997
(Primary Standard Industrial Classification Code Number)

20-1068056
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Delphine L. Agnor, 2936 Davison Ave., Auburn Hills, MI 48326;
Alexander G. Noskov, 2936 Davison Ave., Auburn Hills, MI 48326

(b) the issuer's officers;

President/Secretary: Delphine L. Agnor, 2936 Davison Ave., Auburn Hills, MI 48326;

Vice-President/Treasurer: Alexander G. Noskov, 2936 Davison Ave., Auburn Hills, MI 48326

(c) the issuer's general partners;**N/A**

(c) record owners of 5 percent or more of any class of the issuer's equity securities;

Delphine L. Agnor, 2936 Davison Ave., Auburn Hills, MI 48326;
Alexander G. Noskov, 2936 Davison Ave., Auburn Hills, MI 48326

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities; **N/A**

(f) promoters of the issuer; **N/A**

(g) affiliates of the issuer; **N/A**

(h) counsel to the issuer with respect to the proposed offering; . **Delphine L. Agnor, 2936 Davison Ave., Auburn Hills, MI 48326 (Washington & Lee University, J.D., 1992).**

(i) each underwriter with respect to the proposed offering; **N/A**

(j) the underwriter's directors; **N/A**

(k) the underwriter's officers; **N/A**

(l) the underwriter's general partners; and **N/A**

(m) counsel to the underwriter. **N/A**

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. **No.**

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. **N/A**

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer. **N/A**

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons. **No underwriters, dealers, or salespersons are anticipated.**

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered. **Application for Qualification by Registration in the State of Michigan has been made by Officer/Resident Agent, Delphine L. Agnor, who may or may not make application under Blue Sky Laws of any of the other 50 states.**

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer; **I.L.C., Inc.**

(2) the title and amount of securities issued;**500 Common Shares, $100 par value**

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; **$50,000**

(4) the names and identities of the persons to whom the securities were issued.**250 Common Shares: Delphine L. Agnor, 2936 Davison Ave., Auburn Hills, MI 48326;**

250 Common Shares: Alexander G. Noskov, 2936 Davison Ave., Auburn Hills, MI 48326

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

250 Common Shares: Delphine L. Agnor, 2936 Davison Ave., Auburn Hills, MI 48326;

250 Common Shares: Alexander G. Noskov, 2936 Davison Ave., Auburn Hills, MI 48326

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption. **Founders of the Corporation**

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering. **The Issuer had contemplated offering these securities without advertising or general solicitation to "accredited investors" under Rules 505 & 506 of Regulation D.**

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; **At present there are no other securities of the same class as those to be offered for the period of distribution. Upon issuance of securities under this offering, resale will be regulated by the Securities Act and Commission rules and regulations.**

(2) To stabilize the market for any of the securities to be offered; **At present there are no other securities of the same class as those to be offered for the period of distribution. Upon issuance of securities under this offering, resale will be regulated by the Securities Act and Commission rules and regulations.**

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. **N/A**

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. **N/A**

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. **N/A**

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. **No**

PART II —OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

I.L.C., Inc.
(Exact name of Company as set forth in Charter)

Type of securities offered: **8% Cumulative Convertible Partially Participating $100 Par Preferred Stock**

Maximum number of securities offered: **30,000 Shares**

Minimum number of securities offered: **10,000 Shares**

Price per security: **$100**

Total proceeds: If maximum sold: **$3,000,000** If minimum sold: **$1,000,000**

(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? If yes, what percent is commission of price to public? **N/A**

Is there other compensation to selling agent(s)? **N/A**	[ ] Yes [**X**] No
Is there a finder's fee or similar payment to any person?	[ ] Yes [**X**] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained?	[**X**] Yes [ ] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?	[ ] Yes [**X**] No (See Question No. 25)
Is transfer of the securities restricted?	[ ] Yes [**X**] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS

OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[**X**]	Has never conducted operations.
[ ]	Is in the development stage.
[ ]	Is currently conducting operations.
[ ]	Has shown a profit in the last fiscal year.
[ ]	Other (Specify): (Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states: **Application for Qualification by Registration is pending in the State of Michigan.**

State	State File No.	Effective Date
MI		

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 186 pages.

THE COMPANY

1. Exact corporate name: **I.L.C., Inc.**

   State and date of incorporation: **MI, 04/29/04**

   Street address of principal office: **2936 Davison Ave., Auburn Hills, MI 48326**

   Company Telephone Number: **(248) 310-6712**

   Fiscal year: **12/31**
   (month) (day)

   Person(s) to contact at Company with respect to offering:

   Delphine L. Agnor

   Telephone Number (if different from above): (_____)____________________________

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

   (1) **Fixed Asset Cost and Liquidity: Financing is estimated based on current market values to purchase land ($0.8 million), build a facility ($3.238 million), and equip the facility ($0.4206 million). Actual costs may exceed these budgeted figures for fixed assets and delay opening of the business.**

   (2) **Ability to Obtain Financing in Addition to this Offering: Although the maximum proceeds of this offering is $3 million, $5million is the total capital funding required. Assuming maximum proceeds of $3 million, banks will finance the balance of $2 million. Assuming minimum proceeds of $1 million, the Company will need to attract angel investors for an additional $1 million before approaching banks for balance of $3 million. By the time the Company obtains proceeds from this offering, the general economic climate may take a downturn which would make angel investing difficult to attract, and which may cause interest rates for bank financing to be higher than the**

current rates estimated in the Company's pro forma financial statements.

(3). Cash Flow Contribution: Of the total $5 million capital funding, $0.541 million will provide cash flow that will not be used to acquire fixed assets. Although investors could engage in a fixed asset sale to recoup residual value if the business fails, cash investment of $0.541 million will not be recouped, except as secured by the ILC patent.

(4) Delays in opening the Company's club operation as caused by state and local licensing. Such delays may include but are not limited to building code ordinances, state and local health department regulations, and obtaining appropriate Michigan Liquor Control Commission approval.

(5) Absence of substantiation for medical benefits of ILC patented sauna that will be utilized in ILC club. Although clinical trials have been published in dozens of U.S. medical journals demonstrating the benefits of infrared therapy, and clinical trials have been conducted in Russia using similar technology but different construction, no tests have been conducted to date in the United States on the ILC patent. Because people are always seeking new ways to relax and socialize, successfulness of the Company's club is not dependent upon demonstrated health benefits of the ILC patented sauna rooms. However, demonstrated health benefits of the ILC patented rooms would assist in ensuring long term positive cash flow for the Company.

(6) Dependence of the Company's sale of patent technology on establishing a market for the same. No current buyers of the ILC patent technology exist, although based on similar foreign clinical trials, the company anticipates that our "soft" infra red thermal process will be used in the medical profession to combat many serious medical conditions including cardiovascular disease, kidney disease, blood circulatory problems, muscular and joint pain, pathogens and viral infections, weight balance and metabolism, cellulites, skin tone, nervousness and stress. Although successfulness of the health club is not dependent upon establishing a market for the sale of the ILC patented technology, the establishment of a market for the same would assist in ensuring long term positive cash flow for the Company.

(7) Dependence of the Company's club operation on club members embracing the classic Russian sauna tradition that combines sauna with food and drink, relaxation pool, massage, and a comfortable meeting place. Although all major cities in the United States, including Los Angeles, Denver, Chicago, Boston, Miami, and New York currently enjoy sauna clubs in the Russian sauna tradition, the company's target club location of West Bloomfield in Oakland County, Michigan, has never been home to such a club. Population in the target area approximates 34,000 Russian-speaking people out of the total 1.4 million people in Oakland County. The company assumes that the supporting

niche approximates one-third of this local Russian population, or 11,000 persons. Pro-forma figures assume market penetration of average club membership from 720 people in the first year to 1,680 people in the fourth year, with breakeven figures of 942 to 1375 persons during those years, representing 3% to 4% of the local Russian population. The facility which the Company plans to build is 7,181.25 GSF, with maximum accommodation of 2,000 members. The Company may seek to open additional health club facilities in the future to accommodate greater market penetration, as demand is expected to follow other major cities in reaching beyond the Russian community. The only local facility sharing the Company's embracing of the classic Russian sauna tradition is the Schvitz Health Club, formerly Oakland Avenue Bath House - 8295 Oakland Avenue, Detroit, MI, which has been open since 1930.

(8) **Absence of operating history of the company.**

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions where details of the risks are described.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

The Company's Strategy –Mission and Goals

- **To construct the patent pending ILC rooms in a health club to provide a healthy approach to the influence of temperature upon the body.**
- **To generate current profit in the health club.**
- **To popularize ILC technology so that there will be demand for ILC technology from hospitals, medical offices, nursing care facilities, sports rehabilitation and fitness centers, hotels, and noncommercial users to open additional ILC facilities.**

The ILC health club will operate in the classic Russian "banya" tradition, which combines food and drink, a comfortable meeting place, relaxation pool, and sauna thermal procedures.

People are always looking for a "new" twist on old tradition. Imagine coupling health benefits without physical exertion and the added comforts of a relaxing meeting place where you can sit in lounge clothes sipping drinks poolside and meeting with business clients or relaxing with a spouse – that is the embodiment of ILC in a health club.

The patent pending Invigorate Life Complex (ILC) room improves upon the thermal procedures that a person gets in a traditional sauna. ILC uniquely produces "soft" infrared waves resonant with the human body. Because ILC radiant wavelengths are longer than that of visible light, they act to safely increase warming and improve health without causing chemical or biological change.

ILC infrared waves increase body temperature and have therapeutic effects upon the body while providing more comfortable conditions and eliminating harmful side effects found in traditional saunas. The ILC room is different from other saunas because the soft infrared radiant waves of the ILC room heat the body. Regular saunas use heat from the air in the sauna room to heat the body. The user of an ILC room will appreciate ambient temperature in the ILC room of approximately 95 degrees Fahrenheit rather than the 120 plus degrees in a traditional sauna. The ILC

room user will similarly appreciate the ILC room oxygen content and moisture content which are normalized to the regular air we breathe, in contrast to high humidity and the burning out of oxygen in traditional saunas.

The ILC room can expand the customer base of traditional sauna applications because it is healthier and safer for all people to use. ILC employs lower temperatures and more comfortable conditions than other methods, minimizing shock to the body and overcoming the shortcomings of traditional sauna applications. People can stay in the ILC room longer and reap greater health benefits.

Although the ILC patent is new technology in the United States, there are three different facilities that use the same infrared technology in Moscow, Russia, where the technology is termed, "Banya Maslova." Practical experience with this technology in Russia has demonstrated health benefits to users and 20% savings in cost of usage over traditional saunas for facility operators, which over time compensates for the higher initial construction cost. The Company's ILC patent improves upon and is superior to"Banya Maslova" because the design, composition, form, and dimensions of the surfaces in the ILC room take into account the theory of distribution, diffraction and interference of "soft" infrared waves in a closed premises and uses only natural materials.

Investors unfamiliar with Banya Maslova infrared sauna technology may find a discussion at http://www.aelimp.ru/. An example of one of the three Moscow locations operating saunas under the Banya Maslova technology can be found at www.daiparku.ru.

Investors who wish to see examples of the classic Russian sauna tradition in the United States may find the following sites useful:

1. **.http://www.lacityspa.com/saunas (est. 1955) Pico-Burnside Baths, Los Angeles, CA**
2. **.http://members.aol.com?OABH1930/oabh9.html (est. 1930) Detroit's Schvitz Health Club (formerly named Oakland County Bath House), Detroit, MI**
3. **.http://www.russianturkishbaths.com/enter.html (est. 1892) New York City's Tenth Street Baths, NY NY**
4. **.http://www.izbaspa.com/services.htm Denver, CO**
5. **(est. 1916) Chicago's Division Street Russian Baths (Wicker Park/Bucktown), Chicago, IL (no website available)**
6. **http://www.dillonsbaths.com/ (est. 1885) Russian Steam Bath in Boston (Chelsea), MA**

7. http://www.florida.com/russianandturkishbath/ (est. 1892) at the Castle Hotel on Collins Ave. in Miami, FL

Some examples in Russia include the following:

8. .http://banya.ruhost.ru/terma.htm Russia
9. .http://www.sauna.ru/index_en.html Russian in English translation
10. .http://banya.ruhost.ru/turist Russia
11. http://www.sandumy.ru/rooms-sections_e.htm Russia
12. http://saun.ru/ Russia
13. http://www.termocomplex.ru/russia.htm Russia
14. www.daiparku.ru Russia

For a history of multi-cultural uses of the sauna, investors may wish to visit: http://www.cyberbohemia.com/Pages/sweat.htm

The ILC club concept should be a successful proposition in any community. All major cities in the United States, including Los Angeles, Denver, Chicago, Boston, Miami, and New York currently enjoy sauna clubs in the Russian sauna tradition. The Company's target club location is West Bloomfield in Oakland County, Michigan, the 5th largest high income area in the country which is currently not home to such a club. Population in the target area approximates 34,000 Russian-speaking people out of the total 1.4 million people in Oakland County. The company assumes that the supporting niche approximates one-third of this local Russian population, or 11,000 persons. Pro-forma figures assume market penetration of average club membership from 720 people in the first year to 1,680 people in the fourth year, with breakeven figures of 942 to 1375 persons during those years, representing 3% to 4% of the local Russian population. The facility which the Company plans to build is 7,181.25 GSF, with maximum accommodation of 2,000 members. The Company may seek to open additional health club facilities in the future to accommodate greater market penetration, as demand is expected to follow other major cities in reaching beyond the Russian community. The only local facility sharing the Company's embracing of the classic Russian sauna tradition is the Schvitz Health Club, formerly Oakland Avenue Bath House - 8295 Oakland Avenue, Detroit, MI, which has been open since 1930.

To enhance the future ability to market ILC technology and ensure long term positive cash flow for the health club, we plan to enter into an agreement with medical personnel to use the ILC club facilities. They will perform a clinical trial to test the benefits of ILC technology. (They will not use the Company's club members for these tests, which will be performed during hours when the club is closed.) Based on similar test results of the health benefits of infrared therapy acknowledged in dozens of medical journals in the United States, and clinical tests already conducted in Russia using the Banya Maslova sauna technology, we anticipate the ILC thermal process as a means of fighting many serious medical conditions: Cardiovascular activity; Kidney disease; Blood circulation; Muscular and joint pain; Resistance to pathogens and viral infections; Weight balance and metabolism (one ILC session burns 600-2400 kcals, which means it is possible to lose 1 kg (2.2 lbs) of weight per session); Cellulitis; Skin tone; Nervousness and Stress.

Investors who would like a layman's overview of infrared therapeutic effects may wish to visit: http://www.johnsdental.com/articles/infrared/overview.htm.

References of U.S. medical journals citing the benefits of infrared therapy include:

1. Masuda A, Miyata M, Kihara T, Minagoes S, Tei, C.

Repeated sauna therapy reduces urinary 8-epi-prostaglandin F (2 alpha).
Jpn Heart J. 2004 Mar; 45 (2): 297-303.
PMID: 15090706 [PubMed-indexed for MEDLINE]
Repeated use of 60 degrees C far infrared dry sauna therapy may protect against oxidative stress which leads to prevention of atherosclerosis.

2. Imamura M, Biro S, Kihara T, Yoshifuku S, Takasaki K, Otsuji Y, Minagoe S, Toyama Y, Tei C.

Repeated thermal therapy improves impaired vascular endothelial function in patients with coronary risk factors.
J Am Coll Cardiol. 2001 Oct; 38 (4): 1083-8.
PMID: 11583886 [PubMed-indexed for MEDLINE]
Repeated use of 60 degree C far infrared dry sauna therapy may help patients with coronary risk factors such as hypercholesterolemia, hypertension, diabetes mellitus, and smoking.

3. Gutuerrez E, Vazquez R.

Heat in the treatment of patients with anorexia nervosa.
Eat Weight Disord. 2001 Mar; 6 (1): 49-52.
PMID: 11300546 [PubMed-indexed for MEDLINE]

4. Tei C, Horikiri Y, Park JC, Jeong JW, Chang KS, Tanaka N, Toyama Y.

Effects of hot water bath or sauna on patients with congestive heart failure; acute hemodynamic improvement by thermal vasodilatation.
J Cardiol. 1994 May - Jun; 24 (3): 175-83. Japanese.
PMID: 8207631 [PubMed-indexed for MEDLINE]

5. Kormano M, Kahanpaa K, Tahti E.
Thermo graphic recording of the reaction of normal and varicocele scrotum to increased temperature.
Andrologie. 1973; 5 (3): 201-5. No abstract available.
PMID: 4765050 [PubMed-indexed for MEDLINE]

6. Kaderavek F.
Processes of thermoregulation during infrared irradiation.
Rev Czech Med. 1969; 15 (1): 1-9. No abstract available.
PMID: 5772283 [PubMed-indexed for MEDLINE]

7. Prendergast JJ, Scarborough P, Burke TJ.
Monochromatic infrared energy. New hope for painful, numb feet?
Diabetes Self Manag. 2004 Mar-Apr; 21 (2): 52, 54-6. No abstract available.
PMID: 15199877 [PubMed-indexed for MEDLINE]

8. Nakase M, Okumura K, Tamura T, Kamei T, Kada K, Nakamura S, Inui M, Tagawa T.
Effects of near-infrared irradiation to stellate ganglion in glossodynia.
Oral Dis. 2004 Jul; 10 (4): 217-20.
PMID: 15196143 [PubMed-indexed for MEDLINE]

9. Ah-Weng A, Natarajan S, Velangi S, Langtry JA.
Venous lakes of the vermillion lip treated by infrared coagulation.
Br J Oral Maxillofac Surg. 2004 Jun; 42 (3): 251-3.
PMID: 15121273 [PubMed-indexed for MEDLINE]

10. Burke TJ.
5 Questions--and answers--about MIRE treatment.
Adv Skin Wound Care. 2003 Dec; 16(7): 369-71. Review. No abstract available.
PMID: 14688646 [PubMed-indexed for MEDLINE]

11. Schieke SM, Schroeder P, Krutmann J.
Cutaneous effects of infrared radiation: from clinical observations to molecular response mechanisms.
Photodermatol Photoimmunol Photomed. 2003 Oct; 19 (5): 228-34. Review.
PMID: 14535893 [PubMed-indexed for MEDLINE]
Infrared radiation is capable of interfering with cellular function and provides a molecular basis for biological effects of IR on human skin.

12. Tseng WW, Saxton RE, Deganutti A, Liu CD.
Infrared laser activation of indocyanine green inhibits growth in human pancreatic cancer.
Pancreas. 2003 Oct; 27 (3): e42-5.
Infrared laser therapy is used to inhibit growth in pancreatic cancer tumors.

13. Whelan HT, Connelly JF, Hodgson BD, Barbeau L, Post AC, Bullard G, Buchmann EV, Kane M, Whelan NT, Warwick A, Margolis D.
NASA light-emitting diodes for the prevention of oral mucositis in pediatric bone marrow transplant patients.
J Clin Laser Med Surg. 2002 Dec; 20 (6): 319-24.
PMID: 12513918 [PubMed-indexed for MEDLINE]
Use of near infrared laser therapy to treat pain in pediatric cancer patients with transplants in the mouth.

14. Goto E, Monden Y, Takano Y, Mori A, Shimmura S, Shimazaki J, Tsubota K.
Treatment of non-inflamed obstructive meibomian gland dysfunction by an infrared warm compression device.
Br J Opthalmol. 2002 Dec; 86 (12): 1403-7.
PMID: 12446375 [PubMed-indexed for MEDLINE]

15. Demura S, Yamaji S, Ikemoto Y.
Effect of linear polarized near-infrared light irradiation on flexibility of shoulder and ankle joints.
J Sports Med Phys Fitness. 2002 Dec; 42 (4): 438-45.
PMID: 12391438 [PubMed-indexed for MEDLINE]
Linear polarized near infrared therapy used to improve range of joint motion.

16. d'Avila A, Splinter R, Svenson RH, Scanavacca M, Pruitt E, Kasell J, Sosa E.
New perspectives on catheter-based ablation of ventricular tachycardia complicating Chagas' disease: experimental evidence of the efficacy of near infrared lasers for catheter ablation of Chagas' VT.
J Interv Card Electrophysiol. 2002 Aug; 7 (1): 23-38. Review.
PMID: 12391418 [PubMed-indexed for MEDLINE]
Use of near infrared lasers for catheter ablation in advanced heart failure.

17. Whelan HT, Smits RL Jr, Buchman EV, Whelan NT, Turner SG, Margolis DA, Cevenini V, Stinson H, Ignatius R, Martin T, Cwiklinski J, Philippi AF, Graf WR, Hodgson B, Gould L, Kane M, Chen G, Caviness J.

Effect of NASA light-emitting diode irradiation on wound healing.
J Clin Laser Med Surg. 2001 Dec; 19(6): 305-14. Review.
PMID: 11776448 [PubMed-indexed for MEDLINE]
Use of near infrared light therapy on wound healing via light emitting diodes developed for NASA Marshall Space Flight Center for plant growth experiment.

18. Glasgow PD, Hill ID, McKevitt AM, Lowe AS, Baxter D.
Low intensity monochromatic infrared therapy: a preliminary study of the effects of a novel treatment unit upon experimental muscle soreness.
Lasers Surg Med. 2001; 28 (1): 33-9.
PMID: 11430440 [PubMed-indexed for MEDLINE]

19. Yokoyama K, Sugiyama K.
Temporomandibular joint pain analgesia by linearly polarized near-infrared irradiation.
Clin J Pain. 2001 Mar; 17 (1): 47-51.
PMID: 11289088 [PubMed-indexed for MEDLINE]

20. Basford, Jeffrey R.
Low Energy Laser Therapy: Controversies & Research Findings, Mayo Clinic.
Lasers Surg Med. 1989;(9): 1-5.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Present stage of development is patent pending status for the ILC room. Although development is complete, and the same technology is working in Russia, a prototype of the ILC room is not in existence in the United States. Construction of the ILC room is planned in the retail health club the Company wishes to build. Construction cost is estimated at $45,000 per room. The Company does not anticipate dependence upon any suppliers and does not have any existing supply contracts.

Management's main business objective will be to popularize ILC technology and grow the Company's club concept. Steps to achieve this objective include reaching

target customers and achieving high levels of customer satisfaction. Management must remain sensitive to the fact that non-Russian consumers may have limited knowledge of the ILC health club concept, but that market potential is large because consumers are always seeking new ways to be healthy, relax and socialize. Consumers will not have to make extensive habit changes or spend a lot of time or physical exertion in order to obtain the health benefits of ILC. The Company nis confident that attrition rates will be low provided that consumers are satisfied with the helpfulness of the staff, comparable dollar value of service fees to other local health clubs, and the maintenance of the facilities. Customer suggestion / comment cards will be encouraged.

Management's second business objective is to keep a positive cash flow and provide a good return on investment. Steps to achieve this objective include biweekly financial monitoring and budgeted expense evaluation. Although major adjustments should only be undertaken after careful evaluation that the new strategy will yield more benefits than the original plan, careful cash flow monitoring will lessen start up losses and help control the Company's performance.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

The market area for the Company's retail operation is the health and recreation industry.

<u>Health Business in Increasing Demand</u>: The ILC health club will be a welcome addition to the growing U.S. health and wellness industry. The U.S. health and fitness club industry, which represents a relatively small part of the larger health and wellness industry, grew from $7.8 billion to $14.1 billion from 1995 to 2003, according to International Health, Racquet and Sportsclub Association, or IHRSA.

International Health, Racquet and Sportsclub Association, IHRSA, director of research Bill Howland, states that high numbers of memberships are usually found in metropolitan areas with a dense population of white-collar workers, because "Health club membership follows education and income levels."

Although the club concept can be taken anywhere (there is a club sharing the Company's Russian sauna tradition in every major city from LA, to NY), the Company plans to locate in the geographic area of West Bloomfield/Farmington, MI.

the 5th largest high median income area in the country.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Competition is expected to be by service.

A. Competitors in the therapeutic services market are traditional medical approaches. To enhance the future ability to market ILC technology and ensure long term positive cash flow for the health club, the Company plans to enter into an agreement with medical personnel to use the ILC club facilities. They will perform a clinical trial to test the benefits of ILC technology. (They will not use the Company's club members for these tests, which will be performed during hours when the club is closed.) Based on similar test results of the health benefits of infrared therapy acknowledged in dozens of medical journals in the United States, and clinical tests already conducted in Russia using the Banya Maslova sauna technology, we anticipate the ILC thermal process as a means of fighting many serious medical conditions: Cardiovascular activity; Kidney disease; Blood circulation; Muscular and joint pain; Resistance to pathogens and viral infections; Weight balance and metabolism (one ILC session burns 600-2400 kcals, which means it is possible to lose 1 kg (2.2 lbs) of weight per session); Cellulitis; Skin tone; Nervousness and Stress.

B. Local competitors in the retail health club market are facilities which offer sauna usage but not in the sauna tradition are health clubs like LifeTime Fitness, the Oakland Athletic Club in Birmingham, MI, The Sports Club of West Bloomfield, MI, Fitness Together in West Bloomfield and Bloomfield Hills, MI and Peter Neilson's Health Clubs in West Bloomfield and Southfield, MI. Competition from Beauty and Day Spas such as the Tamara Spa in Farmington Hills, MI and Visage Spa in Bloomfield Hills, MI also offer massage and traditional sauna applications. These competitors are large and financially sound.

ILC's ability to effectively compete is predicated upon both A) the unique

combination of services ILC offers in the classic Russian sauna tradition and, B) the unique technology ILC offers. ILC technology employs the health benefits of infrared technology currently not used in either conventional sauna settings such as Lifetime Fitness or even in the saunas based on Russian tradition such as Schvitz Health Club. Neither physical exercise nor sales of special product lines will take place in the ILC health club. ILC patent pending rooms are designed to be safer and more comfortable than traditional sauna applications. Some ILC club members will want to use ILC for relaxation, while others will want to use ILC for health benefits. Club members may still want to use exercise equipment and other services in traditional health clubs and day spa competitors, but they will prefer the more comfortable ILC setting over traditional saunas.

Although the Company's lounge will be open to the general public for food and drink per Michigan Liquor Control Commission regulations, the Company's pro forma does not consider direct competition with any local restaurants. The Company assumes $50/month use by sauna club members who will be dining weekly as part of the club experience at an average of $12.50/member. Monthly membership to use the ILC sauna rooms and pool is $95/month, which is comparable to local membership fees in health clubs.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The Company plans to market ILC use as a club rather than allowing the general public to attend. Membership cards will accumulate a transaction record for each patron so that employees can maximize the known preferences for each member.

recommend appropriate services, and control the member's conduct in using the facilities. 960 customers paying monthly club dues of $95/month to yield over $1 million in revenues. If the same 960 customers spend only $50/month in the lounge, it will yield another $0.5 million in revenue. Menu prices will average $12.50/meal with target food cost of 38%, and alcohol cost of 28% (liquor)-45 or 50% (beer, wine respectively).

The Company will offer reduced initiation fees to the first 200 members and give fee tours to encourage people to try the facility until the Company reaches target pro forma membership. In addition to Yellow Page listing and Internet search engine optimization, advertising will be in local newspapers and on local radio stations.

To target the initial customer case, brochures will be placed in local Russian stores. Initial marketing strategy is to target Russian-speaking people because they will be familiar with the Company's classic Russian "banya" tradition, which combines food and drink, a comfortable meeting place, relaxation pool, and sauna thermal procedures. Russians will bring their non-Russian business associates and friends to the club and help popularize ILC. As non-Russian people learn of ILC and try it, they too will become members and increase demand for the ILC club, technology and benefits.

To achieve rapid penetration of the market management plans to combine a reasonable membership price with heavy promotion in an attempt to obtain and maintain a large market share. Considering that ILC usage is recommended weekly, management plans a membership price of $95/month, which amounts to $21.92/week, or $15/hour. Management intends that ILC membership be priced at $95/month, a cost commensurate with other social clubs but with the added value of unique health benefits from infrared thermal procedures in the sauna. The combination of services the Company will offer, including amenities such as relaxation pool, massage equipment, and full service lounge and bar, is in line with the classic Russian sauna tradition, but will be unique to our market area.

Pre-opening advertising will occur concurrent with the final three months of renovation / construction. Cost is budgeted at $12,200. In addition to the pre-opening advertising, $25,170 is budgeted for first year advertising.

To date, the Company has not initiated market studies. The usefulness of such studies may be narrow in scope considering that the facility the Company has priced to build is 7,181.25 GSF, which can accommodate weekly usage by only 2,000 members. Population in the target area approximates 34,000 Russian-speaking people out of the total 1.4 million people in Oakland County, MI. The company assumes that the supporting niche approximates one-third of this local Russian

population, or 11,000 persons. Pro-forma figures assume market penetration of average club membership from 720 people in the first year to 1,680 people in the fourth year, with breakeven figures of 942 to 1375 persons during those years, representing 3% to 4% of the local Russian population.

All major cities in the United States, including Los Angeles, Denver, Chicago, Boston, Miami, and New York currently enjoy sauna clubs in the Russian sauna tradition. The Company's target club location is West Bloomfield in Oakland County, Michigan, the 5th largest high income area in the country which is currently not home to such a club. The Company may seek to open additional health club facilities in the future to accommodate greater market penetration, as demand is expected to follow other major cities in reaching beyond the Russian community.

As the Company has not commenced operations, there are no current customers or existing orders or sales.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of **10/12/04** $**0**
(a recent date)

As of of **10/12/03** $**0**
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain. **Sales are not anticipated to be seasonal or cyclical. There are and have been no orders as the Company has not yet become operational**

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

No present employees.
Nine employees over the next twelve months as follows:

- **ILC Cleaning: Cleaning floors, lavatories, glass surfaces, locker rooms and laundry: one employee.**
- **ILC Massage & Pool: Perform personal massage, control ILC usage, control massage machine and tanning machine usage, clean ILC rooms and machinery, serve patrons in poolside lounge area as needed, bring towels and robes to patrons as needed: one employee.**
- **ILC Pool Attendant/Guard: Life Guard and control patrons in pool area: one employee.**
- **ILC Secretary/Desk Attendant: Greet patrons. accept and plan reservations, answer telephone, issue and control membership cards, issue lockers, notify other personnel of patrons' needs, swipe the membership card for all transactions, clean desk area: one employee.**
- **ILC General Manager/Officer: Plan, supervise and control ILC technology, operations, and club employees, meet with club members as needed to facilitate optimal club use and ensure customer satisfaction and loyalty: one employee.**
- **Lounge Wait Staff: Accept food and beverage orders and serve restaurant patrons, deliver food and beverage to poolside lounge as needed: two employees.**
- **Lounge Dishwasher/Prep: Wash kitchen equipment and dishes; assist chef as directed: one employee.**
- **Lounge Executive Chef: Cook, assist in menu planning and pricing, perform inventory and food ordering, manage and direct kitchen personnel and wait staff. Certification as a food manager is required: one employee.**
-

Company is not unionized and does not anticipate union activity.

Health insurance will be provided for employees.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

At present the Company does not own or lease any real estate, plant,or equipment. Legal rights to the Patent remain in the joint names of Founders / Officers / Directors Delphine L. Agnor and Alexander G. Noskov.

The Company intends to purchase assets as follows:

Item	Cost
Land Acquisition	$ 800,000
Construction	$3,238,000
Equipment and Furniture	$ 420,600
Total	$4,458,600

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Officers Delphine L. Agnor and Alexander G. Noskov are joint Patent Holders of the patent pending Invigorate Life Complex (ILC) room. They have entered into NonCompete Agreements stating:

(a) For a period of ten (10) years, Patent Holder will not, jointly or severally, disclose the confidential information to anyone other than employees and consultants of the Company who have a need to know the information in connection with their employment or consulting duties;
(b) Patent Holder will not compete with the Company or use confidential information of the Company if the Patent Holder leaves the Company before said ten (10) years have elapsed; and
(c) Patent Holder will use reasonable efforts to prevent making commercial use of any part of the confidential information, or ILC patent technology, other than for the sole benefit of the Company for ten (10) years.

Patent Holders' duties under this Agreement extend for a period of ten (10) years

and shall survive if Patent Holder(s) leave(s) the Company before said ten (10) years have elapsed. Patent Holder(s) acknowledge that a remedy at law for any breach or threatened breach by Patent Holder of the provisions of these sections would be inadequate, and that such a breach would cause irreparable harm to the Company. Patent Holder agrees that the Company shall be entitled to injunctive relief in case of any such breach or threatened breach.

The Company has not expended any funds to date. Founders / Officers / Directors Delphine L. Agnor and Alexander G. Noskov have expended their own personal funds for all research and development expenses. It is not anticipated that the Company will finance any research and development costs during the coming year. In the event that Company funds

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The local health department regulates sanitary conditions of all locker rooms, pools, sauna rooms, and eating and drinking places.

Although the Company will not perform clinical trials, independent medical personnel for such trials will use the health club facility, and the facility may therefore need to meet specifications set forth by federal and state governmental agencies.

At the present time, the Company has not acquired any licenses or permits required by regulatory agencies. The Company will need to appear before the local planning commission, building engineers, and liquor control commission. Estimated time to complete planning commission and engineering requirements to start construction is 3 months. Liquor Control Commission process will take approximately 6 months and can run concurrent with the planning commission and building process. Total fees are estimated at $30,000 to be financed by investors.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain. **None**.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

April 29, 2004: ILC, Inc. is formed.

May 4, 2004: Assumed Name of Invigorate Life Club is certified.

May 12, 2004: Employer Identification Number is issued.

June 23, 2004: US Service Mark applications have been filed for ILC, Invigorate Life Complex, Invigorate Life Club, and ILC Logo.

July 14, 2004: Architectural drawings and cost modeling are completed by Barton Malow Design.

August 1, 2004: Patent search completed.

September 21, 2004: Provisional Patent Application submitted.

At present time the Company has not commenced operations. The Company does not anticipate any mergers, acquisitions, spin offs, or recapitalization.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
	Although the maximum proceeds of this offering is $3 million, $5million is the total capital funding required.	
(1) **Financing**	**Assuming maximum proceeds of $3 million, banks will finance the balance of $2 million.** **Assuming minimum proceeds of $1 million, the Company will need to attract angel investors for an additional $1 million before approaching banks for balance of $3 million.**	**Obtaining angel investor financing will run concurrently with the offering. Bank financing is approximated at four months.**
(2) **Land acquisition**	**Management has identified four suitable potential sites in the West Bloomfield/Farmington area. Upon obtaining minimum offering proceeds, steps management will take are 1) offering a purchase agreement to the seller of the most suitable site, 2) obtaining local governmental planning commission, building engineering, and zoning approval, and 3) obtaining an environmental audit for the property**	**Land acquisition is estimated to be completed within two months of obtaining minimum offering proceeds. Estimated cost of land acquisition is $0.8 million. Estimated time to complete planning commission, engineering and zoning requirements is 3 months, at a cost of an estimated at $30,000.**
(3) **Renovation / construction**	**Steps necessary to achieve this objective are 1) obtaining sufficient capital proceeds to meet construction in progress billings, 2) site meeting with Barton Malow**	**Renovation completion time is estimated at 6 months. Completion time for construction is estimated to be 12 months**

		Construction to determine extent of renovation and / or finalize construction plans, and 3) obtaining requisite governmental building licenses.	if an existing building cannot be renovated. Renovation cost is estimated $1.62 million, which is half of construction cost of $3.238 million.
(4)	Acquisition of fixed asset equipment and furnishings	Steps necessary to achieve this objective are follow up contacts with potential vendors	Fixed asset acquisition will run concurrent with the final four months of renovation / construction. Estimated cost is $0.4206 million, however equipment cost may enjoy a fifty percent reduction if the renovated building already includes kitchen equipment.
(5)	Hiring and training personnel for club operations.	Steps necessary to achieve this objective include targeting potential employees, interviewing and checking references for the same, and scheduling hands on training / walk through club operations.	Hiring potential employees will run concurrent with the final three months of renovation / construction. On the job training will occur for two weeks prior to opening for business upon completion of construction. Costs are estimated at $25,000.
(6)	Pre-opening advertising.	Steps necessary to achieve this objective include Yellow Page listing, Internet search engine optimization, advertising in local newspapers and on local radio	Pre-opening advertising will occur concurrent with the final three months of renovation / construction. Cost is budgeted at

stations, and placed brochures in local Russian stores.	**$12,200.**

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

The first anticipated consequence of the Company's failure to timely complete these steps is a delay in opening, which will prolong the time before investors realize a dividend.

The second anticipated consequence of the Company's failure to timely complete these steps are possible costs overruns. Examples of these cost overruns include but are not limited to inflation and market escalation that may account for labor rate increases and material price inflation, and winterization costs.

The Company has protected investors from the first anticipated consequence by issuing cumulative preferred stock. Preferred stockholders will not receive the stated $8/share dividend until the company begins operations, but dividends not paid in any operational year must be made up in a later year before any profits can be distributed to common shareholders.

The Company cannot protect investors from possible cost overruns, other than by taking all reasonable measures to adhere to budgets for time and cost estimates.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

At present, the Company has not commenced operations.

Total **$0** (**$0** per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable. **N/A**

Offering Price Per Share / Net After-Tax Earnings Last Year Per Share	=	**$0** (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

At present the Company does not have any assets and has $0 net tangible book value.

$0 ($0 per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Upon attaining maximum proceeds, the Company will be have net tangible book value of $2,458,600, (land, building and equipment of $4,458,600 less long term debt of $2,000,000.)

If only minimum proceeds are attained, the Company will have net tangible book value of $458,600 (land, building and equipment of $4,458,600 less long term debt of $4,000,000.)

The Company is not including the value of intangible assets.

The Company has not commenced operations, and hence there are no retained earnings

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)
Founders of the Company, issue date: 04/29/04:

**250 Common Shares, $100 Par Value:
Delphine L. Agnor, 2936 Davison Ave.,
Auburn Hills, MI 48326;**

**250 Common Shares, $100 Par Value:
Alexander G. Noskov, 2936 Davison
Ave., Auburn Hills, MI 48326**

**Consideration given by the Founders of the Company:
Personal Cash spent for the Company $50,000.**

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: **30%**

If the minimum is sold: **10%**

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: **$3,050,000***

If the minimum is sold: **$1,050,000***

*** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be Preferred Shares, Minimum 10,000 Shares at $100 par Value; Maximum 30,000 Shares at $100 Par Value. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $0.**

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount $, %	If Maximum Sold Amount $, %
Total Proceeds	**$1,000,000; 100%**	**$3,000,000, 100%**
Less: Offering Expenses	**$0, 0%**	**$0, 0%**
Commissions & Finders Fees Legal & Accounting	**$0, 0%**	**$0, 0%**

Copying & Advertising	**$0, 0%**	**$0, 0%**
Other (Specify):	**$0, 0%**	**$0, 0%**
Net Proceeds from Offering	**$1,000,000, 100%**	**$3,000,000, 100%**
Use of Net Proceeds		
Land Acquisition	**$800,000, 80.0%**	**$800,000, 26.7%**
Licensing & Attorney Fees	**$30,000, 3.0%**	**$30,000, 1.0%**
Construction	**$0, 0%**	**1,658,600, 55.3%**
Pre-Opening Salary	**$0, 0%**	**$0, 0%**
Pre Opening Advertising	**$0, 0%**	**$0, 0%**
Equipment and Furniture	**$0, 0%**	**$0, 0%**
Working Capital (restricted cash for meeting requirement for bank loan)	**$170,000, 17%**	**$511,400, 17%**
Total Use of Net Proceeds	**$1,000,000, 100%**	**$3,000,000, 100%**

Note: Construction costs in this table assume full construction of a new premises rather than renovation. In the event that renovation of an existing structure is deemed architecturally feasible, renovation costs are estimated at one-half of construction costs.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

There is a minimum amount of proceeds, $1 Million. In the event that only minimum proceeds are obtained, the Company will acquire land, pay licensing and attorney fees, and keep the balance of proceeds as restricted cash to back up a combination of debt financing and angel investment to complete the $5 million required for the project.

In the event that the maximum amount of proceeds are obtained, the Company will acquire land, pay licensing and attorney fees, and keep the balance of proceeds as restricted cash to back up debt financing to complete the $5 million required for the project.

The following table summarizes total project use of funds:

Use of Proceeds	$5 million from Stock Proceeds, Bank Debt, (and if minimum stock proceeds, a maximum $1 million Angel Investment)	100%
Land Acquisition	$800,000	16%
Licensing, Atty fees	30,000	0.6%
Construction	$3,238,000	64.8%
Pre-opening Salary	$25,000	0.5%
Pre-opening Advertising	$12,200	0.2%
Equipment & Furniture	$420,600	8.4%
Working Capital	$474,200	9.5%
Total	$5,000,000	100%

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a

potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

In the event that maximum proceeds are not obtained, the Company will acquire land, pay licensing and attorney fees, and keep the balance of proceeds to back up a combination of bank debt financing, and a maximum $1 million angel investment to complete the $5 million required for the project. The Company has not made attempts to secure firm offers for said debt financing, or angel investment at this time.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness. **N/A**

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

All assets will be acquired in the ordinary course of business, and not from officers, directors, employees, or principal shareholders of the Company.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain: **N/A**

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company has not yet commenced operations and is not a party to any note, loan, lease, or other indebtedness or financing agreement. The Company does not anticipate any cash flow or liquidity problems.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

In the event that maximum proceeds are not obtained, the Company will acquire land, pay licensing and attorney fees, and keep the balance of proceeds to back up a combination of debt financing and angel investment to complete the $5 million required for the project. The Company has not made attempts to secure firm offers for said debt financing or angel investment at this time.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	As Adjusted	
	10/12/04 (date)	Minimum	Maximum
Debt:			
Short-term debt (average interest rate ___%)	**$0**	**$0**	**$0**
Long-term debt (average interest rate **8,5**%)	**$0**	**$4,000,000**	**$2,000,000**
Total debt	**$0**	**$4,000,000**	**$2,000,000**
Stockholders equity (deficit):			
8% Preferred stock **$100** par or stated value (by class of preferred in order of preferences)			
Series A Preferred, $100 par	**$0**	**$1,000,000**	**$3,000,000**
______	______	______	______
______	______	______	______
500 Shares Common stock **$100** par or stated value	**$50,000**	**$50,000**	**$50,000**
Additional paid in capital	**$0**	**$0**	**$0**
Retained earnings (deficit)	**$0**	**$0**	**$0**

Total stockholders equity (deficit)	$50,000	$5,050,000	$5,050,000
Total Capitalization	$50,000	$5,050,000	$5,050,000

Number of preferred shares authorized to be outstanding:
Note: The Company reserves the right to Amend the Articles of Incorporation to increase the number of shares to accommodate the maximum issuance herein and / or to increase the number of common shares reserved to meet conversion requirements.

Number of Series A Class of Preferred	$100 Par Value Shares Authorized	Per Share
Series A Preferred Stock	**30,000 shares**	**$100**

Number of common shares authorized: **30,000** shares. Par or stated value per share, if any: **$100**

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights 29,500 shares.

Note 1: The Company will have two different classes of Common Stock to grant corporate management / founding shareholders a majority of voting rights to the class of stock held by that group.
Note 2: The Company reserves the right to Amend the Articles of Incorporation to increase the number of shares to accommodate the maximum issuance herein and / or more specifically to increase the number of common shares reserved to meet conversion requirements.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[ ] Common Stock
[X] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
____
[ ] Other:______________________________

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[X]	[ ]	Preference as to dividends or interest
[X]	[ ]	Preference upon liquidation
[x]	[ ]	Other special rights or preferences (specify): ______________________

Explain:
These securities are $100 par value 8% cumulative partially participating convertible preferred stocks. These securities pay a cumulative annual dividend of $8 per share. Assuming minimum offering proceeds of 10,000 shares, the minimum total dividend distribution to aggregate preferred investors is $80,000 per year. Assuming maximum offering proceeds of 30,000 shares, the maximum

total dividend distribution to aggregate preferred investors is $240,000 per year.

These securities are entitled to share ratably with the common shareholders in any profit distributions beyond the prescribed $8/share preferred return at the rate of 0.001% per share. Assuming minimum offering proceeds of 10,000 shares, the minimum total profit distribution beyond the prescribed $80,000 dividend distribution per year to aggregate preferred investors is 10% per year. Assuming maximum offering proceeds of 30,000 shares, the maximum total profit distribution beyond the prescribed $240,000 dividend distribution per year to aggregate preferred investors is 30% per year.

These securities are convertible to Class A Common Stock at a ratio of 1:1 at either 1) the option of the investor at any time after the Company commences operations and receives gross operating revenue; or 2) the option of the Company five years after the Company commences operations and receives gross operating revenue.

Note: The Company will have two different classes of Common Stock to grant corporate management / founding shareholders a majority of voting rights to the class of stock held by that group. Assuming minimum offering proceeds of 10,000 shares, investors as a class will have 10% voting rights. Assuming maximum offering proceeds of 30,000 shares, investors as a class will have 30% voting rights.

16. Are the securities convertible? [**X**] Yes [ ] No
If so, state conversion price or formula.
1 Share Series A Preferred Stock: 1 Share Series A Common Stock
Date when conversion becomes effective: **At the option of the investor at any time after the Company commences operations and receives gross operating revenue; at the option of the Company five years after the Company commences operations and receives gross operating revenue.**
Date when conversion expires: **N/A**

17. (a) If securities are notes or other types of debt securities: **N/A**

(1) What is the interest rate? ________%
If interest rate is variable or multiple rates, describe:

____

(2) What is the maturity date? ____/____/____
If serial maturity dates, describe: ______________________________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No

Describe: ____

(4) Is there a trust indenture? [ ] Yes [ ] No

Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No

Describe, including redemption prices:

____

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No

Describe: ____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $_____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $_____________

How much indebtedness is junior (subordinated) to the securities? $ _____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Last Fiscal Year

		Pro Forma	
	Actual	Minimum	Maximum
"Earnings" / "Fixed Charges" =	________	________	________
If no earnings show "Fixed Charges" only	________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: **Yes, see responses below**

Are unpaid dividends cumulative? [**X**] Yes [ ] No

Are securities callable? [ ] Yes [**X**] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:
Dividends will not begin to be paid until the Company commences operations and receives gross operating revenue, but because these securities are cumulative, dividends will accrue during the pre-operational time when the Company is engaged in land acquisition, and or construction / renovation, and or pre-opening employee training.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): **$0;**
At the present time, the Company has not commenced operations.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: **N/A.**
The Resident Agent of the Company is selling the securities for the Company without commission or compensation.

Name:	____________________	Name:	____________________
Address:	____________________	Address:	____________________
	____________________		____________________
Telephone	(___)________________	Telephone	(___)________________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. N/A

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	**Delphine L. Agnor**	Name:	____________
Address:	**2936 Davison Ave.** **Auburn Hills, MI 48326**	Address:	____________ ____________
Telephone No.:	**(248) 310-6712**	Telephone No.:	(___)____________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? N/A [ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: **Escrow Agent: Citizens Bank**

Address: 328 S. Main Street, Flint, MI 48502

Telephone: (810) 768-4708

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: 12/31/05

Note: The Company reserve the right to extend the impound period upon receipt of written approval to extend the impound period from the subscriber(s) whose investment(s) have been so impounded. Said written approval must indicate the term of extension and be signed by such subscriber(s).

Will interest on proceeds during escrow period be paid to investors? [X] Yes [ ] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: N/A

Note: **Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.**

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: N/A

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: **Chief Executive Officer**

Name: **Alexander G. Noskov** Age: **33**

Office Street Address: **2936 Davison Ave., Auburn Hills, MI 48326** Telephone No.: **(248) 505-2763**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Employer: Anchor Company, Russian Consultants

Title: Consultant in the United States;

Dates of Position: June 2000 – present.

Job Responsibilities: Engineering design; banya improvements.

Employer: Chelyabinsk Criminal Investigation Department, Russia

Title: Investigator;

Dates of Position: November 1996-1999 (left employ to come to America)

Job Responsibilitites: Plan & organize criminal prosecution dept (22 empl).

Employer: Chelyabinsk Coal Company, Korkino,Russia

Title: Electrical Engineering Supervisor;

Dates of Position: 1993-1996

Job Responsibilities: Supervise electric engine repair division (30 empl)

Education (degrees, schools, and dates):

Chelyabinsk University, Russia, Law Degree, January 1999

Ural State Academy, Russia, Masters Degree Electrical Mechanical Engineering, 1996

Chelyabinsk Region School of Police, Russia, Criminal Inv License, 1996

Technical Schools # 1 & 2, (High School Degree) Chelyabinsk, Russia, 1989

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: **100%**

30. Chief Operating Officer: Title: **Chief Operating Officer**

Name: **Alexander G. Noskov** Age: **33**

Office Street Address:
2936 Davison Ave., Auburn Hills, MI 48326 Telephone No.: **(248) 505-2763**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Employer: Anchor Company, Russian Consultants

Title: Consultant in the United States;

Dates of Position: June 2000 – present

Job Responsibilities: Engineering design; banya improvements.

Employer: Chelyabinsk Criminal Investigation Department, Russia

Title: Investigator;

Dates of Position: November 1996-1999 (left employ to come to America)

Job Responsibilitites: Plan & organize criminal prosecution dept (22 empl).

Employer: Chelyabinsk Coal Company, Korkino,Russia

Title: Electrical Engineering Supervisor;

Dates of Position: 1993-1996

Job Responsibilities: Supervise electric engine repair division (30 empl)

Education (degrees, schools, and dates):

Chelyabinsk University, Russia, Law Degree, January 1999

Ural State Academy, Russia, Masters Degree Electrical Mechanical Engineering, 1996

Chelyabinsk Region School of Police, Russia, Criminal Inv License, 1996

Technical Schools # 1 & 2, (High School Degree) Chelyabinsk, Russia, 1989

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: **100%**

31. Chief Financial Officer: Title: **Chief Financial Officer**

Name: **Delphine L. Agnor** Age: **37**

Office Street Address:
2936 Davison Ave., Auburn Hills, MI 48326 Telephone No.: **(248) 310-6712**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Employer: Garmo, Abdal & Samona, CPAs; Title: Accountant

Dates of Position: November 2003-present

Job Responsibility: Tax preparation and monthly corporate accounting

Employer: Thomas R. Litton, EA; Title: Accountant

Dates of Position: August 1997 – June 2003 (left employ to return to Mi);

Job Responsibility: Tax preparation and accounting for corp & indiv clients.

Employer: Willson-Walker House Restaurant; Title: Banquet Coordinator

Dates of Position: Nov 1998-June 2003 (part time position, 3 star restaurant)

Job Responsibilities: Client menu planning, billing, staff supervision.

Education (degrees, schools, and dates):

Washington & Lee University School of Law, Lexington, VA

J.D. Degree, May 1992 (maiden name: Delphine L. Davison)

Wake Forest University, Winston-Salem, N.C.

B.S. Business, Cum Laude, 1989 (maiden name: Delphine L. Davison)

University Liggett High School, Grosse Pte Wds, MI, Magna Cum Laude, 1985 (maiden name: Delphine L. Davison)

Also a Director of the Company [**X**] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: **50%**

32. Other Key Personnel: **N/A**

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: 2 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:
The Company's By-Laws indicate that the number of Directors of the Corporation shall be not less than one (1) nor more than fifteen (15) unless a different number shall be fixed from time to time by the vote of a majority of the outstanding shares of the Corporation entitled to vote; provided that the number of Directors shall not be reduced to shorten the term of any director at that time in office. Each Director shall hold office from the date of election and qualification until his or her successor shall have been duly elected, or until his or her earlier removal, resignation, death or incapacity.

34. Information concerning outside or other Directors (i.e. those not described above): **N/A**

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[X] Yes [ ] No Explain: **Vice President, CEO, COO, Alexander G. Noskov, came to the United States in 1999 from a management career in Russia, and holds Masters degrees in Electrical-Mechanical Engineering and Law. He has over ten years' management experience and background in Russian banya technology. President and CFO of ILC, Inc., Delphine L. Agnor, is an accountant and lawyer. She also has restaurant management experience. She holds a B.S. in Business Administration and a Juris Doctorate degree.**

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information. **Anchor Company (Russia) has provided a release/consent for all transactions having substantial contacts in the United States conducted by Alexander Noskov.**

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates. **No**.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company. **N/A**

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. **N/A**

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. **Vice-President and Chief Operating Officer, Alexander G. Noskov, filed a petition for bankruptcy relative to his divorce in 2003. No material business dealings were at issue in the proceeding**.

Note: **After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.**

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name	Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Delphine L. Agnor	**Common Stock**	**$100**	**250**	**50%**	**250**	**50%**
Alexander G. Noskov	**Common Stock**	**$100**	**250**	**50%**	**250**	**50%**

Office Street Address:

Delphine L. Agnor, 2936 Davison Ave., Auburn Hills, MI 48326

Alexander G. Noskov, 2936 Davison Ave., Auburn Hills, MI 48326

Telephone No.

Delphine L. Agnor: (248) 310-6712

Alexander G. Noskov: (248)505-2763

Principal occupation:

Delphine L. Agnor: Accountant

Alexander G. Noskov: Manager

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: **500** shares (**100% of total outstanding profit and voting shares**)

After offering: a) Assuming minimum securities sold: **500** shares (**90% of total outstanding profit and voting rights)**

b) Assuming maximum securities sold: **500** shares (**70% of total outstanding profit and voting rights)**

(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe. **N/A**

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements. **N/A**

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved. **N/A**

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year: **N/A**

	Cash	Other
Chief Executive Officer	$0	$0
Chief Operating Officer	$0	$0
Chief Accounting Officer	$0	$0
Key Personnel:		
________________________	$0	$0
________________________		
________________________		
Others:		
________________________	$0	$0
________________________		
________________________		
Total:	$0	$0
Directors as a group (number of persons)	$0	$0

(b) If remuneration is expected to change or has been unpaid in prior years, explain: N/A

(c) If any employment agreements exist or are contemplated, describe:

Alexander G. Noskov will plan, supervise and control ILC technology, operations, and club employees. He will also meet with club members as needed to facilitate optimal club use and ensure customer satisfaction and loyalty. Alexander G. Noskov will receive a salary beginning at $50,000/year when the club opens. Before the club opens, upon commencement of building or renovation, he expects to receive 50% of his regular salary, or $25,000, so that he may supervise construction, engage in employee selection and training, commence advertising contacts, and make necessary arrangements for a smooth opening. He is currently 50% Common Shareholder.

Delphine L. Agnor will oversee financial and legal issues to ensure efficient and profitable operations. Delphine L. Agnor will not receive a salary. She is currently 50% Common Shareholder.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares (0% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: N/A

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares. N/A

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. N/A

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination: N/A

Note: **After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.**

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations. **N/A**

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor. **N/A: Company is a C Corporation.**

Name of Tax Advisor: ______________________________
Address: ______________________________
Telephone No. (____)____-__________

Note: **Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.**

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. **None.**

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A. **See attached. Pro-Forma Financial Statements. The Company has not commenced operations at the time of this Disclosure Document and does not anticipate commencing operations until the time after minimum proceeds are obtained.**

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes. **All the Company's financial statements are ProForma Financial Statements regarding future financial trends and results, as well as other types of forward-looking information. The Company does not have an operating history at the time of this Disclosure document. In general terms, this Disclosure document explains the risks and uncertainties to which I.L.C., Inc. is exposed in relation to future development, and the factors that may affect the accuracy of these forward-looking statements. These factors include, inter alia, the information presented in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Certain Relevant Risk Factors." The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of such factors and factors described elsewhere in this Disclosure document.**

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible. **All the Company's financial statements are ProForma Financial Statements regarding future financial trends and results, as well as other types of forward-looking information. The Company does not have an operating history at the time of this Disclosure document.**

The future prospects for the Company's business is favorable. Health Business is in Increasing Demand: The ILC health club will be a welcome addition to the growing U.S. health and wellness industry. The U.S. health and fitness club industry, which represents a relatively small part of the larger health and wellness industry, grew from $7.8 billion to $14.1 billion from 1995 to 2003, according to International Health, Racquet and Sportsclub Association, or IHRSA.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: **N/A The Company has not commenced operations.** . What is the anticipated gross margin for next year of operations? Approximately **85.3% Pro-Forma.** If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained. **Source #1: Dunn & Bradstreet 2002 Industry Norms indicate 72.3% Gross Margin for SIC 7997 Sports Membership Clubs. Source #2: Russian empiracle data on sauna use of infrared technology, "Banya Maslova," www.aelimp.ru cites 20% savings in cost of usage over traditional saunas for facility operators.**

50. Foreign sales as a percent of total sales for last fiscal year: **0%** Domestic government sales as a percent of total domestic sales for last fiscal year: **0%** Explain the nature of these sales, including any anticipated changes: **N/A**.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of AUBURN HILLS, State of MICHIGAN, on OCTOBER 30, 2004.

(Issuer) Delphine L Agnor, President/CFO ILC, INC.

By (Signature and Title) DELPHINE L. AGNOR, PRESIDENT ILC, INC., / CFO, ILC, INC

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) A. Noskov, CEO ILC, INC.

(Title) ALEXANDER G. NOSKOV, CEO ILC, INC.

(Selling security holder) N/A

(Date) 10/30/04

(Signature) ______

(Title) ______

(Selling security holder) ______

(Date) ______

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

http://www.sec.gov/divisions/corpfin/forms/1-a.htm
Last update: 12/10/2001

Financial Statements
(Assumption: Maximum Stock Proceeds of $3,000,000
Bank Financing of $2,000,000 at 9%)

ILC Max Stk Accrued
Balance Sheet
As of December 31, 2005

Accrual Basis

		Dec 31, 05
ASSETS		
Current Assets		
Checking/Savings		
Citizens Bank Checking		57,976.04
Total Checking/Savings		57,976.04
Total Current Assets		57,976.04
Fixed Assets		
Building & Equipment		
Building	3,238,000.00	
Furniture & Fixtures	25,000.00	
Land	800,000.00	
Machinery & Equipment	395,600.00	
Total Building & Equipment		4,458,600.00
Total Fixed Assets		4,458,600.00
TOTAL ASSETS		**4,516,576.04**
LIABILITIES & EQUITY		
Liabilities		
Long Term Liabilities		
Long Term Debt		1,933,893.29
Total Long Term Liabilities		1,933,893.29
Total Liabilities		1,933,893.29
Equity		
Series A Pref Stk, $100 Par, 8%		3,000,000.00
Net Income		-417,317.25
Total Equity		2,582,682.75
TOTAL LIABILITIES & EQUITY		**4,516,576.04**

Accrual Basis

ILC Max Stk Accrued
Profit & Loss
January through December 2005

		Jan - Dec 05
Ordinary Income/Expense		
Expense		
Guaranteed Pmts & Dividends		240,000.00
Interest Expense		
Loan Interest	177,317.25	
Total Interest Expense		177,317.25
Total Expense		417,317.25
Net Ordinary Income		-417,317.25
Net Income		**-417,317.25**

ILC Max Stk Accrued
Statement of Cash Flows
January through December 2005

	Jan - Dec 05
OPERATING ACTIVITIES	
Net Income	-417,317.25
Net cash provided by Operating Activities	-417,317.25
INVESTING ACTIVITIES	
Building & Equipment:Building	-3,238,000.00
Building & Equipment:Furniture & Fixtures	-25,000.00
Building & Equipment:Land	-800,000.00
Building & Equipment:Machinery & Equipment	-395,600.00
Net cash provided by Investing Activities	-4,458,600.00
FINANCING ACTIVITIES	
Long Term Debt	1,933,893.29
Series A Pref Stk, $100 Par, 8%	3,000,000.00
Net cash provided by Financing Activities	4,933,893.29
Net cash increase for period	57,976.04
Cash at end of period	**57,976.04**

ILC Max Stk Accrued
Balance Sheet
As of December 31, 2006

Accrual Basis

	Dec 31, 06
ASSETS	
Current Assets	
Checking/Savings	
Citizens Bank Checking	23,131.48
Total Checking/Savings	23,131.48
Total Current Assets	23,131.48
Fixed Assets	
Building & Equipment	
Building	3,238,000.00
Depreciation	-141,008.00
Furniture & Fixtures	25,000.00
Land	800,000.00
Machinery & Equipment	395,600.00
Total Building & Equipment	4,317,592.00
Total Fixed Assets	4,317,592.00
Other Assets	
Organizational Costs	50,000.00
Total Other Assets	50,000.00
TOTAL ASSETS	**4,390,723.48**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
State Bank LOC	7,880.40
Total Credit Cards	7,880.40
Total Current Liabilities	7,880.40
Long Term Liabilities	
Long Term Debt	1,861,585.30
Total Long Term Liabilities	1,861,585.30
Total Liabilities	1,869,465.70
Equity	
Retained Earnings	-417,317.25
Series A Pref Stk, $100 Par, 8%	3,000,000.00
Series B Common Stk, $100 Par	50,000.00
Net Income	-111,424.97
Total Equity	2,521,257.78
TOTAL LIABILITIES & EQUITY	**4,390,723.48**

ILC Max Stk Accrued
Profit & Loss
Accrual Basis

January through December 2006

		Jan - Dec 06
Ordinary Income/Expense		
Income		
Initiation Fees		105,000.00
Membership Dues		820,800.00
Sales-Lounge Food & Bev		576,000.00
Total Income		1,501,800.00
Cost of Goods Sold		
Cost of Goods Sold-Lounge		220,032.00
Total COGS		220,032.00
Gross Profit		1,281,768.00
Expense		
Advertising		25,171.00
Cable & Movies		1,642.00
Depreciation Expense		141,008.00
Dues and Subscriptions		1,750.00
Education & Certification		1,000.00
Guaranteed Pmts & Dividends		240,000.00
ILC Leaves & Florals		1,916.00
Insurance		
Liability&Commercial Insurance	44,698.00	
Medical Insurance-Employee Bene	36,000.00	
Work Comp	9,108.00	
Total Insurance		89,806.00
Interest Expense		
Loan Interest	171,115.97	
Total Interest Expense		171,115.97
Internet Access Fee		360.00
Laundry		4,800.00
Licenses and Permits		200,000.00
Linen-Robes, Slippers, Towels		12,000.00
Linen-Tablecloths, Napkins		17,280.00
Link Credit Card Fees		35,442.00
Office Expense & Paper Supplies		9,600.00
Payroll Expenses		
Payroll Taxes	17,870.00	
Salaries & Wages-Chef	30,000.00	
Salaries & Wages-Cleaning	16,416.00	
Salaries & Wages-Massage & Flt	17,852.00	
Salaries & Wages-Officers	50,000.00	
Salaries & Wages-Pool Attend	16,416.00	
Salaries & Wages-Secretary	17,852.00	
Salaries & Wages-Sous Chef	0.00	
Wages & Salaries-Dishwasher	21,888.00	
Wages & Salaries-Wait Staff	28,000.00	
Total Payroll Expenses		216,294.00
Perfumes & Aromatics		821.00
Pest Control		1,140.00
Printing and Reproduction		821.00
Products-ILC & Pool		33,653.00
Repairs		
Equipment Repairs & Upkeep	44,352.00	
Janitorial Expense	27,680.00	
Total Repairs		72,032.00
Telephone		6,000.00
Utilities		
Gas, Electric & Water	109,541.00	
Total Utilities		109,541.00
Total Expense		1,393,192.97

ILC Max Stk Accrued
Profit & Loss

Accrual Basis — January through December 2006

	Jan - Dec 06
Net Ordinary Income	-111,424.97
Net Income	**-111,424.97**

ILC Max Stk Accrued
Statement of Cash Flows
January through December 2006

	Jan - Dec 06
OPERATING ACTIVITIES	
Net Income	-111,424.97
Adjustments to reconcile Net Income to net cash provided by operations:	
State Bank LOC	7,880.40
Net cash provided by Operating Activities	-103,544.57
INVESTING ACTIVITIES	
Building & Equipment:Depreciation	141,008.00
Organizational Costs	-50,000.00
Net cash provided by Investing Activities	91,008.00
FINANCING ACTIVITIES	
Long Term Debt	-72,307.99
Series B Common Stk, $100 Par	50,000.00
Net cash provided by Financing Activities	-22,307.99
Net cash increase for period	-34,844.56
Cash at beginning of period	57,976.04
Cash at end of period	**23,131.48**

ILC Max Stk Accrued
Balance Sheet
As of December 31, 2007

Accrual Basis

		Dec 31, 07
ASSETS		
Current Assets		
Checking/Savings		
Citizens Bank Checking		111,312.12
Total Checking/Savings		111,312.12
Total Current Assets		111,312.12
Fixed Assets		
Building & Equipment		
Building	3,238,000.00	
Depreciation	-328,213.00	
Furniture & Fixtures	25,000.00	
Land	800,000.00	
Machinery & Equipment	395,600.00	
Total Building & Equipment		4,130,387.00
Total Fixed Assets		4,130,387.00
Other Assets		
Organizational Costs		50,000.00
Total Other Assets		50,000.00
TOTAL ASSETS		**4,291,699.12**
LIABILITIES & EQUITY		
Liabilities		
Long Term Liabilities		
Long Term Debt		1,782,494.33
Total Long Term Liabilities		1,782,494.33
Total Liabilities		1,782,494.33
Equity		
Retained Earnings		-528,742.22
Series A Pref Stk, $100 Par, 8%		3,000,000.00
Series B Common Stk, $100 Par		50,000.00
Net Income		-12,052.99
Total Equity		2,509,204.79
TOTAL LIABILITIES & EQUITY		**4,291,699.12**

ILC Max Stk Accrued
Profit & Loss
January through December 2007

Accrual Basis

		Jan - Dec 07
Ordinary Income/Expense		
Income		
Initiation Fees		8,000.00
Membership Dues		1,140,000.00
Sales-Lounge Food & Bev		600,000.00
Total Income		1,748,000.00
Cost of Goods Sold		
Cost of Goods Sold-Lounge		229,200.00
Total COGS		229,200.00
Gross Profit		1,518,800.00
Expense		
Advertising		26,220.00
Cable & Movies		2,280.00
Depreciation Expense		187,205.00
Dues and Subscriptions		1,750.00
Education & Certification		1,000.00
Guaranteed Pmts & Dividends		240,000.00
ILC Leaves & Florals		2,661.00
Insurance		
Liability&Commercial Insurance	55,680.00	
Medical Insurance-Employee Bene	42,900.00	
Work Comp	9,435.00	
Total Insurance		108,015.00
Interest Expense		
Loan Interest	164,332.99	
Total Interest Expense		164,332.99
Internet Access Fee		360.00
Laundry		5,300.00
Linen-Robes, Slippers, Towels		13,200.00
Linen-Tablecloths, Napkins		18,000.00
Link Credit Card Fees		41,253.00
Office Expense & Paper Supplies		12,000.00
Payroll Expenses		
Payroll Taxes	18,417.00	
Salaries & Wages-Chef	30,900.00	
Salaries & Wages-Cleaning	17,073.00	
Salaries & Wages-Massage & Flt	18,566.00	
Salaries & Wages-Officers	52,000.00	
Salaries & Wages-Pool Attend	17,073.00	
Salaries & Wages-Secretary	18,566.00	
Wages & Salaries-Dishwasher	22,545.00	
Wages & Salaries-Wait Staff	28,840.00	
Total Payroll Expenses		223,980.00
Perfumes & Aromatics		1,140.00
Pest Control		1,220.00
Printing and Reproduction		1,140.00
Products-ILC & Pool		36,136.00
Repairs		
Equipment Repairs & Upkeep	57,600.00	
Janitorial Expense	33,600.00	
Total Repairs		91,200.00
Taxes		
State	200,000.00	
Total Taxes		200,000.00
Telephone		6,720.00
Utilities		
Gas, Electric & Water	145,740.00	
Total Utilities		145,740.00

ILC Max Stk Accrued
Profit & Loss
January through December 2007

	Jan - Dec 07
Total Expense	1,530,852.99
Net Ordinary Income	-12,052.99
Net Income	**-12,052.99**

ILC Max Stk Accrued
Statement of Cash Flows
January through December 2007

	Jan - Dec 07
OPERATING ACTIVITIES	
Net Income	-12,052.99
Adjustments to reconcile Net Income to net cash provided by operations:	
State Bank LOC	-7,880.40
Net cash provided by Operating Activities	-19,933.39
INVESTING ACTIVITIES	
Building & Equipment:Depreciation	187,205.00
Net cash provided by Investing Activities	187,205.00
FINANCING ACTIVITIES	
Long Term Debt	-79,090.97
Net cash provided by Financing Activities	-79,090.97
Net cash increase for period	88,180.64
Cash at beginning of period	23,131.48
Cash at end of period	**111,312.12**

ILC Max Stk Accrued
Balance Sheet
As of December 31, 2008

Accrual Basis

	Dec 31, 08
ASSETS	
Current Assets	
Checking/Savings	
Citizens Bank Checking	440,764.16
Total Checking/Savings	440,764.16
Total Current Assets	440,764.16
Fixed Assets	
Building & Equipment	
Building	3,238,000.00
Depreciation	-486,163.00
Furniture & Fixtures	25,000.00
Land	800,000.00
Machinery & Equipment	395,600.00
Total Building & Equipment	3,972,437.00
Total Fixed Assets	3,972,437.00
Other Assets	
Organizational Costs	50,000.00
Total Other Assets	50,000.00
TOTAL ASSETS	**4,463,201.16**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued Dividends (Guar Pmts)	-80,000.00
Total Other Current Liabilities	-80,000.00
Total Current Liabilities	-80,000.00
Long Term Liabilities	
Long Term Debt	1,695,984.06
Total Long Term Liabilities	1,695,984.06
Total Liabilities	1,615,984.06
Equity	
Retained Earnings	-540,795.21
Series A Pref Stk, $100 Par, 8%	3,000,000.00
Series B Common Stk, $100 Par	50,000.00
Net Income	338,012.31
Total Equity	2,847,217.10
TOTAL LIABILITIES & EQUITY	**4,463,201.16**

ILC Max Stk Accrued
Profit & Loss
Accrual Basis — January through December 2008

		Jan - Dec 08
Ordinary Income/Expense		
Income		
Initiation Fees		68,800.00
Membership Dues		1,532,160.00
Sales-Lounge Food & Bev		806,400.00
Total Income		2,407,360.00
Cost of Goods Sold		
Cost of Goods Sold-Lounge		308,045.00
Total COGS		308,045.00
Gross Profit		2,099,315.00
Expense		
Advertising		35,240.00
Cable & Movies		3,064.00
Depreciation Expense		157,950.00
Dues and Subscriptions		1,750.00
Education & Certification		1,000.00
Guaranteed Pmts & Dividends		240,000.00
ILC Leaves & Florals		3,576.00
Insurance		
Liability&Commercial Insurance	74,834.00	
Medical Insurance-Employee Bene	55,200.00	
Work Comp	13,361.00	
Total Insurance		143,395.00
Interest Expense		
Loan Interest	156,913.69	
Total Interest Expense		156,913.69
Internet Access Fee		360.00
Laundry		7,200.00
Licenses and Permits		200,000.00
Linen-Robes, Slippers, Towels		16,800.00
Linen-Tablecloths, Napkins		24,192.00
Link Credit Card Fees		56,814.00
Office Expense & Paper Supplies		15,600.00
Payroll Expenses		
Payroll Taxes	25,857.00	
Salaries & Wages-Chef	31,827.00	
Salaries & Wages-Cleaning	34,487.00	
Salaries & Wages-Massage & Flt	20,052.00	
Salaries & Wages-Officers	75,000.00	
Salaries & Wages-Pool Attend	18,438.00	
Salaries & Wages-Secretary	20,052.00	
Salaries & Wages-Sous Chef	24,755.00	
Wages & Salaries-Dishwasher	23,221.00	
Wages & Salaries-Wait Staff	43,260.00	
Total Payroll Expenses		316,949.00
Perfumes & Aromatics		1,532.00
Pest Control		1,360.00
Printing and Reproduction		1,532.00
Products-ILC & Pool		49,874.00
Repairs		
Equipment Repairs & Upkeep	77,414.00	
Janitorial Expense	44,992.00	
Total Repairs		122,406.00
Telephone		7,920.00
Utilities		
Gas, Electric & Water	195,875.00	
Total Utilities		195,875.00
Total Expense		1,761,302.69

ILC Max Stk Accrued
Profit & Loss
January through December 2008

	Jan - Dec 08
Net Ordinary Income	338,012.31
Net Income	**338,012.31**

ILC Max Stk Accrued
Statement of Cash Flows
January through December 2008

	Jan - Dec 08
OPERATING ACTIVITIES	
Net Income	338,012.31
Adjustments to reconcile Net Income to net cash provided by operations:	
Accrued Dividends (Guar Pmts)	-80,000.00
Net cash provided by Operating Activities	258,012.31
INVESTING ACTIVITIES	
Building & Equipment:Depreciation	157,950.00
Net cash provided by Investing Activities	157,950.00
FINANCING ACTIVITIES	
Long Term Debt	-86,510.27
Net cash provided by Financing Activities	-86,510.27
Net cash increase for period	329,452.04
Cash at beginning of period	111,312.12
Cash at end of period	**440,764.16**

ILC Max Stk Accrued
Balance Sheet
As of December 31, 2009

Accrual Basis

		Dec 31, 09
ASSETS		
Current Assets		
Checking/Savings		
Citizens Bank Checking		1,123,756.20
Total Checking/Savings		1,123,756.20
Total Current Assets		1,123,756.20
Fixed Assets		
Building & Equipment		
Building	3,238,000.00	
Depreciation	-623,217.00	
Furniture & Fixtures	25,000.00	
Land	800,000.00	
Machinery & Equipment	395,600.00	
Total Building & Equipment		3,835,383.00
Total Fixed Assets		3,835,383.00
Other Assets		
Organizational Costs		50,000.00
Total Other Assets		50,000.00
TOTAL ASSETS		**5,009,139.20**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Accrued Dividends (Guar Pmts)		-80,000.00
Total Other Current Liabilities		-80,000.00
Total Current Liabilities		-80,000.00
Long Term Liabilities		
Long Term Debt		1,601,358.55
Total Long Term Liabilities		1,601,358.55
Total Liabilities		1,521,358.55
Equity		
Retained Earnings		-202,782.90
Series A Pref Stk, $100 Par, 8%		3,000,000.00
Series B Common Stk, $100 Par		50,000.00
Net Income		640,563.55
Total Equity		3,487,780.65
TOTAL LIABILITIES & EQUITY		**5,009,139.20**

ILC Max Stk Accrued
Profit & Loss
Accrual Basis — January through December 2009

		Jan - Dec 09
Ordinary Income/Expense		
Income		
Initiation Fees		67,200.00
Membership Dues		1,915,200.00
Sales-Lounge Food & Bev		1,008,000.00
Total Income		2,990,400.00
Cost of Goods Sold		
Cost of Goods Sold-Lounge		385,056.00
Total COGS		385,056.00
Gross Profit		2,605,344.00
Expense		
Advertising		44,050.00
Cable & Movies		3,830.00
Depreciation Expense		137,054.00
Dues and Subscriptions		1,750.00
Education & Certification		1,000.00
Guaranteed Pmts & Dividends		240,000.00
ILC Leaves & Florals		4,470.00
Insurance		
Liability&Commercial Insurance	93,542.00	
Medical Insurance-Employee Bene	72,000.00	
Work Comp	15,919.00	
Total Insurance		181,461.00
Interest Expense		
Loan Interest	148,798.45	
Total Interest Expense		148,798.45
Internet Access Fee		360.00
Laundry		9,600.00
Licenses and Permits		200,000.00
Linen-Robes, Slippers, Towels		22,800.00
Linen-Tablecloths, Napkins		30,240.00
Link Credit Card Fees		70,573.00
Office Expense & Paper Supplies		18,000.00
Payroll Expenses		
Payroll Taxes	31,316.00	
Salaries & Wages-Chef	32,782.00	
Salaries & Wages-Cleaning	31,869.00	
Salaries & Wages-Massage & Flt	38,383.00	
Salaries & Wages-Officers	80,000.00	
Salaries & Wages-Pool Attend	31,869.00	
Salaries & Wages-Secretary	38,383.00	
Salaries & Wages-Sous Chef	25,498.00	
Wages & Salaries-Dishwasher	23,918.00	
Wages & Salaries-Wait Staff	44,125.00	
Total Payroll Expenses		378,143.00
Perfumes & Aromatics		1,915.00
Pest Control		1,480.00
Printing and Reproduction		1,915.00
Products-ILC & Pool		51,370.00
Repairs		
Equipment Repairs & Upkeep	96,768.00	
Janitorial Expense	64,040.00	
Total Repairs		160,808.00
Telephone		10,320.00
Utilities		
Gas, Electric & Water	244,843.00	
Total Utilities		244,843.00
Total Expense		1,964,780.45

ILC Max Stk Accrued
Profit & Loss

Accrual Basis

January through December 2009

	Jan - Dec 09
Net Ordinary Income	640,563.55
Net Income	**640,563.55**

ILC Max Stk Accrued
Statement of Cash Flows
January through December 2009

	Jan - Dec 09
OPERATING ACTIVITIES	
Net Income	640,563.55
Net cash provided by Operating Activities	640,563.55
INVESTING ACTIVITIES	
Building & Equipment:Depreciation	137,054.00
Net cash provided by Investing Activities	137,054.00
FINANCING ACTIVITIES	
Long Term Debt	-94,625.51
Net cash provided by Financing Activities	-94,625.51
Net cash increase for period	682,992.04
Cash at beginning of period	440,764.16
Cash at end of period	**1,123,756.20**

ILC Max Stk Accrued
Balance Sheet
Accrual Basis
As of December 31, 2010

		Dec 31, 10
ASSETS		
Current Assets		
Checking/Savings		
Citizens Bank Checking		2,584,468.24
Total Checking/Savings		2,584,468.24
Total Current Assets		2,584,468.24
Fixed Assets		
Building & Equipment		
Building	3,238,000.00	
Depreciation	-745,345.00	
Furniture & Fixtures	25,000.00	
Land	800,000.00	
Machinery & Equipment	395,600.00	
Total Building & Equipment		3,713,255.00
Total Fixed Assets		3,713,255.00
Other Assets		
Organizational Costs		50,000.00
Total Other Assets		50,000.00
TOTAL ASSETS		**6,347,723.24**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Accrued Dividends (Guar Pmts)		-80,000.00
Total Other Current Liabilities		-80,000.00
Total Current Liabilities		-80,000.00
Long Term Liabilities		
Long Term Debt		1,497,856.52
Total Long Term Liabilities		1,497,856.52
Total Liabilities		1,417,856.52
Equity		
Retained Earnings		437,780.65
Series A Common Stk, $100 Par		3,000,000.00
Series B Common Stk, $100 Par		50,000.00
Net Income		1,442,086.07
Total Equity		4,929,866.72
TOTAL LIABILITIES & EQUITY		**6,347,723.24**

ILC Max Stk Accrued
Profit & Loss
Accrual Basis
January through December 2010

		Jan - Dec 10
Ordinary Income/Expense		
Income		
Membership Dues		2,822,400.00
Sales-Lounge Food & Bev		1,008,000.00
Total Income		3,830,400.00
Cost of Goods Sold		
Cost of Goods Sold-Lounge		385,056.00
Total COGS		385,056.00
Gross Profit		3,445,344.00
Expense		
Advertising		64,915.00
Cable & Movies		5,645.00
Depreciation Expense		122,128.00
Dues and Subscriptions		1,750.00
Education & Certification		1,000.00
Guaranteed Pmts & Dividends		240,000.00
ILC Leaves & Florals		6,587.00
Insurance		
Liability&Commercial Insurance	122,573.00	
Medical Insurance-Employee Bene	72,000.00	
Work Comp	16,202.00	
Total Insurance		210,775.00
Interest Expense		
Loan Interest	139,921.93	
Total Interest Expense		139,921.93
Internet Access Fee		360.00
Laundry		9,600.00
Licenses and Permits		200,000.00
Linen-Robes, Slippers, Towels		22,800.00
Linen-Tablecloths, Napkins		30,240.00
Link Credit Card Fees		70,573.00
Office Expense & Paper Supplies		18,000.00
Payroll Expenses		
Payroll Taxes	31,787.00	
Salaries & Wages-Chef	33,765.00	
Salaries & Wages-Cleaning	32,506.00	
Salaries & Wages-Massage & Fit	39,150.00	
Salaries & Wages-Officers	80,000.00	
Salaries & Wages-Pool Attend	32,506.00	
Salaries & Wages-Secretary	39,150.00	
Salaries & Wages-Sous Chef	26,263.00	
Wages & Salaries-Dishwasher	24,635.00	
Wages & Salaries-Wait Staff	45,008.00	
Total Payroll Expenses		384,770.00
Perfumes & Aromatics		1,915.00
Pest Control		1,480.00
Printing and Reproduction		1,915.00
Products-ILC & Pool		52,912.00
Repairs		
Equipment Repairs & Upkeep	96,768.00	
Janitorial Expense	64,040.00	
Total Repairs		160,808.00
Telephone		10,320.00
Utilities		
Gas, Electric & Water	244,843.00	
Total Utilities		244,843.00
Total Expense		2,003,257.93

ILC Max Stk Accrued
Profit & Loss

Accrual Basis — January through December 2010

	Jan - Dec 10
Net Ordinary Income	1,442,086.07
Net Income	**1,442,086.07**

ILC Max Stk Accrued
Statement of Cash Flows
January through December 2010

	Jan - Dec 10
OPERATING ACTIVITIES	
Net Income	1,442,086.07
Net cash provided by Operating Activities	1,442,086.07
INVESTING ACTIVITIES	
Building & Equipment:Depreciation	122,128.00
Net cash provided by Investing Activities	122,128.00
FINANCING ACTIVITIES	
Long Term Debt	-103,502.03
Series A Common Stk, $100 Par	3,000,000.00
Series A Pref Stk, $100 Par, 8%	-3,000,000.00
Net cash provided by Financing Activities	-103,502.03
Net cash increase for period	1,460,712.04
Cash at beginning of period	1,123,756.20
Cash at end of period	**2,584,468.24**

Financial Statements
(Assumption: Minimum Stock Proceeds of $1,000,000
Angel Investment of $1,000,000 at 9%
Bank Financing of $3,000,000 at 9%)

ILC Min Stk Accrued
Balance Sheet
As of December 31, 2005

Accrual Basis

	Dec 31, 05	
ASSETS		
Current Assets		
Checking/Savings		
Citizens Bank Checking		-25,447.92
Total Checking/Savings		-25,447.92
Total Current Assets		-25,447.92
Fixed Assets		
Building & Equipment		
Building	3,238,000.00	
Furniture & Fixtures	25,000.00	
Land	800,000.00	
Machinery & Equipment	395,600.00	
Total Building & Equipment		4,458,600.00
Total Fixed Assets		4,458,600.00
TOTAL ASSETS		**4,433,152.08**
LIABILITIES & EQUITY		
Liabilities		
Long Term Liabilities		
Angel Investors Loan		966,946.64
Long Term Debt		2,900,839.92
Total Long Term Liabilities		3,867,786.56
Total Liabilities		3,867,786.56
Equity		
Series A Pref Stk, $100 Par, 8%		1,000,000.00
Net Income		-434,634.48
Total Equity		565,365.52
TOTAL LIABILITIES & EQUITY		**4,433,152.08**

ILC Min Stk Accrued
Profit & Loss
January through December 2005

Accrual Basis

		Jan - Dec 05
Ordinary Income/Expense		
Expense		
Guaranteed Pmts & Dividends		80,000.00
Interest Expense		
Loan Interest	354,634.48	
Total Interest Expense		354,634.48
Total Expense		434,634.48
Net Ordinary Income		-434,634.48
Net Income		**-434,634.48**

ILC Min Stk Accrued
Statement of Cash Flows
January through December 2005

	Jan - Dec 05
OPERATING ACTIVITIES	
Net Income	-434,634.48
Net cash provided by Operating Activities	-434,634.48
INVESTING ACTIVITIES	
Building & Equipment:Building	-3,238,000.00
Building & Equipment:Furniture & Fixtures	-25,000.00
Building & Equipment:Land	-800,000.00
Building & Equipment:Machinery & Equipment	-395,600.00
Net cash provided by Investing Activities	-4,458,600.00
FINANCING ACTIVITIES	
Angel Investors Loan	966,946.64
Long Term Debt	2,900,839.92
Series A Pref Stk, $100 Par, 8%	1,000,000.00
Net cash provided by Financing Activities	4,867,786.56
Net cash increase for period	-25,447.92
Cash at end of period	**-25,447.92**

ILC Min Stk Accrued
Balance Sheet

Accrual Basis

As of December 31, 2006

	Dec 31, 06	
ASSETS		
Current Assets		
Checking/Savings		
Citizens Bank Checking		-63,716.44
Total Checking/Savings		-63,716.44
Total Current Assets		-63,716.44
Fixed Assets		
Building & Equipment		
Building	3,238,000.00	
Depreciation	-141,008.00	
Furniture & Fixtures	25,000.00	
Land	800,000.00	
Machinery & Equipment	395,600.00	
Total Building & Equipment		4,317,592.00
Total Fixed Assets		4,317,592.00
Other Assets		
Organizational Costs		50,000.00
Total Other Assets		50,000.00
TOTAL ASSETS		**4,303,875.56**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
State Bank LOC		7,880.40
Total Credit Cards		7,880.40
Other Current Liabilities		
Accrued Dividends (Guar Pmts)		80,000.00
Total Other Current Liabilities		80,000.00
Total Current Liabilities		87,880.40
Long Term Liabilities		
Angel Investors Loan		930,792.64
Long Term Debt		2,792,377.93
Total Long Term Liabilities		3,723,170.57
Total Liabilities		3,811,050.97
Equity		
Retained Earnings		-434,634.48
Series A Pref Stk, $100 Par, 8%		1,000,000.00
Series B Common Stk, $100 Par		50,000.00
Net Income		-122,540.93
Total Equity		492,824.59
TOTAL LIABILITIES & EQUITY		**4,303,875.56**

ILC Min Stk Accrued
Profit & Loss
Accrual Basis
January through December 2006

		Jan - Dec 06
Ordinary Income/Expense		
Income		
Initiation Fees		105,000.00
Membership Dues		820,800.00
Sales-Lounge Food & Bev		576,000.00
Total Income		1,501,800.00
Cost of Goods Sold		
Cost of Goods Sold-Lounge		220,032.00
Total COGS		220,032.00
Gross Profit		1,281,768.00
Expense		
Advertising		25,171.00
Cable & Movies		1,642.00
Depreciation Expense		141,008.00
Dues and Subscriptions		1,750.00
Education & Certification		1,000.00
Guaranteed Pmts & Dividends		80,000.00
ILC Leaves & Florals		1,916.00
Insurance		
Liability&Commercial Insurance	44,698.00	
Medical Insurance-Employee Bene	36,000.00	
Work Comp	9,108.00	
Total Insurance		89,806.00
Interest Expense		
Loan Interest	342,231.93	
Total Interest Expense		342,231.93
Internet Access Fee		360.00
Laundry		4,800.00
Licenses and Permits		200,000.00
Linen-Robes, Slippers, Towels		12,000.00
Linen-Tablecloths, Napkins		17,280.00
Link Credit Card Fees		35,442.00
Office Expense & Paper Supplies		9,600.00
Payroll Expenses		
Payroll Taxes	17,870.00	
Salaries & Wages-Chef	30,000.00	
Salaries & Wages-Cleaning	16,416.00	
Salaries & Wages-Massage & Flt	17,852.00	
Salaries & Wages-Officers	50,000.00	
Salaries & Wages-Pool Attend	16,416.00	
Salaries & Wages-Secretary	17,852.00	
Salaries & Wages-Sous Chef	0.00	
Wages & Salaries-Dishwasher	21,888.00	
Wages & Salaries-Wait Staff	28,000.00	
Total Payroll Expenses		216,294.00
Perfumes & Aromatics		821.00
Pest Control		1,140.00
Printing and Reproduction		821.00
Products-ILC & Pool		33,653.00
Repairs		
Equipment Repairs & Upkeep	44,352.00	
Janitorial Expense	27,680.00	
Total Repairs		72,032.00
Telephone		6,000.00
Utilities		
Gas, Electric & Water	109,541.00	
Total Utilities		109,541.00
Total Expense		1,404,308.93

ILC Min Stk Accrued
Profit & Loss
January through December 2006

	Jan - Dec 06
Net Ordinary Income	-122,540.93
Net Income	**-122,540.93**

ILC Min Stk Accrued
Statement of Cash Flows
January through December 2006

	Jan - Dec 06
OPERATING ACTIVITIES	
Net Income	-122,540.93
Adjustments to reconcile Net Income to net cash provided by operations:	
State Bank LOC	7,880.40
Accrued Dividends (Guar Pmts)	80,000.00
Net cash provided by Operating Activities	-34,660.53
INVESTING ACTIVITIES	
Building & Equipment:Depreciation	141,008.00
Organizational Costs	-50,000.00
Net cash provided by Investing Activities	91,008.00
FINANCING ACTIVITIES	
Angel Investors Loan	-36,154.00
Long Term Debt	-108,461.99
Series B Common Stk, $100 Par	50,000.00
Net cash provided by Financing Activities	-94,615.99
Net cash increase for period	-38,268.52
Cash at beginning of period	-25,447.92
Cash at end of period	**-63,716.44**

ILC Min Stk Accrued
Balance Sheet

Accrual Basis

As of December 31, 2007

		Dec 31, 07
ASSETS		
Current Assets		
Checking/Savings		
Citizens Bank Checking		-58,959.76
Total Checking/Savings		-58,959.76
Total Current Assets		-58,959.76
Fixed Assets		
Building & Equipment		
Building	3,238,000.00	
Depreciation	-328,213.00	
Furniture & Fixtures	25,000.00	
Land	800,000.00	
Machinery & Equipment	395,600.00	
Total Building & Equipment		4,130,387.00
Total Fixed Assets		4,130,387.00
Other Assets		
Organizational Costs		50,000.00
Total Other Assets		50,000.00
TOTAL ASSETS		**4,121,427.24**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Accrued Dividends (Guar Pmts)		80,000.00
Total Other Current Liabilities		80,000.00
Total Current Liabilities		80,000.00
Long Term Liabilities		
Angel Investors Loan		891,247.14
Long Term Debt		2,673,741.46
Total Long Term Liabilities		3,564,988.60
Total Liabilities		3,644,988.60
Equity		
Retained Earnings		-557,175.41
Series A Pref Stk, $100 Par, 8%		1,000,000.00
Series B Common Stk, $100 Par		50,000.00
Net Income		-16,385.95
Total Equity		476,438.64
TOTAL LIABILITIES & EQUITY		**4,121,427.24**

ILC Min Stk Accrued
Profit & Loss

Accrual Basis — January through December 2007

		Jan - Dec 07
Ordinary Income/Expense		
Income		
Initiation Fees		8,000.00
Membership Dues		1,140,000.00
Sales-Lounge Food & Bev		600,000.00
Total Income		1,748,000.00
Cost of Goods Sold		
Cost of Goods Sold-Lounge		229,200.00
Total COGS		229,200.00
Gross Profit		1,518,800.00
Expense		
Advertising		26,220.00
Cable & Movies		2,280.00
Depreciation Expense		187,205.00
Dues and Subscriptions		1,750.00
Education & Certification		1,000.00
Guaranteed Pmts & Dividends		80,000.00
ILC Leaves & Florals		2,661.00
Insurance		
Liability&Commercial Insurance	55,680.00	
Medical Insurance-Employee Bene	42,900.00	
Work Comp	9,435.00	
Total Insurance		108,015.00
Interest Expense		
Loan Interest	328,665.95	
Total Interest Expense		328,665.95
Internet Access Fee		360.00
Laundry		5,300.00
Linen-Robes, Slippers, Towels		13,200.00
Linen-Tablecloths, Napkins		18,000.00
Link Credit Card Fees		41,253.00
Office Expense & Paper Supplies		12,000.00
Payroll Expenses		
Payroll Taxes	18,417.00	
Salaries & Wages-Chef	30,900.00	
Salaries & Wages-Cleaning	17,073.00	
Salaries & Wages-Massage & Flt	18,566.00	
Salaries & Wages-Officers	52,000.00	
Salaries & Wages-Pool Attend	17,073.00	
Salaries & Wages-Secretary	18,566.00	
Wages & Salaries-Dishwasher	22,545.00	
Wages & Salaries-Wait Staff	28,840.00	
Total Payroll Expenses		223,980.00
Perfumes & Aromatics		1,140.00
Pest Control		1,220.00
Printing and Reproduction		1,140.00
Products-ILC & Pool		36,136.00
Repairs		
Equipment Repairs & Upkeep	57,600.00	
Janitorial Expense	33,600.00	
Total Repairs		91,200.00
Taxes		
State	200,000.00	
Total Taxes		200,000.00
Telephone		6,720.00
Utilities		
Gas, Electric & Water	145,740.00	
Total Utilities		145,740.00

ILC Min Stk Accrued
Profit & Loss

Accrual Basis January through December 2007

	Jan - Dec 07
Total Expense	1,535,185.95
Net Ordinary Income	-16,385.95
Net Income	**-16,385.95**

ILC Min Stk Accrued
Statement of Cash Flows
January through December 2007

	Jan - Dec 07
OPERATING ACTIVITIES	
Net Income	-16,385.95
Adjustments to reconcile Net Income to net cash provided by operations:	
State Bank LOC	-7,880.40
Net cash provided by Operating Activities	-24,266.35
INVESTING ACTIVITIES	
Building & Equipment:Depreciation	187,205.00
Net cash provided by Investing Activities	187,205.00
FINANCING ACTIVITIES	
Angel Investors Loan	-39,545.50
Long Term Debt	-118,636.47
Net cash provided by Financing Activities	-158,181.97
Net cash increase for period	4,756.68
Cash at beginning of period	-63,716.44
Cash at end of period	**-58,959.76**

ILC Min Stk Accrued
Balance Sheet
As of December 31, 2008

Accrual Basis

		Dec 31, 08
ASSETS		
Current Assets		
Checking/Savings		
Citizens Bank Checking		187,068.32
Total Checking/Savings		187,068.32
Total Current Assets		187,068.32
Fixed Assets		
Building & Equipment		
Building	3,238,000.00	
Depreciation	-486,163.00	
Furniture & Fixtures	25,000.00	
Land	800,000.00	
Machinery & Equipment	395,600.00	
Total Building & Equipment		3,972,437.00
Total Fixed Assets		3,972,437.00
Other Assets		
Organizational Costs		50,000.00
Total Other Assets		50,000.00
TOTAL ASSETS		**4,209,505.32**
LIABILITIES & EQUITY		
Liabilities		
Long Term Liabilities		
Angel Investors Loan		847,992.01
Long Term Debt		2,543,976.09
Total Long Term Liabilities		3,391,968.10
Total Liabilities		3,391,968.10
Equity		
Retained Earnings		-573,561.36
Series A Pref Stk, $100 Par, 8%		1,000,000.00
Series B Common Stk, $100 Par		50,000.00
Net Income		341,098.58
Total Equity		817,537.22
TOTAL LIABILITIES & EQUITY		**4,209,505.32**

ILC Min Stk Accrued
Profit & Loss
Accrual Basis — January through December 2008

		Jan - Dec 08
Ordinary Income/Expense		
Income		
Initiation Fees		68,800.00
Membership Dues		1,532,160.00
Sales-Lounge Food & Bev		806,400.00
Total Income		2,407,360.00
Cost of Goods Sold		
Cost of Goods Sold-Lounge		308,045.00
Total COGS		308,045.00
Gross Profit		2,099,315.00
Expense		
Advertising		35,240.00
Cable & Movies		3,064.00
Depreciation Expense		157,950.00
Dues and Subscriptions		1,750.00
Education & Certification		1,000.00
Guaranteed Pmts & Dividends		80,000.00
ILC Leaves & Florals		3,576.00
Insurance		
Liability&Commercial Insurance	74,834.00	
Medical Insurance-Employee Bene	55,200.00	
Work Comp	13,361.00	
Total Insurance		143,395.00
Interest Expense		
Loan Interest	313,827.42	
Total Interest Expense		313,827.42
Internet Access Fee		360.00
Laundry		7,200.00
Licenses and Permits		200,000.00
Linen-Robes, Slippers, Towels		16,800.00
Linen-Tablecloths, Napkins		24,192.00
Link Credit Card Fees		56,814.00
Office Expense & Paper Supplies		15,600.00
Payroll Expenses		
Payroll Taxes	25,857.00	
Salaries & Wages-Chef	31,827.00	
Salaries & Wages-Cleaning	34,487.00	
Salaries & Wages-Massage & Flt	20,052.00	
Salaries & Wages-Officers	75,000.00	
Salaries & Wages-Pool Attend	18,438.00	
Salaries & Wages-Secretary	20,052.00	
Salaries & Wages-Sous Chef	24,755.00	
Wages & Salaries-Dishwasher	23,221.00	
Wages & Salaries-Wait Staff	43,260.00	
Total Payroll Expenses		316,949.00
Perfumes & Aromatics		1,532.00
Pest Control		1,360.00
Printing and Reproduction		1,532.00
Products-ILC & Pool		49,874.00
Repairs		
Equipment Repairs & Upkeep	77,414.00	
Janitorial Expense	44,992.00	
Total Repairs		122,406.00
Telephone		7,920.00
Utilities		
Gas, Electric & Water	195,875.00	
Total Utilities		195,875.00
Total Expense		1,758,216.42

ILC Min Stk Accrued
Profit & Loss
January through December 2008

Accrual Basis

	Jan - Dec 08
Net Ordinary Income	341,098.58
Net Income	**341,098.58**

ILC Min Stk Accrued
Statement of Cash Flows
January through December 2008

	Jan - Dec 08
OPERATING ACTIVITIES	
Net Income	341,098.58
Adjustments to reconcile Net Income to net cash provided by operations:	
Accrued Dividends (Guar Pmts)	-80,000.00
Net cash provided by Operating Activities	261,098.58
INVESTING ACTIVITIES	
Building & Equipment:Depreciation	157,950.00
Net cash provided by Investing Activities	157,950.00
FINANCING ACTIVITIES	
Angel Investors Loan	-43,255.13
Long Term Debt	-129,765.37
Net cash provided by Financing Activities	-173,020.50
Net cash increase for period	246,028.08
Cash at beginning of period	-58,959.76
Cash at end of period	**187,068.32**

ILC Min Stk Accrued
Balance Sheet
As of December 31, 2009

Accrual Basis

	Dec 31, 09	
ASSETS		
Current Assets		
Checking/Savings		
Citizens Bank Checking		786,636.40
Total Checking/Savings		786,636.40
Total Current Assets		786,636.40
Fixed Assets		
Building & Equipment		
Building	3,238,000.00	
Depreciation	-623,217.00	
Furniture & Fixtures	25,000.00	
Land	800,000.00	
Machinery & Equipment	395,600.00	
Total Building & Equipment		3,835,383.00
Total Fixed Assets		3,835,383.00
Other Assets		
Organizational Costs		50,000.00
Total Other Assets		50,000.00
TOTAL ASSETS		**4,672,019.40**
LIABILITIES & EQUITY		
Liabilities		
Long Term Liabilities		
Angel Investors Loan		800,679.25
Long Term Debt		2,402,037.83
Total Long Term Liabilities		3,202,717.08
Total Liabilities		3,202,717.08
Equity		
Retained Earnings		-232,462.78
Series A Pref Stk, $100 Par, 8%		1,000,000.00
Series B Common Stk, $100 Par		50,000.00
Net Income		651,765.10
Total Equity		1,469,302.32
TOTAL LIABILITIES & EQUITY		**4,672,019.40**

ILC Min Stk Accrued
Profit & Loss
Accrual Basis
January through December 2009

		Jan - Dec 09
Ordinary Income/Expense		
Income		
Initiation Fees		67,200.00
Membership Dues		1,915,200.00
Sales-Lounge Food & Bev		1,008,000.00
Total Income		2,990,400.00
Cost of Goods Sold		
Cost of Goods Sold-Lounge		385,056.00
Total COGS		385,056.00
Gross Profit		2,605,344.00
Expense		
Advertising		44,050.00
Cable & Movies		3,830.00
Depreciation Expense		137,054.00
Dues and Subscriptions		1,750.00
Education & Certification		1,000.00
Guaranteed Pmts & Dividends		80,000.00
ILC Leaves & Florals		4,470.00
Insurance		
Liability&Commercial Insurance	93,542.00	
Medical Insurance-Employee Bene	72,000.00	
Work Comp	15,919.00	
Total Insurance		181,461.00
Interest Expense		
Loan Interest	297,596.90	
Total Interest Expense		297,596.90
Internet Access Fee		360.00
Laundry		9,600.00
Licenses and Permits		200,000.00
Linen-Robes, Slippers, Towels		22,800.00
Linen-Tablecloths, Napkins		30,240.00
Link Credit Card Fees		70,573.00
Office Expense & Paper Supplies		18,000.00
Payroll Expenses		
Payroll Taxes	31,316.00	
Salaries & Wages-Chef	32,782.00	
Salaries & Wages-Cleaning	31,869.00	
Salaries & Wages-Massage & Flt	38,383.00	
Salaries & Wages-Officers	80,000.00	
Salaries & Wages-Pool Attend	31,869.00	
Salaries & Wages-Secretary	38,383.00	
Salaries & Wages-Sous Chef	25,498.00	
Wages & Salaries-Dishwasher	23,918.00	
Wages & Salaries-Wait Staff	44,125.00	
Total Payroll Expenses		378,143.00
Perfumes & Aromatics		1,915.00
Pest Control		1,480.00
Printing and Reproduction		1,915.00
Products-ILC & Pool		51,370.00
Repairs		
Equipment Repairs & Upkeep	96,768.00	
Janitorial Expense	64,040.00	
Total Repairs		160,808.00
Telephone		10,320.00
Utilities		
Gas, Electric & Water	244,843.00	
Total Utilities		244,843.00
Total Expense		1,953,578.90

ILC Min Stk Accrued
Profit & Loss
Accrual Basis
January through December 2009

	Jan - Dec 09
Net Ordinary Income	651,765.10
Net Income	**651,765.10**

ILC Min Stk Accrued
Statement of Cash Flows
January through December 2009

	Jan - Dec 09
OPERATING ACTIVITIES	
Net Income	651,765.10
Net cash provided by Operating Activities	651,765.10
INVESTING ACTIVITIES	
Building & Equipment:Depreciation	137,054.00
Net cash provided by Investing Activities	137,054.00
FINANCING ACTIVITIES	
Angel Investors Loan	-47,312.76
Long Term Debt	-141,938.26
Net cash provided by Financing Activities	-189,251.02
Net cash increase for period	599,568.08
Cash at beginning of period	187,068.32
Cash at end of period	**786,636.40**

ILC Min Stk Accrued
Balance Sheet

Accrual Basis

As of December 31, 2010

		Dec 31, 10
ASSETS		
Current Assets		
Checking/Savings		
Citizens Bank Checking		1,414,996.25
Total Checking/Savings		1,414,996.25
Total Current Assets		1,414,996.25
Fixed Assets		
Building & Equipment		
Building	3,238,000.00	
Depreciation	-745,345.00	
Furniture & Fixtures	25,000.00	
Land	800,000.00	
Machinery & Equipment	395,600.00	
Total Building & Equipment		3,713,255.00
Total Fixed Assets		3,713,255.00
Other Assets		
Organizational Costs		50,000.00
Total Other Assets		50,000.00
TOTAL ASSETS		**5,178,251.25**
LIABILITIES & EQUITY		
Liabilities		
Long Term Liabilities		
Long Term Debt		2,246,784.78
Total Long Term Liabilities		2,246,784.78
Total Liabilities		2,246,784.78
Equity		
Retained Earnings		419,302.32
Series A Common Stk, $100 Par		1,000,000.00
Series B Common Stk, $100 Par		50,000.00
Net Income		1,462,164.15
Total Equity		2,931,466.47
TOTAL LIABILITIES & EQUITY		**5,178,251.25**

ILC Min Stk Accrued
Profit & Loss

Accrual Basis

January through December 2010

		Jan - Dec 10
Ordinary Income/Expense		
Income		
Membership Dues		2,822,400.00
Sales-Lounge Food & Bev		1,008,000.00
Total Income		3,830,400.00
Cost of Goods Sold		
Cost of Goods Sold-Lounge		385,056.00
Total COGS		385,056.00
Gross Profit		3,445,344.00
Expense		
Advertising		64,915.00
Cable & Movies		5,645.00
Depreciation Expense		122,128.00
Dues and Subscriptions		1,750.00
Education & Certification		1,000.00
Guaranteed Pmts & Dividends		80,000.00
ILC Leaves & Florals		6,587.00
Insurance		
Liability&Commercial Insurance	122,573.00	
Medical Insurance-Employee Bene	72,000.00	
Work Comp	16,202.00	
Total Insurance		210,775.00
Interest Expense		
Loan Interest	279,843.85	
Total Interest Expense		279,843.85
Internet Access Fee		360.00
Laundry		9,600.00
Licenses and Permits		200,000.00
Linen-Robes, Slippers, Towels		22,800.00
Linen-Tablecloths, Napkins		30,240.00
Link Credit Card Fees		70,573.00
Office Expense & Paper Supplies		18,000.00
Payroll Expenses		
Payroll Taxes	31,787.00	
Salaries & Wages-Chef	33,765.00	
Salaries & Wages-Cleaning	32,506.00	
Salaries & Wages-Massage & Flt	39,150.00	
Salaries & Wages-Officers	80,000.00	
Salaries & Wages-Pool Attend	32,506.00	
Salaries & Wages-Secretary	39,150.00	
Salaries & Wages-Sous Chef	26,263.00	
Wages & Salaries-Dishwasher	24,635.00	
Wages & Salaries-Wait Staff	45,008.00	
Total Payroll Expenses		384,770.00
Perfumes & Aromatics		1,915.00
Pest Control		1,480.00
Printing and Reproduction		1,915.00
Products-ILC & Pool		52,912.00
Repairs		
Equipment Repairs & Upkeep	96,768.00	
Janitorial Expense	64,040.00	
Total Repairs		160,808.00
Telephone		10,320.00
Utilities		
Gas, Electric & Water	244,843.00	
Total Utilities		244,843.00
Total Expense		1,983,179.85

ILC Min Stk Accrued
Profit & Loss

Accrual Basis

January through December 2010

	Jan - Dec 10
Net Ordinary Income	1,462,164.15
Net Income	**1,462,164.15**

III

ILC Min Stk Accrued
Statement of Cash Flows
January through December 2010

	Jan - Dec 10
OPERATING ACTIVITIES	
Net Income	1,462,164.15
Net cash provided by Operating Activities	1,462,164.15
INVESTING ACTIVITIES	
Building & Equipment:Depreciation	122,128.00
Net cash provided by Investing Activities	122,128.00
FINANCING ACTIVITIES	
Angel Investors Loan	-800,679.25
Long Term Debt	-155,253.05
Series A Common Stk, $100 Par	1,000,000.00
Series A Pref Stk, $100 Par, 8%	-1,000,000.00
Net cash provided by Financing Activities	-955,932.30
Net cash increase for period	628,359.85
Cash at beginning of period	786,636.40
Cash at end of period	**1,414,996.25**

Supplemental Information

I.L.C., Inc.
EIN: 20-1068056

(1) Statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD: **There is no underwriter and hence no amount of compensation will be paid to an underwriter.**

(2) Any engineering, management or similar report referenced in the offering circular.

A. **See attached report of Probable Cost for Health Spa prepared by Barton Malow Company regarding construction and design of facility;**
B. **B. See attached letter of filing Provisional Patent Application prepared by Brooks Kushman, P.C.**

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement. **Please direct all such requests to Delphine L. Agnor, 2936 Davison Ave., Auburn Hills, MI 48326 (248-310-6712); dld21970@yahoo.com.**

BROOKS | KUSHMAN
INTELLECTUAL PROPERTY LAW

Brooks Kushman P.C.
1000 Town Center, Twenty-Second Floor
Southfield, Michigan 48075-1238 USA

Tel (248) 358-4400 • Fax (248) 358-3351

www.brookskushman.com

September 22, 2004

Ms. Delphine Agnor
ILC, Inc.
2936 Davison Avenue
Auburn Hills, Michigan 48326

Re: Provisional Patent Application for:
THERAPEUTIC DEVICE
Our File No.: ILCI 0105 PRV

Dear Delphine:

We filed the provisional patent application with the United States Patent and Trademark Office on September 21, 2004. A copy of the provisional application is enclosed for your file.

As I stated on the telephone, I will continue working on the utility application and will forward you a copy upon completion for your review.

We will continue to keep you informed as to the status of this application. Should you have any questions, do not hesitate to contact me directly.

Very truly yours,

BROOKS KUSHMAN P.C.

Matthew R. Mowers

MRM/cb

Enclosures

BK

ARCHITECTURAL DRAWINGS AND COST MODELING DATA
PREPARED BY BARTON MALOW DESIGN
JULY 14, 2004

Index


205'
180'
DUMPSTERS
SERVICE
ILC
17
17
CANOPY
HC
HC
HC
HC
HC
14
ILC
CONCEPT
SITE PLAN A
0
10'
20'
40'
66 CARS
36,900 SQ F
0.85 ACRES


145'
SERVICE
DUMPSTER
ILC
335'

Concept
Site Plan B

0 10' 15' 40'

70 cars
48,575 sqf
1 acre


SMOKING AREA
LOUNGE
POOL AREA
SERVICE CORR.
(6) ILC ROOMS
6
5
4
3
2
1
RECEIVING AREA
POOL MECHANICAL
MASSAGE
OFFICE
STONE BASIN
SHW
TAN
SHW
SHW
SHW
M
W
MEN'S
LOCKERS
WOMEN'S
LOCKERS
RECEPTION
ATM
LOBBY
VEST
ILC
BUILDING
0
5'
10'
15'
20'
7,181.25 GSF



FRONT ELEVATION



LEFT ELEVATION



RIGHT ELEVATION



REAR ELEVATION


+19'-0"
+14'-0"
MASSAGE
POOL

TRANSVERSE SECTION

2

14 July 2004

A Prototype Club Facility:

INVIGORATE LIFE CLUB (ILC)

ARCHITECTURAL DESCRIPTION

SITE:

- Parking for 70 cars, 4 barrier-free included.
- Service area for trucks, with 2 dumpster locations.
- Asphalt parking area with concrete curbs and walks.
- Area for retainage, green space, setbacks will be defined when specific site is chosen.
- Parking lighting to be 25' to 30' pole mounted fixtures.

BUILDING (General):

- Building is assumed to be a single story, group A2 or A3, type 2B, unprotected construction.
- Sprinkler system not required.
- Basic building structure is Steel framed structure, steel stud perimeter walls with steel beam, joist and steel deck floor and roof framing. (Assumed to be the base for estimate).

BUILDING EXTERIOR:

- All glass on exterior (including optional add-on skylight) to be 1" insulated, low-e, high performance clear glass set in thermally broken, painted aluminum extrusions.
- The dominant exterior material is large scale ground-face masonry units. (Assumed to be the base for the estimate).
- The basic exterior wall construction will be as follows:
  1. For steel stud perimeter wall construction: exterior facing material, 2" air space, 2" rigid insulation on self-adhering vapor retarder on fiberglass faced gypsum sheathing and steel studs. (Assumed to be the base for the estimate).
  2. For load bearing block wall construction: exterior facing material, 2" air space, 2" rigid insulation, troweled-on vapor retarder on concrete block.
- Glass block to be 8"x 8" Essex or Decora texture.
- Large circular exterior column covers to be metal or formglass.
- Exterior louvers, cap flashing, doors and overhead doors, painted to match window framing.
- Roof to be a fully adhered rubber membrane over 4" rigid insulation, on sloping steel deck, tapered to drains.
- Canopy to be galvanized steel framing, galvanized steel deck, 5/8" exterior plywood sheathing with a single ply membrane, fully adhered roof construction. Plywood to be attached from underneath or by hidden fasteners (no protruding nails and screws).

BUILDING INTERIOR (Main Floor):

VESTIBULE:

- Electric unit heater at ceiling.
- Oversize medium style aluminum doors w/ blue tinted glass and SS hardware.
- Wall-to-wall Pedigrid mat.

LOBBY:

- Reception desk and cabinetry to be wood veneer, cherry stain w/ porcelain tops.
- Computer and POS hookups.
- Wood veneer cherry stained doors.
- Drywall ceiling, painted.
- ATM machine.

LOCKER ROOMS:

- Wood lockers with cherry stain (80 total men and women).
- Wood teak benches.
- Full length mirrors.
- 2" Slip resistant durable tile floor.
- Drywall painted walls.
- Drywall ceiling, painted.

TOILET ROOMS:

- Wall mounted white WC's and urinals.
- Ceiling mounted SS toilet partitions.
- SS under-counter-mount lavatories with porcelain top and backsplash and auto water and soap controls.
- 2" Slip resistant durable tile floor.
- Drywall painted walls.
- Drywall ceiling, painted.
- SS towel and waste dispensers; Swim suit dryers (2); Electric hand dryers.

POOL AREA:

- Stone textured porcelain tile floor.
- Porcelain tile walls.
- Plasterglas clad round column covers.
- Glass wall and doors to lounge area and massage room.
- Acoustical plaster ceiling; optional additional skylight over central area.
- 33' by 16' pool, 383 square feet, figure 8 shaped, bullnose tile to eliminate coping. Include heater, underwater lighting, and ultraviolet ozone generator. May include geyser fountain.
- 4 shower heads on wall adjacent to toilets.
- Prefab walk-in tanning booth at shower area.
- Stone sink for rinsing birch and oak bundles.
- SS wall hooks on ILC room wall (36).
- Waterproof lighting.
- Provide fabric ductwork for air distribution system in pool area in lieu of stainless steel ductwork.

SERVICE CORRIDOR:

- 2" Slip resistant durable tile floor.
- Painted walls.
- Lay in acoustical 2x4 ceiling.
- Hookups for washers and dryers.
- Metal employee lockers (10).
- Built-in desk area.
- Storage locker and shelves for customer towels, robes.
- Storage area for cleaning and maintenance supplies.
- Mop sink.

ILC ROOMS (6):

- Granite floor, walls and ceiling with mineral insulated electrical heating cable embedded in concrete, in contact with granite, 12"x12" thinset
- Tinted tempered glass doors.
- Waterproof light fixture in each room.
- Floor drain in each room.
- Sauna heater in each room.

MASSAGE/FACIAL SPA ROOM:

- 2" Slip resistant durable tile floor.
- Drywall painted walls.
- 2'x2'lay-in acoustical tile ceiling, regressed edge, premium.
- Electrical hookups for massage tables and other spa equipment; water hookup for water massage machines.

LOUNGE:

- Stone textured porcelain tile floor.
- Drywall on walls, painted.
- 2'x2' lay-in acoustical tile ceiling, regressed edge, premium.
- 42" Plasma TV w/ satellite TV access and DVD capability.
- Computer and POS hookup.

SMOKING ROOM:

- Basic textured porcelain tile floor.
- Drywall on walls, painted.
- 2'x2' lay-in acoustical tile ceiling, regressed edge, premium.

RECEIVING AREA:

- 2" Slip resistant durable tile floor.
- Drywall walls and ceiling, painted.
- Acrovyn wainscot 36" high on all 4 walls.

OFFICE:

- Steel entry door with locks.
- Clothes closet w/ Shelf and SS pole.
- Built-in safe.
- Drywall walls painted.
- 2'x2' lay-in acoustical tile ceiling, regressed edge, premium.
- TV, security system, camera surveillance and full computer hookups.

SERVICE BAR: adjacent to Lounge

- Bar and backbar cabinetry to be wood veneer, cherry stain w/ porcelain tops.
- Beer on tap, soda gun, ice bin, coolers for wine and chilled glasses.
- Liquor display.

KITCHEN:

- 2" Slip resistant durable tile floor.
- Basic porcelain 6" tile walls.
- Acoustical lay-in 2'x4' ceiling.
- Equipment: Walk-in cooler, reach-in cooler, freezer, broiler, grill, sous-chef area, prep tables, dishwasher and pot washing area. garbage disposal, dish and equipment racks, bread warmer, soup warmer, etc.
- POS hookup.

POOL MECHANICAL ROOM:

- 2" Slip resistant durable tile floor.
- Drywall walls and ceiling, painted.

PROJECT SUMMARY REPORT

Invigorate Life Club (ILC)

Prototype Facility
Probable Construction Cost

July 14, 2004

Description	Quantity		Unit Cost	Total Cost
CONSTRUCTION COST				
ILC Prototype Building	7,181	BGSF	361.41	**$2,595,300**
Concept A - Site Work	1	LPSM		**$285,660**
Design/Estimate Contingency	5.0%	of	2,880,960	**$144,000**
Construction Contingency	3.0%	of	2,880,960	**$86,400**
Design Builders Reimbursables & Fees	19.0%	of	2,880,960	**$547,400**
OPINION OF PROBABLE CONSTRUCTION COST	**7,181**	**BGSF**	**$509.54**	**$3,659,000**
TOTAL OWNER COST				N.I.C.
TOTAL COST				**$3,659,000**

Options:

Concept B Site Work			Add	$	9,000
ADD Skylight	400	SF	$95.25	$	38,100

ISO 9001 Barton Malow CERTIFIED

Barton Malow
Design/Construction Services

Invigorate Life Club (ILC)
Prototype

Probable Construction Cost

Estimate Clarifications

1.0 **Purpose** -- The purpose of this document is to serve as a communication tool for the project team by defining the quality and scope of this project. Barton Malow Company (BMC) has evaluated the design documents and prepared a Cost Model based specifically on these documents. The estimate represents construction trade labor, material, equipment and methods anticipated to be used on this project. This opinion of cost is not a bid. It is not formatted by bid category nor is it our intent to predict low bids by category. This opinion of cost is organized by building system. This is a working document that should be reviewed by the project team with necessary revisions duly raised and documented as part of the design process.

2.0 **Building Gross Area** – 7,181 GSFA, based on AIA D101 1995 edition.

3.0 **Design Documents** -- The estimate is based on design documents prepared by Barton Malow Design. Refer to page 5 for complete listing of documents used.

4.0 **Bonds** -- 100% performance and payment bonds are included for all subcontractor work.

5.0 **Contingency** – This estimate excludes all cost associated with owner and program contingencies. However, a 5% design/estimate and a 3% construction contingency is included.

6.0 **Sole Source Exclusion** – This estimate assumes that the final bid documents will name three or more manufacturers whose product are acceptable under the base bid for each section or work category. Sole source manufacturers will be accepted by Barton Malow providing the base bids for these items are equal to or less than their respective estimated values.

7.0 **Sales Tax** – This estimate includes all cost associated with State of Michigan.

8.0 **Allowances** -- The following allowances are included in the body of this estimate. Allowances shall cover the total cost of materials, labor, and equipment. This includes material delivery, unloading and handling at the site, installation costs, overhead, profit, and all other expenses contemplated for stated allowance.

1. Embedded Iron .... $ 1,080.00
2. Miscellaneous Iron .... $ 9,430.00
3. Exterior Signage .... $ 5,000.00
4. ILC Rooms, Architectural complete .... $ 270,000.00
5. Ceiling Drops/Soffits .... $ 25,000.00
6. Ceiling Light Coves .... $ 20,000.00
7. Toilet Accessories .... $ 3,000.00
8. Built-in Desk, Service Area .... $ 2,000.00

9. Shelving .... $ 2,500.00
10. Interior Signage .... $ 1,500.00
11. Tanning Booths $7,500.00
12. Stone Sink .... $ 2,500.00
13. Plasma TV $6,000.00
14. Aqua Massage $30,000.00
15. SmartCentric $84,595.00
16. Washer/Dryer $25,000.00
17. Furniture $25,000.00
18. ATM $3,000.00
19. Sauna Heaters .... $ 12,000.00
20. Food Service Equipment .... $ 200,000.00
21. Bar Equipment .... $ 25,000.00
22. Swimming Pool .... $ 50,000.00
23. Trash Enclosure .... $ 10,000.00
24. Landscaping and Irrigation .... $ 25,000.00
25. Site Signage .... $ 5,000.00
26. Storm Utilities .... $ 40,000.00
27. Sanitary, Water & Gas Utilities .... $ 30,000.00
28. ILC Ventilation System $7,000.00

9.0 <u>Exclusions</u> -- The following items are <u>not</u> included in the estimate.

1. Land Acquisition
2. Public payphones
3. Vending machines
4. Identification, handling, removal, and/or disposal of any hazardous or regulated materials, soils, ...etc.
5. Interior plantings and landscape
6. Window washing equipment
7. Design/Builder's performance bond
8. Builders Risk Insurance
9. Winter protection
10. Project acceleration expenses
11. Project expenses
12. Local authority, city or state plan review fees
13. Property and boundary surveying
14. Testing and Inspections
15. Soils and subsurface investigation expenses
16. Telephone/Data cabling and equipment
17. Television System cabling and equipment
18. Security System cabling and equipment
19. Sound System cabling and equipment
20. Fire Protection including any Fire Pump
21. Furniture, Fixtures & Equipment
22. Green Building or LEED Certification
23. Spray on Fireproofing
24. Safe
25. Refrigerator
26. Pool Tables

10.0 Standards -- This estimate is based on the following industry standards:

1. Fire protection systems NFPA-13
2. Plumbing .... International Plumbing Code
3. Pipefitting fabrication and installation .... ASHRAE
4. Sheet metal fabrication installation and testing .... SMACNA

11.0 Labor Rates – This estimate is based on local labor union wage rates and material packaging of trades by jurisdiction.

12.0 Estimate Baseline -- The estimate is based on the following categories of cost. This forms the baseline for monitoring scope changes in the future.

1. Design Documents -- Unless superseded by one of the following three categories, the program documents (as listed in the document list) are the basis of the estimate.
2. Agreed Upon Changes -- During the process of preparing the estimate, the Architect/Engineer (A/E) and BMC may have agreed to modifications to the design originally documented in the A/E's documents. For items, which this occurs, BMC estimated quantities and quality levels take precedence over the A/E's documents as a basis for the estimate.
3. Allowances -- In cases where the design has not been developed sufficiently to estimate quantities, a stipulated dollar allowance shall be the basis of the estimate.
4. BMC Assumptions -- In cases where the design is inadequately defined on the A/E's documents, BMC will make assumptions upon which to base cost. Since scope variances cannot be determined by comparing future design documents to A/E's documents, BMC's assumed quantities and quality levels shall take precedence over the A/E documents as a basis of the estimate.

13.0 Inflation / Market Escalation – The estimate includes inflation and market escalation to account for labor rate increases and material price inflation. Escalation is included to accommodate the proposed construction schedule. Please see item #14.

14.0 Construction Schedule -- The estimate is based on the following milestone construction dates:

1. Start of Construction: Fall 2004
2. Substantial Completion: Fall 2005

15.0 Clarifications – The following clarifications are outlined to coincide with the estimate.

1. Design alternate costs are based on timely acceptance in order to not cause delays in construction document completion.
2. Design documents are consistent with the requirements of all applicable codes and agency requirements. No allowance has been made for revisions due to code deficiencies or to obtain approval from governing authorities with regard to this work.
3. Pricing is based upon the uninterrupted flow of work in accordance with the schedule. Delays due to others is not anticipated or included. Any delay beyond the control of the D/B that affects the critical path shall cause for an increase in cost and extension of time.
4. All required easements and right-of-ways have been secured and paid for by the Owner.

5. The estimate of probable construction cost is based on quantities derived from the concept drawings, Architectural description and Owner's Comments dated July 5, 2004.
6. We have not included below slab insulation at locations of heated floor areas.
7. Structural Steel tonnage is based on an average 10 Lbs./SF of building area.
8. Estimate is based upon a Metal stud and sheathing back-up system with a 4" Burnished CMU veneer.
9. This document is based on all work being performed on standard shift time.
10. The document is based on a (1) year warranty of the work after acceptance or turnover to the Owner (unless exceeded by normal industry standards). The estimate excludes all cost associated with extended warranties.
11. The pool will be contracted with a design build vendor.
12. This estimate is based upon the Mechanical and Electrical trades to be performed under a Design/Build contract.
13. Manual fixtures are provided, no automatic valves, sensors, etc.
14. This estimate includes a DDC temperature controls.
15. A Fire Alarm System is included in this estimate.
16. Site work is based on Concept A option. See option pricing for Concept B.

Invigorate Life Club (ILC)
Prototype
Probable Construction Cost

DOCUMENT LIST

Documents as prepared by The Owner

Title	Date
First Floor	July 05, 2004
Front Elevation	July 05, 2004
Right Elevation	July 05, 2004
Rear Elevation	July 05, 2004
Left Elevation	July 05, 2004
Transverse Elevation	July 05, 2004
Concept Site Plan A	July 05, 2004
Concept Site Plan B	July 05, 2004
Architectural Description	July 05, 2004

Barton Malow

Design/Construction Services

Invigorate Life Club (ILC)

Prototype Facility

Summary

AIA G.S.F.:	7,181
No. Of Floors:	1
Estimate Type:	Opinion of Probable Cost
Date:	14-Jul-04

Element Description	Total Cost	Cost Per/SF
Foundations:		
Standard	$28,720	$4.00
Substructure:	$34,810	$4.85
Superstructure:		
Steel	$109,960	$15.31
Exterior Closure:	$327,700	$45.63
Roof:		
Roofing	$59,370	$8.27
Skylight (Add Alt.)	$0	$0.00
Interior Construction:		
Partitions	$404,810	$56.37
Finishes	$230,660	$32.12
Specialties	$123,620	$17.21
Conveying:		
Elevators	$0	$0.00
Equipment:	$470,600	$65.53
Mechanical:		
HVAC	$395,750	$55.11
Plumbing	$148,280	$20.65
Fire Protection	$0	$0.00
Electrical:		
Electrical Systems	$260,980	$36.34
Subtotal - Building	**$2,595,300**	$361.41
Sitework		
Sitework	$285,660	$39.78
Subtotal - Building And Site	**$2,880,960**	$401.19

ISO 9001 Barton Malow CERTIFIED

Barton Malow
Design/Construction Services

Barton
Malow

Design/Construction Services

Invigorate Life Club (ILC)
Prototype Facility

AIA G.S.F.:	7,181
No. Of Floors:	1
Estimate Type:	Opinion of Probable Cost
Date:	14-Jul-04

Element Description	Quantity	Unit	Unit Cost	Total Cost	Cost Per/SF
Foundations - Standard					
Foundations	7,181	Sf	$4.00	$28,720	
				$28,720	$4.00
Substructure					
Granular Fill Under S.O.G.	133	Cy	$23.00	$3,060	
Slab On Grade	7,181	Sf	$3.75	$26,930	
Perimeter Insulation	1,496	Sf	$2.50	$3,740	
Embedded Iron Allowance	0.4	Ton	$3,000.00	$1,080	
				$34,810	$4.85
Superstructure					
Structural Steel @ 10 Lbs/SF	36	Tn	$2,400.00	$86,170	
Metal Roof Deck	7,181	Sf	$2.00	$14,360	
Spray On Fireproofing		Sf	$0.00	Not Req'd	
Miscellaneous Iron Allowance	3	Ton	$3,500.00	$9,430	
				$109,960	$15.31
Exterior Closure					
Metal Stud, Insul, Sheathing, Drywall	6,220	Sf	$13.00	$80,860	
Visqueen, 2" Rigid Insulation	6,220	Sf	$3.25	$20,220	
4" Burnished Block	6,220	Sf	$15.00	$93,300	
Glass Block	340	Sf	$30.00	$10,200	
Aluminum Windows	400	Sf	$38.00	$15,200	
Curtainwall	400	Sf	$50.00	$20,000	
Metal Coping	504	Lf	$25.00	$12,600	
Entry Doors - Glass	4	Ea	$3,500.00	$14,000	
Entry Doors - HM	3	Ea	$1,600.00	$4,800	
Entry Doors - Overhead Coiling	1	Ea	$10,000.00	$10,000	
Metal Column Covers	4	Ea	$7,500.00	$30,000	
Misc. Wood Blocking	7,020	Sf	$0.40	$2,810	
Building Sealents	7,020	Sf	$0.60	$4,210	
Louvers	100	Sf	$45.00	$4,500	
Exterior Signage	1	Allow	$5,000.00	$5,000	
				$327,700	$45.63
Roof					
Roofing/Insul./Flashings	7,181	Sf	$7.00	$50,270	
Entrance Canopy	140	Sf	$65.00	$9,100	
				$59,370	$8.27

Barton
Malow

Design/Construction Services

Invigorate Life Club (ILC)
Prototype Facility

AIA G.S.F.:	7,181
No. Of Floors:	1
Estimate Type:	Opinion of Probable Cost
Date:	14-Jul-04

Element Description	Quantity	Unit	Unit Cost	Total Cost	Cost Per/SF
Roof - Skylight					
Glass Skylight				Add Alt	
				$0	$0.00
Interior Construction - Partitions					
Furred Walls	6,020	Sf	$3.00	$18,060	
Interior Drywall Partitions	9,284	Sf	$6.50	$60,350	
Glass Partitions	600	Sf	$25.00	$15,000	
Column Enclosures	15	Ea	$1,000.00	$15,000	
Interior Door, Frames & Hdwe	13	Ea	$1,200.00	$15,600	
ILC Room Doors	6	Ea	$1,500.00	$9,000	
ILC Room Allowance	6	Ea	$45,000.00	$270,000	
Misc. Wood Blocking	7,181	Sf	$0.25	$1,800	
				$404,810	$56.37
Interior Construction - Finishes					
Wall Finishes					
Painted Drywall	9,375	Sf	$0.65	$6,090	
Granite Tile - Included @ ILC Allowance		Sf	$0.00	$0	
Tile Walls	3,451	Sf	$10.00	$34,510	
Acrovyn Panels	111	Sf	$4.00	$440	
Floor Finishes					
Ceramic Flooring	6,303	Sf	$10.00	$63,030	
Granite Flooring - Incl. @ ILC Allowance		Sf	$0.00	$0	
Entry Mat Flooring	59	Sf	$35.00	$2,070	
Carpet Flooring	108	Sf	$3.50	$380	
Ceramic Tile Base	1,255	Lf	$10.00	$12,550	
Vinyl Base	170	Lf	$1.00	$170	
Ceiling Finishes					
Granite Tile - Included @ ILC Allowance		Sf	$0.00	$0	
Painted Drywall	2,629	Sf	$6.00	$15,770	
Acoustical Plaster	2,390	Sf	$18.00	$43,020	
2x2 Acoustical	1,257	Sf	$4.00	$5,030	
2x4 Acoustical	867	Sf	$3.00	$2,600	
Drops/Soffits	1	Allow	$25,000.00	$25,000	
Light Coves	1	Allow	$20,000.00	$20,000	
				$230,660	$32.12

Barton
Malow

Design/Construction Services

Invigorate Life Club (ILC)

Prototype Facility

AIA G.S.F.: 7,181
No. Of Floors: 1
Estimate Type: Opinion of Probable Cost
Date: 14-Jul-04

Element Description	Quantity	Unit	Unit Cost	Total Cost	Cost Per/SF
Interior Construction - Specialties/fittings					
Toilet Partitions - Stainless Steel					
Barrier Free	4	Ea	$1,500.00	$6,000	
Standard	2	Ea	$1,200.00	$2,400	
Toilet Accessories - Allowance	1	Allow	$3,000.00	$3,000	
Millwork					
Corian Countertops	14	Lf	$125.00	$1,750	
Mirrors	302	Sf	$10.00	$3,020	
Lobby Reception Desk	10	Lf	$650.00	$6,500	
Lounge - Allowance	1	Ls	$25,000.00	$25,000	
Smoking Area - Allowance	1	Ls	$5,000.00	$5,000	
Built-in Desk, Service Area	1	Allow	$2,000.00	$2,000	
Wood Lockers	145	Ea	$350.00	$50,750	
Teak Benches	70	Lf	$175.00	$12,250	
Shelving Allowance	1	Allow	$2,500.00	$2,500	
SS Wall Hooks	36	Ea	$25.00	$900	
Interior Signage Allowance	1	Allow	$1,500.00	$1,500	
Closet Rod & Shelf	30	Lf	$35.00	$1,050	
				$123,620	$17.21
Conveying - Elevators					
				$0	$0.00
Equipment Allowance					
Tanning Booth	1	Ea	$7,500.00	$7,500	
Stone Sink	1	Allow	$2,500.00	$2,500	
Sauna Heaters - Allowance	6	Ea	$2,000.00	$12,000	
Plasma TV	1	Ea	$6,000.00	$6,000	
Safe		Ea	$0.00	Not Included	
Refrigerator		Ea	$0.00	Not Included	
Pool Tables		Ea	$0.00	Not Included	
Aquq Massage	1	Ea	$30,000.00	$30,000	
SmartCentric	1	Ea	$84,595.00	$84,600	
Washer/Dryer	1	Ea	$25,000.00	$25,000	
Furniture	1	Ea	$25,000.00	$25,000	
ATM	1	Ea	$3,000.00	$3,000	
				$195,600	$27.24

Barton Malow

Design/Construction Services

Invigorate Life Club (ILC)

Prototype Facility

AIA G.S.F.:	7,181
No. Of Floors:	1
Estimate Type:	Opinion of Probable Cost
Date:	14-Jul-04

Element Description	Quantity	Unit	Unit Cost	Total Cost	Cost Per/SF
Equipment - Food Service					
Food Service Equipment - Allowance	1	Ls	$200,000.00	$200,000	
Bar Equipment - Allowance	1	Ls	$25,000.00	$25,000	
				$225,000	$31.33
Equipment - Special Construction					
Swimming Pool - Allowance	1	Ea	$50,000.00	$50,000	
				$50,000	$6.96
Mechanical - HVAC					
VAV Boxes W/ Electric Reheat	12	Ea	$850.00	$10,200	
Unit Heater/ Cabinet Heaters - Electric	5	Ea	$1,700.00	$8,500	
Sheetmetal Ductwork- Galvanized	7,500	Lbs.	$6.00	$45,000	
Sheetmetal Ductwork- Black Steel W/ Insı	20	Lf	$200.00	$4,000	
Fabric Ductwork- Pool	160	Lf	$110.00	$17,600	
Lining Or Insulation, Sheetmetal	6,500	Sf	$1.80	$11,700	
Supply Air Diffusers	60	Ea	$100.00	$6,000	
Return Grilles-	30	Ea	$90.00	$2,700	
Exhaust Registers	10	Ea	$65.00	$650	
Spin-in Collar	60	Ea	$25.00	$1,500	
Flexible ducts- 5' length	60	Ea	$30.00	$1,800	
Fire Dampers	20	Ea	$400.00	$8,000	
<u>RTU-Gas Fired/Dx Blender Section, 2" Double Wall, Economizer</u>					
Fantech System - ILC **(By Owner Reque:**	1	Allow	$7,000.00	$7,000	
20 ton - Packaged W/ Energy Recovery, Pool 5,000 Cfm	1	Ea	$75,000.00	$75,000	
4 ton - Packaged - Lobby	1	Ea	$6,500.00	$6,500	
10 ton 0 100% OA - Kitchen	1	Ea	$15,000.00	$15,000	
45 ton - Packaged VAV W/ Energy Recovery, 100% OA - 1st & 2nd Floor Toilets lockers, Loung Massage, facial/ Hair, Offi	1	Ea	$90,000.00	$90,000	
Smoking Room Exhaust Fans- 400 Cfm	1	Ea	$750.00	$750	
Kitchen Exhaust Fans- 2000 Cfm	1	Ea	$1,950.00	$1,950	
JC Exhaust - 100 Cfm	1	Ea	$400.00	$400	
Toilet Exhaust Fans- 750 Cfm	2	Ea	$750.00	$1,500	
Controls- DDC	1	Allow	$75,000.00	$75,000	
Test & Balance	1	Allow	$5,000.00	$5,000	
				$395,750	$55.11

Barton
Malow

Design/Construction Services

Invigorate Life Club (ILC)
Prototype Facility

AIA G.S.F.:	7,181
No. Of Floors:	1
Estimate Type:	Opinion of Probable Cost
Date:	14-Jul-04

Element Description	Quantity	Unit	Unit Cost	Total Cost	Cost Per/SF
Plumbing					
Water Closet, Wall Hung- 1.6 Gallon per F	6	Ea	$1,250.00	$7,500	
Lavatory, Counter Top	4	Ea	$1,000.00	$4,000	
Sink	2	Ea	$1,100.00	$2,200	
Janitor Closet	1	Ea	$1,300.00	$1,300	
Drinking Fountain	2	Ea	$1,000.00	$2,000	
Showr Trims	8	Ea	$1,200.00	$9,600	
Urinals	2	Ea	$1,200.00	$2,400	
Non Freeze Hose Bibs	4	Ea	$250.00	$1,000	
Domestic hot And cold Water piping	7,181	Sf	$3.50	$25,130	
Domestic hot And cold Water piping Insul	7,181	Sf	$1.50	$10,770	
Storm System	7,181	Sf	$2.00	$14,360	
Sanitary System	7,181	Sf	$3.00	$21,540	
Pool Drainage	130	Lf	$120.00	$15,600	
Water Heaters- 300 Gallon - Kitchen	1	Ea	$9,500.00	$9,500	
Water Heaters- 100 Gallon - Toilets and S	1	Ea	$5,500.00	$5,500	
Recirc. Pump	1	Ea	$1,200.00	$1,200	
Mixing Valves	2	Ea	$850.00	$1,700	
Wall Hydrants	2	Ea	$240.00	$480	
Gas piping	1	Ls	$6,500.00	$6,500	
Kitchen Rough-in And Final Coonection	500	Sf	$12.00	$6,000	
				$148,280	$20.65
Fire Protection					
Fire Protection		Sf	$0.00	Not Req'd	$2.00
				$0	$0.00

Barton
Malow

Design/Construction Services

Invigorate Life Club (ILC)
Prototype Facility

AIA G.S.F.: 7,181
No. Of Floors: 1
Estimate Type: Opinion of Probable Cost
Date: 14-Jul-04

Element Description	Quantity	Unit	Unit Cost	Total Cost	Cost Per/SF
Electrical					
Secondary Distribution					
Miscellaneous Distribution Equipment	196	Kva	$103.93	$20,370	
Feeders 3W+GRD EMT/CU	41	Kaf	$125.11	$5,130	
Feeders 4W+GRD EMT/CU	61	Kaf	$159.06	$9,700	
Grounding	7	Ksf	$75.07	$530	
Branch Power					
Duplex Receptacle 12ft EMT	41	Ea	$130.22	$5,340	
Duplex Receptacle GFI 24ft EMT	7	Ea	$248.78	$1,740	
Duplex Receptacle GFI 24ft EMT WP	5	Ea	$285.00	$1,430	
Duplex Recept. Floor Mounted 75ft EM	8	Ea	$587.26	$4,700	
Single Receptacle 20A 75ft EMT	8	Ea	$550.00	$4,400	
Single Receptacle 30A 75ft EMT	1	Ea	$637.20	$640	
Fixed Connection 15/20 A 75ft EMT	6	Ea	$552.07	$3,310	
Unit Heater Connection 75ft EMT	3	Ea	$631.00	$1,890	
Automatic Door Connections	2	Ea	$422.70	$850	
Circuit with NF Disc Sw 30 A 75ft EMT	2	Ea	$786.68	$1,570	
Circuit with NF Disc Sw 60 A 75ft EMT	1	Ea	$1,001.45	$1,000	
Pool Equipment Connections	1	Lot	$5,000.00	$5,000	
Kitchen/Bar Equipment Rough In (Warn	1	Lot	$10,000.00	$10,000	
Heat Trace And Connections For ILC R	6	Ea	$9,000.00	$54,000	
Motors / Starters					
Motor Connections - Starters by E.C.	41	HP	$181.62	$7,450	
Motor Connections - Starters by Others	33	HP	$121.05	$3,990	
Lighting					
General Building Lighting	130	Ea	$210.45	$27,360	
Emergency Battery Units	11	Ea	$246.68	$2,710	
Exit Signs - LED Battery	8	Ea	$232.19	$1,860	
Lighting Circuit 15ft EMT	149	Ea	$142.32	$21,210	
Light Switch 12ft EMT	14	Ea	$122.11	$1,710	
Dimmer 600 W 12ft EMT	5	Ea	$198.77	$990	
Pool Lighting At Skylight	1	Lot	$25,000.00	$25,000	

Barton
Malow

Design/Construction Services

Invigorate Life Club (ILC)
Prototype Facility

AIA G.S.F.:	7,181
No. Of Floors:	1
Estimate Type:	Opinion of Probable Cost
Date:	14-Jul-04

Element Description	Quantity	Unit	Unit Cost	Total Cost	Cost Per/SF
Fire Alarm System					
Manual Station	4	Ea	$338.91	$1,360	
Audible / Visual Device	7	Ea	$382.31	$2,680	
Visual Device (ADA)	5	Ea	$405.31	$2,030	
Ceiling Smoke Detectors	4	Ea	$430.70	$1,720	
Duct Smoke Detectors	3	Ea	$599.25	$1,800	
Water Flow / Tamper Switch	2	Ea	$217.15	$430	
Main Equipment Zones	6	Ea	$568.27	$3,410	
Remote Annunciator Panel Zones	6	Ea	$278.29	$1,670	
Fan Shutdowns	2	Ea	$294.34	$590	
Security System					
Cameras	10	Ea	$178.23	$1,780	
Card Readers	5	Ea	$178.23	$890	
Head End	1	Lot	$407.10	$410	
Telephone / Data Raceway System					
Tele / Data Outlet 8ft EMT	20	Ea	$80.29	$1,610	
Tele / Data Outlet Floor	24	Ea	$415.03	$9,960	
Cabling				by Others	
4" EMT	100	Lf	$17.64	$1,760	
Plywood Bkbrds (8' X 4' X 3/4") Fire Ret	1	Ea	$151.37	$150	
Sound System					
Ceiling Speaker	24	Ea	$66.93	$1,610	
Volume Control	7	Ea	$65.57	$460	
Head End	1	Lot	$407.10	$410	
Television System					
Television Signal Outlets	2	Ea	$178.23	$360	
Televisions And Brackets Not Included			$0.00	$0	
Cabling				by Others	
Miscellaneous					
Temporary Light and Power	7	Ksf	$287.39	$2,010	
				$260,980	$36.34

Barton
Malow

Design/Construction Services

Invigorate Life Club (ILC)
Prototype Facility

AIA G.S.F.:	7,181
No. Of Floors:	1
Estimate Type:	Opinion of Probable Cost
Date:	14-Jul-04

Element Description	Quantity	Unit	Unit Cost	Total Cost	Cost Per/SF
Site - Preparation					
Clear & Grub	36,900	Sf	$0.25	$9,230	
Erosion Control	772	Lf	$2.75	$2,120	
Earthwork - Cut/Fill, Balanced Site	1	Allow	$15,000.00	$15,000	
				$26,350	$3.67
Site - Walks/parking Lots/Roads					
Concrete Walks	1,213	Sf	$5.00	$6,070	
Concrete Paving	240	Sf	$9.00	$2,160	
Trash Enclosure	1	Allow	$10,000.00	$10,000	
Asphalt Paving	23,603	Sf	$2.00	$47,210	
Striping Allow	1	Ls	$3,500.00	$3,500	
Concrete Curb and Gutter	1,438	Lf	$15.00	$21,570	
				$90,510	$12.60
Site - Landscaping/Irrigation					
Landscape/Irrigation Allowance	1	Ls	$25,000.00	$25,000	
				$25,000	$3.48
Site - Signage					
Signage Allowance	1	Ls	$5,000.00	$5,000	
				$5,000	$0.70
Site - Utilities Mechanical					
Gas, 3" Water. Storm & Sanitary (150' Av(	1	Ls	$30,000.00	$30,000	
Parking Storm System	1	Ls	$40,000.00	$40,000	
				$70,000	$9.75

Barton
Malow

Design/Construction Services

Invigorate Life Club (ILC)

Prototype Facility

AIA G.S.F.:	7,181
No. Of Floors:	1
Estimate Type:	Opinion of Probable Cost
Date:	14-Jul-04

Element Description	Quantity	Unit	Unit Cost	Total Cost	Cost Per/SF
Site - Electrical					
Light Pole, Base, Cond, Wire And Trenchi	6	Ea	$4,500.00	$27,000	
Light Bollard, Base, Cond, Wire And Tren(	6	Ea	$2,500.00	$15,000	
Wall Packs	9	Ea	$500.00	$4,500	
Canopy Fixtures	4	Ea	$500.00	$2,000	
Transformer Pad	1	Ea	$2,304.60	$2,300	
2 - 4" Conduits to Property Line - Power	300	Lf	$30.00	$9,000	
3 - 4" Conduits to Property Line - Comm	300	Lf	$30.00	$9,000	
				$68,800	$9.58

PART III — EXHIBITS

I.L.C., Inc.
EIN: 20-1068056

Index to Exhibits

BY-LAWS

OF

I.L.C., INC.

ARTICLE I

OFFICE

SECTION 1.1 *Principal Office*. The Corporation shall maintain its principal office in the City of Auburn Hills, Michigan.

SECTION 1.2 *Registered Office*. The Corporation shall maintain a registered office in the State of Michigan as required by the Michigan Business Corporation Act (the "Act").

SECTION 1.3 *Other Offices*. The Corporation may have such offices within and without the State of Michigan as the business of the Corporation may require from time to time. The authority to establish or close such other offices may be delegated by the Board of Directors to one or more of the Corporation's officers.

SECTION 1.4 *Place of Meetings*. All meetings of the Corporation's stockholders or Board of Directors shall be held at the Corporation's principal office or at such place as shall be designated in the notice of such meetings.

ARTICLE II

STOCKHOLDERS

SECTION 2.1 *Annual Meeting of Stockholders*. An annual meeting of the stockholders shall be held in each year. Such meeting shall be held on such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. One of the purposes of the annual meeting of the stockholders shall be to elect a Board of Directors, and transact such other business as may be brought before the meeting.

SECTION 2.2 *Special Meetings*. A special meeting of the stockholders may be called at any time by the President, or by a majority of the Board of Directors, or the holders of not less than twenty-five percent *(25%)* of all the shares entitled to vote at such special meeting. The method by which such meeting may be called is as follows: Upon receipt of a specification in writing setting forth the date and purposes of such proposed special meeting, signed by the President, or by a majority of the Board of Directors, or by stockholders as above provided, the Secretary of this Corporation shall prepare, sign and mail the notices requisite to such meeting.

SECTION 2.3 *Notice of Stockholders' Meeting*. Not less than ten (10) days, or more than sixty (60) days, prior to the date of an annual or special meeting of stockholders, written notice of the time, place and purposes of such meeting shall be mailed, as hereinafter provided, to each stockholder entitled to vote at such meeting. Every notice shall be deemed duly served when the same has been deposited in the United States mail, or with a private courier service (such as Federal Express), with postage prepaid, addressed to the stockholder at the stockholder's address as it appears on the Corporation's records, or if a stockholder shall have filed with the Secretary of the Corporation a written request that the notice be sent to some other address, then at such other address.

SECTION 2.4 *Waiver of Notice*. Notice of the time, place and purpose of any meeting of the stockholders may be waived by telegram, telecopy, confirmed facsimile or other writing, either before or after such meeting has been held. The attendance of any stockholder at any stockholders' meeting shall constitute a waiver of any notice to which such stockholder may be entitled pursuant to these By-Laws, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully convened.

SECTION 2.5 *Quorum of Stockholders*. The presence in person or by proxy of the record holders of seventy-five percent (75%) of the issued and outstanding shares of this Corporation entitled to vote shall constitute a quorum at any meeting of the stockholders. The stockholders present in person or by proxy at such meeting may continue to do business until adjournment, notwithstanding the withdrawal of stockholders which results in less than a quorum remaining. Whether or not a quorum is present, the meeting may be adjourned by a vote of the shares present.

SECTION 2.6 *Record Date for Determination of Stockholders*. The Board of Directors shall fix a record date for determining stockholders entitled to receive payment of a share dividend or distribution, or allotment of a right, which date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors. The date shall not be more than 60 days before the payment of the share dividend or distribution or allotment of a right or other action.

SECTION 2.7 *Transaction of Business*. Business transacted at an annual meeting of stockholders may include all such business as may properly come before the meeting. Business transacted at a special meeting of the stockholders shall be limited to the purposes set forth in the notice of the meeting.

SECTION 2.8 *Voting*. Except as otherwise required by the Act or the Corporation's Articles of Incorporation, each stockholder of the Corporation shall, at every meeting of the stockholders, be entitled to one vote in person or by proxy for each share of capital stock of this Corporation held by such stockholder, subject, however, to the full effect of the limitations imposed by the fixed record date for determination of stockholders set forth in Section 2.6 of this Article.

SECTION 2.9 *Proxies*. No proxy shall be deemed operative unless and until signed by the stockholder and filed with the Secretary of the Corporation. All proxies shall be executed by the appointing stockholder or such stockholder's authorized attorney; provided that no proxy shall be valid for more than three (3) months after execution of such proxy unless the proxy specifically provides for a longer period.

SECTION 2.10 *Vote by Stockholder Corporation*. Any other corporation owning shares of this Corporation entitled to vote may vote upon the same by the president of such stockholder corporation, or by proxy appointed by him, unless some other person shall be appointed to vote upon such shares by resolution of the Board of Directors of such stockholder corporation.

SECTION 2.11 *Inspectors of Election*. Whenever any person entitled to vote at a meeting of the stockholders shall request the appointment of inspectors, the chairman of the meeting shall appoint not more than three inspectors, who need not be stockholders. If the right of any person to vote at such meeting shall be challenged, the inspectors shall determine such right. The inspectors shall receive and count the votes either upon an election or for the decision of any question, and shall determine the result. Their certificate of any vote shall be prima facie evidence thereof.

SECTION 2.12 *Action by Written Consent*. Any action required or permitted by the Michigan Business Corporation Act to be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted.

SECTION 2.13 *Order of Business*. The order of business at the annual meeting of the stockholders, and so far as practicable at all other meetings of the stockholders, shall be as follows:

1. Proof of Notice of the Meeting
2. Determination of a Quorum
3. Election of Directors
4. Unfinished Business
5. New Business
6. Adjournment

Except with respect to a specific rule to the contrary in these By-laws or the Act, *Robert's Rules of Order* shall be used to resolve all procedural disputes that may arise at a stockholder's meeting.

ARTICLE III

Board of Directors

SECTION 3.1 *Authority*. The Board of Directors shall have ultimate authority over the conduct and management of the business and affairs of the Corporation.

SECTION 3.2 *Number.* Except as otherwise provided by the Corporation's Articles of Incorporation, the number of directors of the Corporation shall be not less than one (1) nor more than fifteen (15) unless a different number shall be fixed from time to time by the vote of a majority of the outstanding shares of the Corporation entitled to vote; provided, that the number of directors shall not be reduced to shorten the term of any director at that time in office.

SECTION 3.3 *Term.* Each Director shall hold office from the date of election and qualification until his or her successor shall have been duly elected, or until his or her earlier removal, resignation, death or incapacity.

SECTION 3.4 *Removal.* Any Director may be removed from office with cause by a vote of a majority of the shares of the Corporation's shares entitled to vote.

SECTION 3.5 *Vacancies.* Vacancies in the Board of Directors (including vacancies resulting from an increase in the number of directors) shall be filled by appointment made by a majority of the outstanding shares of the Corporation entitled to vote. Each person so appointed shall hold office until the next election of Directors or until his or her successor shall be elected and qualified.

SECTION 3.6 *Organizational Meeting of Board.* At the place of holding the annual meeting of stockholders, and immediately following the same, the Board of Directors as constituted upon final adjournment of such annual meeting, shall convene for the purposes of electing officers, and transacting any other business properly brought before it, provided that the organizational meeting in any year may be held at a different time and place than that herein provided by consent of a majority of the Directors of such new Board.

SECTION 3.7 *Regular Meetings of the Board.* Regular meetings of the Board of Directors may be held at times and places agreed upon by a majority of the directors at any meeting of the Board of Directors and such regular meetings may be held at such times and places without any further notice of the time, place or purposes of such regular meetings.

SECTION 3.8 *Special Meetings of the Board.* Special meetings of the Board of Directors may be called at the request of any member of the Board at any time by means of written notice of the time, place and purpose thereof mailed to each director not less than three (3) days prior to the date fixed for the holding of any special meeting of Directors, but action taken at any such meeting shall not be invalidated for want of notice if such notice shall be waived as hereinafter provided.

SECTION 3.9 *Notices.* Every notice of a meeting of the Board of Directors shall be deemed duly served when the same has been deposited in the United States mail, or with a private courier service (such as Federal Express), with postage prepaid, addressed to the director at his or her last known address, or if a director shall have filed with the Secretary of the Corporation a written request that the notice be sent to some other address, then at such other address.

SECTION 3.10 *Waiver of Notice*. Notice of the time, place and purpose of any meeting of the Board of Directors may be waived by telegram, telecopy, confirmed facsimile or other writing, either before or after such meeting has been held. The attendance of any director at any directors' meeting shall constitute a waiver of any notice to which such director may be entitled pursuant to these By-Laws, except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully convened.

SECTION 3.11 *Participation by Telecommunications*. Any Director may participate in, and be regarded as present at, any meeting of the Board of Directors by means of conference telephone or any other means of communication by which all persons participating in the meeting can hear each other at the same time.

SECTION 3.12 *Quorum of Directors*. All of the directors then in office shall constitute a quorum for transaction of business.

SECTION 3.13 *Action*. The Board of Directors shall take action pursuant to resolutions adopted by the affirmative vote of a majority of the Directors participating in a meeting at which a quorum is present, or affirmative vote of a greater number of Directors where required by the Corporation's Articles of Incorporation or these bylaws.

SECTION 3.14 *Action by Unanimous Written Consent*. Any action required or permitted to be taken by the Board of Directors of the Corporation may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by all of the directors of the Corporation.

SECTION 3.15 *Selection of Officers*. The Board of Directors shall select a president, treasurer, and secretary, and may select a chairman of the Board, one or more vice presidents, one or more assistant treasurers, and one or more assistant secretaries, and any other officers that the Board of Directors deems to be in the best interests of the Corporation, which officers may be appointed and their duties prescribed by resolution of the Board.

SECTION 3.16 *Power to Appoint Other Officers and Agents*. The Board of Directors shall have power to appoint such other officers and agents as the Board may deem necessary for transaction of the business of the Corporation.

SECTION 3.17 *Removal of Officers and Agents*. Any officer or agent may be removed by the Board of Directors whenever, in the judgment of the Board, the business interests of the Corporation will be served thereby.

SECTION 3.18 *Delegation of Powers*. For any reason deemed sufficient by the Board of Directors, whether occasioned by absence or otherwise, the Board may delegate all or any of the powers and duties of any officer to any other officer or director.

SECTION 3.19 _Power to Appoint Committees of the Board._ The Board of Directors shall have power to designate, by resolution, committees composed of one or more directors who, to the extent provided in such resolution, may exercise the business and affairs of the Corporation except as restricted by statute. In the absence or disqualification of a member of the committee, the members thereof present at a meeting and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another director of the Board to act at the meeting in place of such an absent or disqualified member. A majority of the members of any committee of the Board will constitute a quorum for all committee action.

SECTION 3.20 _Compensation._ The Board of Directors may by resolution authorize the payment to all Directors of a uniform sum for attendance at each meeting or a uniform stated fee as a Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor. The Board of Directors may also by resolution authorize the payment of reimbursement of all expenses of each Director related to the Director's attendance at meetings.

SECTION 3.21 _Order of Business._ The order of Business at all meetings of the Board of Directors shall be:

1. Determination of a quorum
2. Reading and disposal of all unapproved minutes
3. Reports of officers and committees
4. Unfinished Business
5. New Business
6. Adjournment

Except with respect to a specific rule to the contrary in these By-laws or the Act, *Robert's Rules of Order* shall be used to resolve all procedural disputes that may arise at a Director's meeting.

ARTICLE IV

OFFICERS

SECTION 4.1 _In General._ The officers of the Corporation shall consist of a chairman, a president, a secretary, and a treasurer and may have such vice presidents, assistant secretaries, assistant treasurers, and other officers and agents as the Board of Directors from time to time deems advisable. All officers shall be appointed by the Board to serve at its pleasure. Except as otherwise provided by law or in the Articles of Incorporation, the Board of Directors may remove any officer at any time, with or without cause. The Board of Directors may fill any vacancy in any office, however occurring, for the unexpired term. One person may hold two or more offices. Each officer shall exercise authority and perform the duties set forth in these Bylaws and any additional authority and duties as the Board of Directors shall determine from time to time.

SECTION 4.2 *Chairman to the Board*. The Chairman of the Board, if any, shall be selected by and from the membership of the Board of Directors. He shall conduct all meetings of the Board and shall perform all duties incident thereto.

SECTION 4.3 *President*. The President shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board are carried into effect. He shall be ex-officio, a member of all standing committees, and shall have the general powers and duties of supervision and management usually vested in the office of president of a corporation.

SECTION 4.4 *Vice Presidents*. Each Vice President shall serve under the direction of the President and shall perform such other duties as the Board of Directors shall from time to time direct.

SECTION 4.5 *Treasurer*. The Treasurer shall serve under the President and shall perform such other duties as the Board shall from time to time direct. The Treasurer shall have custody of all corporate funds and securities, and shall keep in books belonging to the Corporation full and accurate accounts of all receipts and disbursements. The Treasurer shall deposit all monies, securities and other valuable effects in the name of the Corporation in such depositories as may be designated for that purpose by the Board of Directors and shall disburse the funds of the Corporation as may be ordered by the Board. The Treasurer shall upon request report to the Board of Directors on the financial condition of the Corporation.

SECTION 4.6 *Secretary*. Except as otherwise provided by these Bylaws or otherwise determined by the Board of Directors, the Secretary of the Corporation shall serve under the direction of the President and shall perform such other duties as the Board shall from time to time direct. The Secretary shall attend all meetings of the stockholders and the Board of Directors, and shall preserve in the books of the Company true minutes of the proceedings of all such meetings. The Secretary shall safely keep in his or her custody the seal of the Corporation, and shall have authority to affix the same to all instruments where its use is required. The Secretary shall give all notices required by statute, by-law or resolution.

SECTION 4.7 *Assistant Secretary and Assistant Treasurer*. The Assistant Secretary, in the absence or disability of the Secretary, shall perform the duties and exercise the powers of the Secretary. The Assistant Treasurer, in the absence or disability of the Treasurer, shall perform the duties and exercise the powers of the Treasurer.

ARTICLE V

STOCK AND TRANSFERS

SECTION 5.1 *Certificates for Shares*. Every stockholder shall be entitled to a certificate of the shares to which he has subscribed, said certificate to be signed by the Chairman of the Board, President or a Vice President, and may be sealed with the seal of the Corporation or a facsimile thereof certifying the number and class of shares represented by such certificates, which certificates shall state the terms and provisions of all classes of shares; provided, that where such certificate is signed by a transfer agent or an assistant transfer agent, or by a transfer clerk acting on behalf of such entity, and by a registrar, the signature of any such officers may be a facsimile. If the shares of the Corporation shall become listed on a national securities exchange, the Corporation may eliminate certificates representing such shares and provide for such other methods of recording, noticing ownership and disclosure as may be provided by the rules of that national securities exchange.

SECTION 5.2 _Transferable Only on Books of the Corporation_. Shares shall be transferable only on the books of the Corporation by the holder thereof in person or by an attorney lawfully constituted in writing, and upon surrender of the certificate therefor. A record shall be made of every such transfer and issue. Whenever any transfer is made for collateral security and not absolutely, the fact shall be so expressed in the entry of such transfer.

SECTION 5.3 _Stock Ledger_. The Corporation shall maintain a stock ledger which contains the name and address of each stockholder and the number of shares of stock of each class which the stockholder holds. The stock ledger may be in written form or in any other form which can be converted within a reasonable time into written form for visual inspection. The original or a duplicate of the stock ledger shall be kept at the office of a transfer agent for the particular class of stock, within or without the State of Michigan, or, if none, at the principal office of the Corporation in the State of Michigan.

SECTION 5.4 _Registered Stockholders_. The Corporation shall have the right to treat the registered holder of any share as the absolute owner thereof, and shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not the Corporation shall have express or other notice thereof, save as may be otherwise provided by the laws of Michigan.

SECTION 5.5 _Cancellation: Missing Certificates_. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificates representing the same number of shares shall be issued until the former certificate or certificates for the same number of shares shall have been so surrendered and canceled. In the event that a certificate of stock is lost or destroyed another may be issued and unless waived by the President, the party alleging loss or destruction of the certificate shall post a bond or agree to indemnify the Corporation, at the election of the President, in an amount not exceeding two (2) times the value of the stock.

ARTICLE VI

INSTRUMENTS

SECTION 6.1 _Checks, Etc_. All checks, drafts and orders for payment of money shall be signed in the name of the Corporation or any assumed name under which the Corporation has duly filed a certificate therefor and shall be countersigned by such officers or agents as the Board of Directors shall from time to time designate for that purpose.

SECTION 6.2 *Contracts. Conveyances. Etc.* When the execution of any contract, conveyance or other instrument has been authorized without specification of the executing officers, the president or any vice president, or the treasurer or assistant treasurer, or the secretary or assistant secretary, may execute the same in the name and on behalf of this Corporation, and may affix the corporate seal thereto. The Board of Directors shall have power to designate the officers and agents who shall have authority to execute any instrument on behalf of this Corporation.

SECTION 6.3 *Voting Shares of Other Corporations*. Stock of other corporations or associations, registered in the name of the Corporation, may be voted by the President, a Vice-President or a proxy appointed by either of them. The Board of Directors may by resolution appoint some other person to vote the shares.

ARTICLE VII

AMENDMENT OF BY-LAWS

SECTION 7.1 *Amendment*. These By-Laws may only be amended, altered, changed, added to or repealed by the affirmative vote of seventy-five percent (75%) of the issued and outstanding shares of this Corporation entitled to vote at any regular or special meeting of the stockholders.

ARTICLE VIII

INDEMNIFICATION

SECTION 8.1 *Action by Third Party*. Except to the extent limited by the Act, the Corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the Corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses, including attorneys' fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation or its stockholders, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. The termination of an action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation or its stockholders, and, with respect to a criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

SECTION 8.2 *Action by or in Right of Corporation*. Except to the extent limited by the Act, the Corporation has the power to indemnify a person who was or is a party to or is threatened to be made a party to a threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses, including actual and reasonable attorneys' fees, and amount paid in settlement incurred by the person in connection with the action or suit, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation or its stockholders. However, indemnification shall not be made for a claim, issue, or matter in which the person has been found liable to the Corporation unless and only to the extent that the court in which the action or suit was brought has determined upon application that, despite the adjudication of liability, but in view of all circumstances of the case, the person is fairly and reasonably entitled to indemnification for the expenses which the court considers proper.

SECTION 8.3 *Expense*. Indemnification against expenses:

(a) To the extent that a director, officer, employee, or agent of the Corporation has been successful on the merits or otherwise in defense of an action, suit, or proceeding referred to above in Sections 8.1 or 8.2, or in defense of a claim, issue, or matter in the action, suit, or proceeding, he or she shall be indemnified against expenses, including actual and reasonable attorneys' fees, incurred by him or her in connection with the action, suit, or proceeding and an action, suit, or proceeding brought to enforce the mandatory indemnification provided in this Subsection.

(b) An indemnification under Sections 8.1 and 8.2 above, unless ordered by a court, shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Subsections 8.1 and 8.2 above. This determination shall be made in any of the following ways:

(i) By a majority vote of a quorum of the Board consisting of directors who were not parties to the action, suit, or proceeding.

(ii) If the quorum described in subdivision (i) is not obtainable, then by a majority vote of a committee of directors who are not parties to the action. The committee shall consist of not less than two (2) disinterested directors.

(iii) By independent legal counsel in a written opinion.

(iv) By the stockholders.

(c) If a person is entitled to indemnification under Section 8.1 or 8.2 for a portion of expenses including attorney's fees, judgments, penalties, fines, and amounts paid in settlement, but not for the total amount thereof, the Corporation may indemnify the person for the portion of the expenses, judgments, penalties, fines, or amounts paid in settlement for which the person is entitled to be indemnified.

SECTION 8.4 *Payment in Advance*. Expenses incurred in defending a civil or criminal action, suit, or proceeding described in Sections 8.1 or 8.2 above may be paid by the Corporation in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee, or agent to repay the expenses if it is ultimately determined that the person is not entitled to be indemnified by the Corporation. The undertaking shall be by unlimited general obligation of the person on whose behalf advances are made but need not be secured.

SECTION 8.5 *Nonexclusitivity*.

(a) The indemnification or advancement of expenses provided under Sections 8.1 to 8.4 is not exclusive of other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation, bylaws, or a contractual agreement. However, the total amount of expenses advanced or indemnified from all sources combined shall not exceed the amount of actual expenses incurred by the person seeking indemnification or advancement of expenses.

(b) The indemnification provided for in Sections 8.1 to 8.4 continues as to a person who ceases to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of the person.

SECTION 8.6 *Insurance*. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under Sections 8.1 to *8.5*.

SECTION 8.7 *Constituent Corporations*. For purposes of Sections 8.1 to 8.6 above, "corporation" includes all constituent corporations absorbed in a consolidation or merger and the resulting or surviving corporation, so that a person who is or was a director, officer, employee, or agent of the constituent corporation or is or was serving at the request of the constituent corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise whether for profit or not shall stand in the same position under the provisions of this Subsection with respect to the resulting or surviving corporation as the person would if he or she had served the resulting or surviving corporation in the same capacity.

SECTION 8.8 *Definitions.* For the purposes of Sections 8.1 to 8.6 above, "other enterprises" shall include employee benefit plans; "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and serving at the request of the Corporation" shall include any service as a director, officer, employee, or agent of the Corporation which imposes duties on, or involves services by, the director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be considered to have acted in a manner "not opposed to the best interests of the Corporation or its stockholders" as referred to in Sections 8.1 and 8.2 above.

MICHIGAN DEPARTMENT OF LABOR & ECONOMIC GROWTH
BUREAU OF COMMERCIAL SERVICES

Date Received	(FOR BUREAU USE ONLY)
SEP 0 7 2004	
	This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

FILED

SEP 1 6 2004

Administrator
BUREAU OF COMMERCIAL SERVICES

EFFECTIVE DATE:

Name		
Delphine L. Agnor		
Address		
2936 Davison Ave.		
City	State	ZIP Code
Auburn Hills, MI 48326		

Document will be returned to the name and address you enter above. If left blank document will be mailed to the registered office.

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

For use by Domestic Profit and Nonprofit Corporations

(Please read information and instructions on the last page)

Pursuant to the provisions of Act 284, Public Acts of 1972, (profit corporations), or Act 162, Public Acts of 1982 (nonprofit corporations), the undersigend corporation executes the following Certificate:

1. The present name of the corporation is: I.L.C., Inc.

2. The identification number assigned by the Bureau is: 25580D

3. Article III of the Articles of Incorporation is hereby amended to read as follows:

The total authorized shares:

Common Shares: 30,000
Preferred Shares: 30,000

COMPLETE ONLY ONE OF THE FOLLOWING:

4. (For amendments adopted by unanimous consent of incorporators before the first meeting of the board of directors or trustees.)

The foregoing amendment to the Articles of Incorporation was duly adopted on the 31 day of August , 2004 , in accordance with the provisions of the Act by the unanimous consent of the incorporator(s) before the first meeting of the Board of Directors or Trustees.

Signed this 31 day of August , 2004

[signature] (Signature)	[signature] (Signature)
DELPHINE L. AGNOR (Type or Print Name)	ALEXANDER G. NOSKOV (Type or Print Name)
(Signature)	(Signature)
(Type or Print Name)	(Type or Print Name)

5. (For profit and nonprofit corporations whose Articles state the corporation is organized on a stock or on a membership basis.)

The foregoing amendment to the Articles of Incorporation was duly adopted on the ________ day of ________ , ________ , by the shareholders if a profit corporation, or by the shareholders or members if a nonprofit corporation (check one of the following)

- ☐ at a meeting the necessary votes were cast in favor of the amendment.
- ☐ by written consent of the shareholders or members having not less than the minimum number of votes required by statute in accordance with Section 407(1) and (2) of the Act if a nonprofit corporation, or Section 407(1) of the Act if a profit corporation. Written notice to shareholders or members who have not consented in writing has been given. (Note: Written consent by less than all of the shareholders or members is permitted only if such provision appears in the Articles of Incorporation.)
- ☐ by written consent of all the shareholders or members entitled to vote in accordance with section 407(3) of the Act if a nonprofit corporation, or Section 407(2) of the Act if a profit corporation.
- ☐ by consents given by electronic transmission in accordance with Section 407(3) if a profit corporation.
- ☐ by the board of a profit corporation pursuant to section 611(2).

Profit Corporations and Professional Service Corporations	Nonprofit Corporations
Signed this _____ day of ____________ , _______	Signed this _____ day of ____________ , _______
By ______________________ (Signature of an authorized officer or agent)	By ______________________ (Signature President, Vice-President, Chairperson or Vice-Chairperson)
(Type or Print Name)	(Type or Print Name)

Michigan Department of Consumer and Industry Services

Filing Endorsement

This is to Certify that the ARTICLES OF INCORPORATION - PROFIT

for

I.L.C., INC.

ID NUMBER: 25580D

received by facsimile transmission on April 26, 2004 is hereby endorsed filed on April 29, 2004 by the Administrator. The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 29th day of April, 2004.

, Director

Bureau of Commercial Services

Sent by Facsimile Transmission 04120

RESOLUTION OF THE BOARD OF I.L.C., INC.
APPROVING CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION, CESSATION OF QUALIFICATION FOR S ELECTION, AND ISSUANCE AND SALE OF A SERIES OF PREFERRED STOCK
Duly Passed on August 31, 2004

Certificate of Amendment to Articles of Incorporation

RESOLVED, that this corporation will file a Certificate of Amendment to the Articles of Incorporation, more particularly to amend Article III of the original Articles of Incorporation to reallocate the current 60,000 Common Shares to 30,000 Preferred Shares and 30,000 Common Shares.

Cessation of Qualification of S Corp Status

RESOLVED, that this corporation voluntarily ceases to qualify to take all necessary steps to elect S status under the Internal Revenue Code, by issuing Series A Preferred Stock.

Issuance of Series A Preferred Stock

RESOLVED, that this corporation issue shares of Series A 8% Cumulative Convertible Partially Participating Preferred Stock (30,000 shares, $100 Par Value).

RESOLVED FURTHER, that these Preferred Series A Securities are entitled to share ratably with the common shareholders in any profit distributions beyond the prescribed $8/share preferred return at the rate of 0.001% per share.

RESOLVED FURTHER, that these Preferred Series A Securities are convertible to Class A Common Stock with limited voting rights at a ratio of 1:1 at either 1) the option of the investor at any time after the Company commences operations; or 2) the option of the Company five years after the Company commences operations. The Company will have two different classes of Common Stock to grant corporate management / founding shareholders a majority of voting rights to the class of stock held by that group. Assuming minimum offering proceeds of 10,000 shares, investors as a class will have 10% voting rights. Assuming maximum offering proceeds of 30,000 shares, investors as a class will have 30% voting rights.

RESOLVED FURTHER, that the Cumulative feature of the Preferred Stock will not become effective until the Company becomes operational. Dividends will not begin to be paid until the Company commences operations and receives gross operating revenue, but dividends will accrue during the pre-operational time when the Company is engaged in land acquisition, and or construction / renovation, and or pre-opening employee training.

RESOLVED FURTHER, that the corporation has sufficient shares of Common Stock for issuance pursuant to the conversion rights for the Preferred Stock as set forth in the Investor Subscription Agreement, and that the corporation reserves the right to increase authorized shares in the future pursuant to the laws of the State of Michigan and rules set forth by the Michigan Department of Labor and Economic Growth.

RESOLVED FURTHER, that the Officers of the corporation be authorized to execute and deliver on behalf of this corporation the Investor Subscription Agreement presented to the Board with such changes thereto as the person executing it shall approve, such approval to be conclusively evidenced by the execution and delivery thereof.

RESOLVED FURTHER, that the Officers of the Company be, and each of them acting alone, are authorized, empowered, and directed, for and on behalf of this corporation to take or cause to be taken, any and all actions, including without limitation, the execution, acknowledgment, filing, amending, and delivery of any and all papers, agreements, documents, instruments and certificates as they shall deem necessary or advisable to carry out and perform the obligations of this corporation under the Investor Subscription Agreement. Said Officers shall further be given all powers to consummate all transactions relating to the sale of said Stock and relating to compliance with all federal and state laws governing said Stock, including any such action or execution, acknowledgment, filing, amending, and delivery of any and all documents required for registration or to qualify for an exemption from registration or qualification provided there under.

It is hereby certified by the undersigned that this Resolution was duly passed by the Board of Directors of I.L.C., Inc., on 08/31/04 in accordance with By-Laws and Articles of Incorporation of the Company and the laws and bylaws governing the Company and that the said resolution was duly recorded in the Minute Book and is in full force and effect.

Delphine L. Agnor, President/Secretary/
CFO and Registered Agent

Alexander G. Noskov, Vice-President/
Treasurer and CEO

Dated: August 31, 2004

INVESTOR SUBSCRIPTION AGREEMENT FOR I.L.C., Inc.

Persons interested in purchasing shares of the Series A Preferred Stock of I.L.C., Inc. (the "Shares") must complete, execute, and deliver this Subscription Agreement (the "Agreement") along with their check to:

I.L.C., Inc., C/o Resident Agent, D. Agnor, 2936 Davison, Auburn Hills, MI 48326

If and when accepted by I.L.C., Inc., a Michigan corporation (the "Company"), this Agreement shall constitute a subscription for shares of Preferred Stock, $100.00 par value per share, of the Company.

The Shares are described more particularly as follows: Series A 8% Cumulative Convertible Partially Participating Preferred Stock ($100 Par Value), entitled to share ratably with the common shareholders in any profit distributions beyond the prescribed $8/share preferred return at the rate of 0.001% per share, convertible to Class A Common Stock at a ratio of 1:1 at either 1) the option of the investor at any time after the Company commences operations and receives gross operating revenue; or 2) the option of the Company five years after the Company commences operations and receives gross operating revenue. It should be noted that the Company will have two different classes of Common Stock to grant corporate management / founding shareholders a majority of voting rights to the class of stock held by that group. Voting rights of the Class A Common Stock is 0.001% per share.

The Company reserves the right to reject, in its entirety, any subscription which is tendered or to allocate to any prospective purchaser, a smaller number of Shares than the prospective purchaser has subscribed to purchase. In such event, the Company will return to you this Agreement and your payment (or a pro rata portion of your payment, if such subscription is rejected only in part), without interest or deduction.

If the Company accepts your subscription in whole or in part, a copy of this Agreement will be returned to you as your receipt. This will confirm your subscription and indicate how much of your subscription the Company has accepted. All proceeds of the Offering will be held in an Escrow Account at Citizens Bank.

Escrow Agent: Citizens Bank, 328 S. Saginaw St., Flint, MI 48502 (810-768-4708)

When the Company sells its Minimum Subscription, funds held in the Escrow Account will be disbursed to the Company and stock certificates will be issued within 14 days.

If the Minimum Subscription is not sold prior to the Closing Date of December 31, 2005, then all deposits will be returned to subscribers with interest earned. The Closing Date may be extended for 90 (ninety) days upon receipt of written approval to extend the impound period from the subscriber(s) whose investment(s) have been so impounded. Said written approval must indicate the term of extension and be signed by such subscribers.

Method of Payment:

_____ Check made payable to **"I.L.C., Inc. Escrow Account"** (subject to collection).

I/we hereby irrevocably tender this Agreement for the purchase of _______ Preferred Shares at $100.00 per Share.

With this Agreement, I/we tender payment in the amount of $ _______ ($100.00 per Share) for the Preferred Shares subscribed.

In connection with this investment in the Company, I/we represent and warrant:

- **Prior to tendering payment for the Shares, I/we received and reviewed the Company's Offering Circular dated ________, 2004, and have relied on no other information or materials in reaching my/our investment decision.**

- **I am/we are bona fide resident(s) of the State of _________________.**

(If the Offering has not been qualified or registered in that jurisdiction or is not exempt from the registration in that jurisdiction, your subscription will not be accepted.)

- **The Social Security Number or taxpayer identification number included in this Agreement is true, correct, and complete, and Investor(s) is (are) not subject to backup withholding of interest or dividends by the IRS.**

Please register the shares which I am/ we are purchasing as follows:

Name: ____

As (Check one):

_______ **Individual** ______ **Tenants-in-Common** ______ **Joint Tenants**

_______ **Corporation** _______ **Existing Partnership** ______ **Trust**

_______ **Minor with adult custodian under the Uniform Gift to Minors Act**

______________________________	______________________________
Signature	**Today's Date**
______________________________	______________________________
Social Security or Taxpayer ID Number	**Date of Birth or Date of Incorporation**
______________________________	______________________________
Street Address,	**City, State, Zip**
(_____)________________________	(_____) _______________________
Telephone (home)	**Telephone (business)**

ACCEPTED BY I.L.C., Inc. FOR _________ SHARES this date of _____________
By: ____________________________ **Title:** ____________________________

EMPLOYMENT AGREEMENT

by and between ILC, Inc. hereinafter referred to as the "Company," and Alexander G. Noskov, "Executive":

WHEREAS, the Company desires to employ Executive to provide personal services to the Company, and wishes to provide Executive with certain compensation and benefits in return for his services; and

WHEREAS, Executive wishes to be employed by the Company and provide personal services to the Company in return for certain compensation and benefits, including the benefits provided under this Agreement;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, it is hereby agreed by and between the parties hereto as follows:

1. EMPLOYMENT BY THE COMPANY.

Executive is engaged to act as General Manager, Chief Executive Officer, and Chief Operating Officer for ILC, Inc. upon commencement of building or renovation of any facility for ILC, Inc.

Executive agrees that the duties herein shall be full time. During his employment with the Company, the Executive will devote his best efforts and substantially all of his business time and attention (except for vacation periods as set forth herein and reasonable periods of illness or other incapacity permitted by the Company's general employment policies) to the business of the Company. Executive shall abide by the general employment policies and procedures of the Company, except that wherever the terms of this Agreement may differ from or are in conflict with the Company's general employment policies or procedures, this Agreement shall control. Executive shall not engage in other business ventures or employment without the prior approval of Company.

2. EFFECTIVE DATE AND COMPENSATION:

<u>Upon commencement of building or renovation of the facility</u>. Upon commencement of building or renovation of the facility, Company shall pay Executive an annual salary of $25,000, in consideration for his supervising construction, engaging in employee selection and training, commencing advertising contacts, and making all necessary arrangements for a smooth opening. Said salary shall be paid at a weekly gross rate of $480.77/week, and shall cease upon the opening of the facility for business when the Company shall accept clients and or club members to use the facilities. In the event that said construction or renovation shall exceed one year, the Executive agrees to continue to accept the weekly rate of $480.77 as compensation until the facility is open for business.

<u>Upon the opening of the facility for business</u>. Upon the opening of the Company's facility for business, Company shall pay Executive an annual salary of $50,000, in consideration for Executive's planning, supervising and controlling ILC technology, operations, and Company operations. Executive will also meet with club members as needed to facilitate optimal use of Company's facility and ensure customer satisfaction and loyalty. Company shall pay said salary to Executive at a gross rate of $961.54/week, which shall replace all preexisting salary arrangements. The only other compensation Executive may receive is Health Insurance Benefits, payable to the Insurer, or as to any deductible, to the medical provider, but in no event to be paid to the Executive. Upon expiration of the first year of Company's operations,

any increase to said annual $50,000 salary must be voted on by the Company, and shall not exceed a 3% salary increase per year for the first ten years of operations.

Paid Time Off. Executive shall be eligible to accrue paid time off ("PTO") during the term of this Agreement, in accordance with the Company's standard policy regarding PTO and in an manner commensurate with other employees.

Standard Company Benefits. Executive shall be entitled to all rights and benefits for which he is eligible under the terms and conditions of the standard Company's benefit plans (e.g., health and disability insurance) and other benefits and incentives as the Company may later offer.

Retirement Plans, Bonus and or Stock Option Arrangements. Company's Board of Directors will not consider Retirement Plans, Bonus and or Stock Option arrangements until the lapse of three years from commencement of operations. Company makes no representations as to the future availability or lack thereof as to Retirement Plans, Bonuses and or Stock Options, and Executive acknowledges no expectations as to the same.

3. DUTIES:
Executive shall have the authority to operate for Company to carry out all acts concerning clients of the Company honestly and reasonably, represent its interests, and make transactions for the Company. Executive's duties include but are not limited to defining organizational work and procedures, signing documents concerning activity of the Company, entering into contracts, and any and all other necessary transactions as the Executive sees fit in his capacity of General Manager, Chief Executive Officer, and Chief Operating Officer. Executive shall not be responsible for damage in the following circumstances: if the damage has arisen in connection with actions which can be qualified as normal commercial risk; if the damage has arisen as a result of force majeure; or if the damage is not the direct result of actions of the Executive.

It is hereby acknowledged that Executive is currently 50% Shareholder of Class B Common Shares of Company.

As to those items not specified herein, the relationship between the parties shall be governed by the common law and general customs of Michigan employment law.

4. PROPRIETARY INFORMATION AND NONCOMPETITION:
Executive acknowledges and incorporates herein a certain Non-Compete Agreement requiring sole use of ILC patent technology to remain with the Company for ten (10) years, and requiring Executive to not compete with the Company or use confidential information of the Company if Executive leaves the Company before the said ten (10) years have elapsed.

Said Non-Compete Agreement further prohibits Executive from disclosing confidential information to anyone other than Employees and consultants of the Company who have a need to know the information in connection with their employment or consulting duties.

5. TERMINATION OF EMPLOYMENT:

Termination by Company for Cause. If the Company terminates Executive's employment at any time for Cause, Executive's salary shall cease on the date of termination; and Executive will not be entitled to severance pay, pay in lieu of notice or any other such compensation. Definition of "Cause." For purposes of this Agreement, "Cause" shall mean (i) Executive's conviction of any felony; or, (ii) Executive's gross misconduct, material violation of Company's policy, or material breach of Executive's duties to the Company, which Executive fails to correct within thirty (30) days after Executive is given written notice by the Company's Board, as appropriate.

Termination by Company Without Cause. If the Company terminates Executive's employment at any time without Cause, Executive shall be entitled to written notice and severance benefits of 6 (six) month's regular salary and 6 (six) month's payment of health insurance benefits.

Executive's Voluntary Resignation. Executive may terminate his employment with the Company with 6 (six) months written Notice.

Termination for Death or Disability. Executive's employment with the Company will be terminated in the event of Executive's death, or any illness, disability or other incapacity in such a manner that Executive is physically rendered unable regularly to perform his duties hereunder for a period in excess of one hundred eighty (180) consecutive days or more than one hundred eighty (180) days in any consecutive twelve (12) month period. The determination regarding whether Executive is physically unable regularly to perform his duties shall be made by the Board. Executive's inability to be physically present on the Company's premises shall not constitute a presumption that Executive is unable to perform such duties. In the event that Executive's employment with the Company is terminated for death or disability as described in this Section, Executive or Executive's heirs, successors, and assigns shall not receive any compensation or benefits other than payment of accrued salary and such other benefits as expressly required in such event by applicable law or the terms of applicable benefit plans.

Mutual Agreement or Liquidation. Nothing in this section shall inhibit the ability of Company and Executive to terminate this agreement by mutual agreement of the parties, or upon liquidation of the Company.

6. GENERAL PROVISIONS.

Notices. Any notices provided hereunder must be in writing and shall be deemed effective upon personal delivery (including, personal delivery by facsimile transmission) or the third day after mailing by first class mail, to the Company at its primary office location and to Executive at his address as listed on the Company's payroll (which address may be changed by written notice).

Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity or unenforceability will not affect any other provision or any other jurisdiction, and such invalid or unenforceable provision shall be reformed, construed and enforced in such jurisdiction so as to render it valid and enforceable consistent with the intent of the parties insofar as possible.

Waiver. If either party should waive any breach of any provisions of this Agreement, he or it shall not thereby be deemed to have waived any preceding or succeeding breach of the same or any other provision of this Agreement.

Entire Agreement. This Agreement, together with the NonCompete Agreement, constitute the final, complete, and exclusive embodiment of the entire agreement between Executive and the Company regarding the subject matter hereof and supersede any prior agreement, promise, representation, or statement, written or otherwise, between Executive and the Company with regard to this subject matter. This Agreement is entered into without reliance on any promise, representation, statement or agreement other than those expressly contained or incorporated herein, and it cannot be modified or amended except in a writing signed by Executive and a duly authorized officer of the Company.

Successors and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by Executive, the Company, and their respective successors, assigns, heirs, executors and administrators, except that Executive may not assign any of his duties hereunder and he may not assign any of his rights hereunder without the written consent of the Company, which shall not be withheld unreasonably.

Attorneys' Fees. If either party hereto brings any action to enforce his or its rights hereunder, the prevailing party in any such action shall be entitled to recover his or its reasonable attorneys' fees and costs incurred in connection with such action.

Remedies. Executive's duties under the NonCompete Agreement shall survive termination of Executive's employment with the Company. Executive acknowledges that a remedy at law for any breach or threatened breach by Executive of the provisions of these sections would be inadequate, and that such a breach would cause irreparable harm to the Company; and Executive therefore agrees that the Company shall be entitled to injunctive relief in case of any such breach or threatened breach.

Governing Law. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the law of the State of Michigan as applied to contracts made and to be performed entirely within the State of Michigan. Any disputes under this agreement, including those relating to non-competition shall be submitted to a Michigan court of competent jurisdiction.

IN WITNESS WHEREOF, the parties have executed this Agreement effective on this the 31 day of AUGUST, 2004.

Delphine L Agnor

Delphine L Agnor, President ILC, Inc., COMPANY

A. Noskov

Alexander G. Noskov, EXECUTIVE

NON-COMPETE AGREEMENT

by and between ILC, Inc. hereinafter referred to as the "Company,"
and Alexander G. Noskov, "Patent Holder":

WHEREAS confidential information, including drawings, photographs and data, is owned and possessed by Patent Holder, relating to the design and development of Therapeutic Rooms and Healing Clinics known as ILC technology and or ILC rooms, which will be used by the Company,

WHEREAS Patent Holder is guaranteed a position as Share Holder of the Company, whose voting rights and profit rights may not fall below thirty percent (30%),

NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, it is hereby agreed by and between the parties hereto as follows:

(a) For a period of ten (10) years, Patent Holder will not, jointly or severally, disclose the confidential information to anyone other than employees and consultants of the Company who have a need to know the information in connection with their employment or consulting duties;
(b) Patent Holder will not compete with the Company or use confidential information of the Company if the Patent Holder leaves the Company before said ten (10) years have elapsed; and
(c) Patent Holder will use reasonable efforts to prevent making commercial use of any part of the confidential information, or ILC patent technology, other than for the sole benefit of the Company for ten (10) years.

This agreement does not apply to any confidential information which is or becomes available to the public through no fault of the Patent Holder; or is disclosed by a third party who has the lawful right to do so.

Patent Holder's duties under this Agreement extends for a period of ten (10) years and shall survive if Patent Holder leaves the Company before said ten (10) years have elapsed. Patent Holder acknowledges that a remedy at law for any breach or threatened breach by Patent Holder of the provisions of these sections would be inadequate, and that such a breach would cause irreparable harm to the Company. Patent Holder agrees that the Company shall be entitled to injunctive relief in case of any such breach or threatened breach.

Governing Law. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the law of the State of Michigan as applied to contracts made and to be performed entirely within the State of Michigan. Any disputes under this agreement, including those relating to non-competition shall be submitted to a Michigan court of competent jurisdiction.

Agreed to on this the 31st day of AUGUST, 2004.

A. Noskov

Alexander G. Noskov, PATENT HOLDER

Delphine L. Agnor

Delphine L. Agnor, President, ILC, Inc., COMPANY

RELEASE / CONSENT

by and between Anchor Company, hereinafter referred to as "Anchor,"
and Alexander Gennadievich Noskov, "Adviser":

WHEREAS Anchor had previously engaged in a contract with Adviser wherein Adviser was contracted to service clients of the Anchor, including but not be limited to consultations involving Russian interests.
WHEREAS Adviser wishes to sever ties with Anchor and devote 100% of his time to ILC, Inc. whose business is solely in the United States and relates to the classic Russian banya tradition,

NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, it is hereby agreed by and between the parties hereto as follows:

Anchor provides release/consent for Adviser to conduct any and all transactions having substantial contacts in the United States, and for the same shall hold Adviser harmless;

Anchor acknowledges that any transactions consummated in the United States shall be the sole business of Adviser, and Anchor shall not make any claim thereon;

Adviser provides release/consent for Anchor to conduct any and all transactions having substantial contacts in Russia, and for the same shall hold Anchor harmless;

Adviser acknowledges that any transactions consummated in Russia shall be the sole business of Anchor, and Adviser shall not make any claim thereon;

It is agreed this 26, April, 2004.

V. Bashkanov

Chairman, the Anchor, Bashkanov Vladimir Vladimirovich

A. Noskov

Adviser, Alexander Gennadievich Noskov

NON-EMPLOYMENT AGREEMENT
by and between ILC, Inc. hereinafter referred to as the "Company,"
and Delphine L. Agnor, "Officer":

Officer agrees to act as Chief Financial Officer for the Company, to oversee financial and legal issues, and act to ensure efficient and profitable operations. Officer Delphine L. Agnor will not receive a salary, and acknowledges that she is currently 50% Common Shareholder.

Officer agrees that the duties herein shall not be considered full time and Officer may engage in other business ventures or employment without the prior approval of the Company.

Officer acknowledges and incorporates herein a certain Non-Compete Agreement requiring sole use of ILC patent technology to remain with the Company for ten (10) years, and requiring Officer to not compete with the Company or use confidential information of the Company if Officer leaves the Company before the said ten (10) years have elapsed.

Said Non-Compete Agreement further prohibits Officer from disclosing confidential information to anyone other than employees and consultants of the Company who have a need to know the information in connection with their employment or consulting duties.

Remedies. Officer's duties under the Non-Compete Agreement shall survive termination of Officer's position as Chief Financial Officer of the Company. Officer acknowledges that a remedy at law for any breach or threatened breach by Officer of the provisions of these sections would be inadequate, and that such a breach would cause irreparable harm to the Company; and Officer therefore agrees that the Company shall be entitled to injunctive relief in case of any such breach or threatened breach.

Governing Law. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the law of the State of Michigan as applied to contracts made and to be performed entirely within the State of Michigan. Any disputes under this agreement, including those relating to non-competition shall be submitted to a Michigan court of competent jurisdiction.

Agreed to on this the 31st day of AUGUST, 2004.

A. Noskov
____
Alexander G. Noskov, Vice-President ILC, Inc., COMPANY

Delphine L Agnor
____
Delphine L. Agnor, OFFICER

NON-COMPETE AGREEMENT

by and between ILC, Inc. hereinafter referred to as the "Company,"
and Delphine L. Agnor, "Patent Holder":

WHEREAS confidential information, including drawings, photographs and data, is owned and possessed by Patent Holder, relating to the design and development of Therapeutic Rooms and Healing Clinics known as ILC technology and or ILC rooms, which will be used by the Company,

WHEREAS Patent Holder is guaranteed a position as Share Holder of the Company, whose voting rights and profit rights may not fall below thirty percent (30%),

NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, it is hereby agreed by and between the parties hereto as follows:

(a) For a period of ten (10) years, Patent Holder will not, jointly or severally, disclose the confidential information to anyone other than employees and consultants of the Company who have a need to know the information in connection with their employment or consulting duties;

(b) Patent Holder will not compete with the Company or use confidential information of the Company if the Patent Holder leaves the Company before said ten (10) years have elapsed; and

(c) Patent Holder will use reasonable efforts to prevent making commercial use of any part of the confidential information, or ILC patent technology, other than for the sole benefit of the Company for ten (10) years.

This agreement does not apply to any confidential information which is or becomes available to the public through no fault of the Patent Holder; or is disclosed by a third party who has the lawful right to do so.

Patent Holder's duties under this Agreement extends for a period of ten (10) years and shall survive if Patent Holder leaves the Company before said ten (10) years have elapsed. Patent Holder acknowledges that a remedy at law for any breach or threatened breach by Patent Holder of the provisions of these sections would be inadequate, and that such a breach would cause irreparable harm to the Company. Patent Holder agrees that the Company shall be entitled to injunctive relief in case of any such breach or threatened breach.

Governing Law. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the law of the State of Michigan as applied to contracts made and to be performed entirely within the State of Michigan. Any disputes under this agreement, including those relating to non-competition shall be submitted to a Michigan court of competent jurisdiction.

Agreed to on this the 31st day of AUGUST, 2004.

Delphine L. Agnor

Delphine L. Agnor, PATENT HOLDER

A. Noskov

Alexander G. Noskov, Vice President, ILC, Inc., COMPANY

This form is issued under Act 265, PA 1964, as amended. This form may be required as a condition to effectiveness of registration.

MICHIGAN DEPARTMENT OF LABOR & ECONOMIC GROWTH
OFFICE OF FINANCIAL AND INSURANCE SERVICES

ESCROW AGREEMENT

This Agreement made this 25th day of October, 2004 between ILC, Inc, the "Company", + Citizens Bank Wealth Management as Escrow Agent (the "Escrow Agent"),

WITNESSETH:

WHEREAS, the Company intends to offer for sale 30,000 shares of its ~~common~~ preferred stock, par value $100 per share ("~~Common~~ Preferred Stock"), at $100 per share, and

WHEREAS, a condition to the effectiveness of the entire offering is that the Company shall have sold not less than 10,000 shares of its ~~Common~~ Preferred Stock on or before 12/31/05, or such later date, not later than , to which the Company may extend the offering period by notice to the Escrow Agent (the "Closing Date"), and

WHEREAS, the Company wishes to provide assurance to each purchaser of its ~~Common~~ Preferred Stock ("Subscriber") that his or her investment will be returned in the event the Company fails to sell such minimum amount of stock prior to the Closing Date, and the Company therefore wishes to establish this Escrow Agreement with the Escrow Agent, and

WHEREAS, the Escrow Agent desires to receive, hold, and disburse the proceeds of such offering upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises herein contained, the parties agree as follows:

(1) The Company shall cause each Subscriber to issue his or her check in the amount of the purchase price payable to the order of Citizens Bank Wealth Management Escrow Agent, and shall deliver such check to the Escrow Agent together with an executed copy of the Subscription Agreement.

(2) Upon acceptance of each Subscription Agreement by the Company, the Escrow Agent shall deposit the subscription proceeds in an escrow account. Funds held in the escrow account shall be invested, as directed by the Company, in an interest-bearing account. The Escrow Agent shall not, however, invest the subscription proceeds received from any Subscriber who has failed to provide the Company with his or her correct tax identification or Social Security number, but shall hold such proceeds in the escrow account without interest. Upon the Company's request, the Escrow Agent shall deliver to the Company a certificate setting forth the amount of subscription proceeds then held in the escrow account.

(3) If, on or before the Closing Date, the Escrow Agent shall have received checks for the purchase price of the Company's Common Stock aggregating not less than $1 million (provided that the Escrow Agent shall collect at least $1 million in proceeds from the clearing of such checks on or before the date which is five business days thereafter), the Escrow Agent shall pay to the Company the proceeds of such checks and any checks received thereafter. All investment earnings shall be paid to the Subscribers whose funds were so invested pro rata at the addresses set forth in their respective Subscription Agreements in accordance with the amount of their respective deposits and the period for which such deposits have been held in the escrow account. The Escrow Agent's determination of any such proration of interest among Subscribers shall be binding and conclusive on all parties.

(4) In the event that on the Closing Date, the terms of the first sentence of paragraph 3 shall not have been met, the Escrow Agent shall remit to each Subscriber whose Subscription proceeds were held by the Escrow Agent his or her portion of such proceeds, including interest on such amount, calculated as set forth in paragraph 3 above.

(5) Upon the performance by the Escrow Agent of its obligations set forth in paragraphs 3 and 4 hereof, all obligations of the Escrow Agent under this Escrow Agreement shall cease.

(6) Escrow Agent's sole obligation shall be to perform the acts and duties imposed upon it as "Escrow Agent" by the terms hereof. Unless otherwise herein expressly provided, Escrow Agent shall:

(a) not be held liable for any action taken or omitted under this Escrow Agreement so long as it shall have acted in good faith and without negligence;

(b) have no responsibility to inquire into or determine the genuineness, authenticity, or sufficiency of any securities, checks, or other documents or instruments submitted to it in connection with its duties hereunder;

(c) be entitled to deem the signatories of any documents or instruments submitted to it hereunder as being those purported to be authorized to sign such documents or instruments, and shall be entitled to rely upon the genuineness of the signatures of such signatories without inquiry and without requiring substantiating evidence of any kind;

(d) be entitled to refrain from taking any action contemplated by this Escrow Agreement in the event that it becomes aware of any disagreement between or among the Company and the Subscribers as to any material facts or as to the happening of any contemplated event precedent to such action;

(e) have no responsibility or liability for any diminution of value which may result from any investments or reinvestments made in accordance with any provision which may be contained herein;

(f) be entitled to compensation for its services hereunder in such amounts as may be agreed upon, from time to time, and reimbursement of its normal or necessary out-of-pocket expenses including, but not by way of limitation, the fees and costs of outside attorneys or agents which it may find necessary to engage in performance of its duties hereunder, all to be paid by the Company, and Escrow Agent shall have, and is hereby granted, a prior lien upon any property, cash, or assets held hereunder, with respect to its unpaid fees and non-reimbursed expenses, superior to the interests of any other persons or entities;

(g) be, and hereby is, indemnified and saved harmless by the Company from all losses, costs, and expenses which may be incurred by it as a result of its involvement in any litigation arising from performance of its duties hereunder, provided that such litigation shall not result from any action taken or omitted by Escrow Agent and for which it shall have been adjudged negligent, and such indemnification shall survive termination of this Escrow Agreement until extinguished by any applicable statute of limitations.

(7) (a) The Escrow Agent may resign as such following the giving of thirty days' prior written notice to the Company. Similarly, the Escrow Agent may be removed and replaced following the giving of thirty days' prior written notice to the Escrow Agent by the Company. In either event, the duties of the Escrow Agent shall terminate thirty days after the date of such notice (or as of such earlier date as maybe mutually agreeable), and the Escrow Agent shall then deliver the balance of the funds then in its possession hereunder to a successor Escrow Agent as shall be appointed by the Company as evidenced by a written notice filed with the Escrow Agent.

(b) If the Company shall have failed to appoint a successor prior to the expiration of thirty days following the date of the notice of resignation or removal, Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor Escrow Agent, or other appropriate relief, and any such resulting appointment shall be binding upon the parties hereto.

(c) Upon acknowledgement by any successor Escrow Agent of the receipt of the then remaining balance of the funds, Escrow Agent shall be fully released and relieved of all duties, responsibilities, and obligations under this Escrow Agreement.

(8) The entire agreement of the parties is contained herein; any change in terms or conditions herein may only be made in writing signed by all parties hereto. Escrow Agent shall not be charged with knowledge of any fact, including but not limited to performance or non-performance of any condition, unless it has actually received written notice thereof from one of the parties hereto or their authorized representative clearly referring to this Escrow Agreement. Escrow Agent shall send all notice to the parties by certified or registered mail, return receipt requested, addressed to the address shown below each such party's signature to this Agreement.

(9) This Escrow Agreement shall be deemed to have been made under and shall be governed by the laws of the State of Michigan in all respect, including matters of construction, validity and performance.

(10) Any request, direction, notice or other service required or permitted to be made or given by any party hereto shall be in writing and shall be deemed sufficiently given or served for all purposes if delivered in person or via certified mail return receipt requested to the parties hereto at the addresses set forth below or at such other address as any party shall specify, from time to time.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement of the day and year first above written.

WITNESSES:

A. Noskov

ALEXANDER G. NOSKOV

By: Delphine L. Agnor,
(COMPANY)
Delphine L. Agnor, President, ILC, Inc.

Angie Herzog

By:
(ESCROW AGENT)

Addendum to Escrow Agreement Form 0558
By and between Citizens Bank Wealth Management and ILC, Inc.

WITNESSETH

This Addendum constitutes a written change in terms or conditions that is signed by the parties, Citizens Bank Wealth Management (Escrow Agent) and ILC, Inc. (Company), as contemplated by Paragraph 8 of a certain Escrow Agreement, more particularly known as Michigan Department Form of Labor and Economic Growth Form 0558.

In consideration of the premises contained herein, the parties agree as follows:

I. The last sentence of Paragraph (3), Page 2, which reads, "The Escrow Agent's determination of any such proration of interest among Subscribers shall be binding and conclusive on all parties," shall be amended to read as follows:

Escrow Agent will not undertake the determination or payment of proration of interest among Subscribers. It shall be the sole responsibility of the Company to prorate interest among Subscribers and to pay investment earnings to the Subscribers whose funds were so invested pro rata. The Company's certified public accountant shall make a determination of any such proration of interest among Subscribers that shall be binding and conclusive on all parties.

The following additional language will be added to Paragraph (4):

The preparation of checks to each Subscriber and Forms 1099 attendant to the same shall be prepared by the Company and submitted to in the Escrow Agent for the Escrow Agent to sign in the event that Escrow Agent must remit Subscription proceeds and interest back to each Subscriber according to the terms of this paragraph.

II. The Following additional language will be added to the Agreement as subparagraph (h) of Paragraph 6):

Escrow Agent makes no representations whatsoever as to the compliance of the offering of shares with any applicable state or federal laws, regulations, or rulings. The Escrow Agent has not made, nor will it make, any representation regarding the Offering or the company. Further, the Escrow Agent shall not be responsible for any representations or warranties made by the company or any Broker Dealers or Selling Agents concerning the company.

IN WITNESS WHEREOF, the parties hereto have executed this Addendum on this 25th day of October 2004.

A. Noskov	Delphine L. Agnor
ALEXANDER G. NOSKOV	By: Delphine L. Agnor, (printed name) President, ILC, Inc.
	Angie Herzog
	By: ANGIE HERZOG (printed name) Citizens Bank Wealth Management

Barton
Malow

Barton Malow Company

26500 American Drive • Southfield, Michigan 48034 • p 248.436.5000 • f 248.436.5001

May 28, 2004

Ms. Delphine L. Agnor, President
ILC, Inc.
2936 Davison Ave.
Auburn Hills, MI 48326

Re: Professional Services Proposal
Health Spa

Dear Delphine:

Barton Malow is pleased to submit this proposal to provide conceptual design and cost modeling services in conjunction with your proposed health spa project. In selecting Barton Malow, ILC will be working with a full-service design and construction organization fully capable of rendering all necessary services while insuring that the confidentiality of your project remains completely intact. We trust our proposal accurately reflects our previous discussions and addresses your immediate needs. We consent to use of this proposal as part of a stock offering or other promotional needs.

Project Description

ILC, Inc. is seeking to develop and introduce a new and specialized spa environment within the Detroit marketplace. As an initial step in the development process, ILC would like to retain the services of Barton Malow to develop a prototype spa design and corresponding construction estimate that can be used for promotional purposes to prospective investors. Given that no specific sites have been identified, our goal will be to develop a prototype spa design that can be easily adapted to meet specific site criteria at a later date.

Basic Services

In completing our services, members of the Barton Malow team will work closely with ILC representatives to develop a conceptual prototype spa design and corresponding conceptual cost model in a timely manner. At this juncture, our focus will be to develop conceptual designs and technical criteria for architectural, structural, mechanical and electrical systems in sufficient detail to facilitate the development of a conceptual cost model. As a part of our "Basic Services" we will complete the following activities:

- Meeting with ILC representatives to document specific programmatic requirements.
- Develop conceptual floor plans and building elevations for ILC review.
- Develop a conceptual site plan based upon a series of zoning requirement assumptions.
- Meet with ILC representatives to review the conceptual building and site design.
- Develop preliminary architectural systems narrative / criteria for cost modeling purposes.
- Develop preliminary mechanical and electrical systems narrative / criteria for cost modeling purposes.
- Prepare a conceptual cost model.
- Prepare presentation quality floor plans and building elevations of the approved prototype spa design and site plan for ILC's promotional purposes.

Additional Work and Changes

For additional work, changes in scope, or revisions to previously completed / approved work, Barton Malow will provide a written proposal prior to the beginning of that work. Services of consultants, if necessary will be subject to a ten percent mark-up. Although the following are not included as a part of our Basic Services, Barton Malow is prepared to provide a wide array of additional services at your request.

- Specific site design and detailed building design or engineering for the prototype spa design can be provided as an additional service.
- Three dimensional models and renderings can be provided as an additional service.

Schedule

Upon your acceptance of this proposal, Barton Malow will work with ILC to establish a mutually agreeable schedule for this phase of the project.

Contract Format

This proposal is intended to form the basis of an agreement for this phase of the project. Should the project proceed, Barton Malow will perform subsequent phases of work under a modified DBIA contract.

Compensation

Barton Malow proposes to perform the designated Basic Services on an hourly basis, with a not-to-exceed fee of $24,000, plus reimbursement for all project related expenses such as mileage, postage, and printing.

Invoicing Procedures

Upon acceptance of this proposal, Barton Malow will immediately submit an invoice to the ILC in the amount of $10,000 as an "initial payment" that will be applied to our final invoice at the conclusion of the project.

Invoices for our services and reimbursable expenses will be submitted monthly. Payments against our invoices will be expected within thirty (30) days from the receipt of our invoice.

Termination Of Agreement

In the event that the project is delayed, abandoned or the agreement terminated, Barton Malow will be reimbursed for all services performed and costs incurred up to the termination date.

Barton Malow possesses the experience and qualifications to produce a successful project and is poised to do so. We are enthusiastic about the prospect of working with ILC and we appreciate the opportunity to be of service. Please contact us if you have any questions regarding our proposal or wish to discuss any aspect of the project.

Sincerely,

Barton Malow

Douglas Maibach, P.E.
Vice President

Copy: D. Brooke Smith, AIA - Barton Malow Design
File 1.2

Acceptance

Two original copies of this proposal have been provided. If this proposal meets your approval, please indicate your authorization to proceed by signing both documents and return one (1) copy to Barton Malow Company. Should this proposal not be accepted within a 60-day period from the date of the proposal, Barton Malow Company reserves the right to review and update this proposal after that time.

ACCEPTED BY ____________________
(Signature)

NAME: Delphine L. Agnor

TITLE: President, I.L.C., INC

DATE: 5/28/04

CONSENT AND CERTIFICATION OF SELLING AGENT

1. The undersigned hereby consents to being named as selling agent in an offering statement filed with the Securities and Exchange Commission by I.L.C., Inc. pursuant to Regulation A in connection with a proposed offering of Series A Preferred Stock to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. Although Preliminary Offering Circulars are not anticipated at this time, in the event that Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

Delphine L. Agnor, SELLING AGENT
(Selling Agent)

By: Delphine L. Agnor

2936 Davison Avenue

Auburn Hills, MI 48326

(248) 310-6712

Date 10/12/04

OPINION OF LEGALITY

It is the opinion of counsel that the securities covered by the Offering Statement, will when sold, be legally issued, fully paid and non-assessable.

Delphine L. Agnor, JD (1992)
2936 Davison Ave.
Auburn Hills, MI 48326

NUMBER 0

SHARES

INCORPORATED UNDER THE LAWS OF THE STATE OF MICHIGAN

I.L.C., Inc.

TOTAL AUTHORIZED ISSUE 60,000 SHARES

See Reverse for Certain Definitions

30,000 SHARES PAR VALUE $100.00 EACH
SERIES A 8% CONVERTIBLE PREFERRED STOCK

30,000 SHARES PAR VALUE $100.00 EACH
COMMON STOCK

SPECIMEN

This is to Certify that ______________________ is the owner of

FULLY PAID AND NON-ASSESSABLE SHARES OF SERIES A 8% CONVERTIBLE PREFERRED STOCK OF
I.L.C., Inc.

transferable on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

Witness, *the seal of the Corporation and the signatures of its duly authorized officers.*

Dated

PRESIDENT

VICE PRESIDENT

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	- as tenants in common	UNIF TRANSFERS MIN ACT-................Custodian .... (Cust) (Minor)
TEN ENT	- as tenants by the entireties	under Uniform Transfers to Minors Act.. (State)
JT TEN	- as joint tenants with right of survivorship and not as tenants in common	

Additional abbreviations may also be used though not in the above list

For value received ________ *hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE)

________________________________ *Shares*

represented by the within Certificate, and do hereby irrevocably constitute and appoint

________________________________ *Attorney*

to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

Dated ________________ ________

In presence of

____

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission.

Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which said offer, solicitation or sale would be unlawful prior to resignation or qualification under the laws of any such state.

PRELIMINARY OFFERING CIRCULAR

ILC, Inc. a Michigan Corporation
Date of Issuance: October 25, 2004

Bona fide Estimate of Range of the Maximum Offering Price and Maximum Number of Shares Sold: $1,000,000 to $3,000,000 (10,000 to 30,000 shares, $100 Par Value)

I.L.C., Inc.
(Exact name of Company as set forth in Charter)

Type of securities offered: **8% Cumulative Convertible Partially Participating $100 Par Preferred Stock**

Maximum number of securities offered: **30,000 Shares**

Minimum number of securities offered: **10,000 Shares**

Price per security: **$100**

Total proceeds: If maximum sold: **$3,000,000** If minimum sold: **$1,000,000**

(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? If yes, what percent is commission of price to public? **N/A**

Is there other compensation to selling agent(s)? **N/A**	[ ] Yes [**X**] No
Is there a finder's fee or similar payment to any person?	[ ] Yes [**X**] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained?	[**X**] Yes [ ] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?	[ ] Yes [**X**] No (See Question No. 25)
Is transfer of the securities restricted?	[ ] Yes [**X**] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS

OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[**X**] Has never conducted operations.
[ ] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states: **Application for Qualification by Registration is pending in the State of Michigan.**

State	State File No.	Effective Date
MI		

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 176 pages.

THE COMPANY

1. Exact corporate name: **I.L.C., Inc.**

   State and date of incorporation: **MI, 04/29/04**

   Street address of principal office: **2936 Davison Ave., Auburn Hills, MI 48326**

   Company Telephone Number: **(248) 310-6712**

   Fiscal year: **12/31**
   (month) (day)

   Person(s) to contact at Company with respect to offering:

   Delphine L. Agnor

   Telephone Number (if different from above): (____)__________________________

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

   (1) **Fixed Asset Cost and Liquidity: Financing is estimated based on current market values to purchase land ($0.8 million), build a facility ($3.238 million), and equip the facility ($0.4206 million). Actual costs may exceed these budgeted figures for fixed assets and delay opening of the business.**

   (2) **Ability to Obtain Financing in Addition to this Offering: Although the maximum proceeds of this offering is $3 million, $5million is the total capital funding required. Assuming maximum proceeds of $3 million, banks will finance the balance of $2 million. Assuming minimum proceeds of $1 million, the Company will need to attract angel investors for an additional $1 million before approaching banks for balance of $3 million. By the time the Company obtains proceeds from this offering, the general economic climate may take a downturn which would make angel investing difficult to attract, and which may cause interest rates for bank financing to be higher than the**

current rates estimated in the Company's pro forma financial statements.

(3). Cash Flow Contribution: Of the total $5 million capital funding, $0.541 million will provide cash flow that will not be used to acquire fixed assets. Although investors could engage in a fixed asset sale to recoup residual value if the business fails, cash investment of $0.541 million will not be recouped, except as secured by the ILC patent.

(4) Delays in opening the Company's club operation as caused by state and local licensing. Such delays may include but are not limited to building code ordinances, state and local health department regulations, and obtaining appropriate Michigan Liquor Control Commission approval.

(5) Absence of substantiation for medical benefits of ILC patented sauna that will be utilized in ILC club. Although clinical trials have been published in dozens of U.S. medical journals demonstrating the benefits of infrared therapy, and clinical trials have been conducted in Russia using similar technology but different construction, no tests have been conducted to date in the United States on the ILC patent. Because people are always seeking new ways to relax and socialize, successfulness of the Company's club is not dependent upon demonstrated health benefits of the ILC patented sauna rooms. However, demonstrated health benefits of the ILC patented rooms would assist in ensuring long term positive cash flow for the Company.

(6) Dependence of the Company's sale of patent technology on establishing a market for the same. No current buyers of the ILC patent technology exist, although based on similar foreign clinical trials, the company anticipates that our "soft" infra red thermal process will be used in the medical profession to combat many serious medical conditions including cardiovascular disease, kidney disease, blood circulatory problems, muscular and joint pain, pathogens and viral infections, weight balance and metabolism, cellulites, skin tone, nervousness and stress. Although successfulness of the health club is not dependent upon establishing a market for the sale of the ILC patented technology, the establishment of a market for the same would assist in ensuring long term positive cash flow for the Company.

(7) Dependence of the Company's club operation on club members embracing the classic Russian sauna tradition that combines sauna with food and drink, relaxation pool, massage, and a comfortable meeting place. Although all major cities in the United States, including Los Angeles, Denver, Chicago, Boston, Miami, and New York currently enjoy sauna clubs in the Russian sauna tradition, the company's target club location of West Bloomfield in Oakland County, Michigan, has never been home to such a club. Population in the target area approximates 34,000 Russian-speaking people out of the total 1.4 million people in Oakland County. The company assumes that the supporting

niche approximates one-third of this local Russian population, or 11,000 persons. Pro-forma figures assume market penetration of average club membership from 720 people in the first year to 1,680 people in the fourth year, with breakeven figures of 942 to 1375 persons during those years, representing 3% to 4% of the local Russian population. The facility which the Company plans to build is 7,181.25 GSF, with maximum accommodation of 2,000 members. The Company may seek to open additional health club facilities in the future to accommodate greater market penetration, as demand is expected to follow other major cities in reaching beyond the Russian community. The only local facility sharing the Company's embracing of the classic Russian sauna tradition is the Schvitz Health Club, formerly Oakland Avenue Bath House - 8295 Oakland Avenue, Detroit, MI, which has been open since 1930.

(8) **Absence of operating history of the company.**

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions where details of the risks are described.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

The Company's Strategy –Mission and Goals

- **To construct the patent pending ILC rooms in a health club to provide a healthy approach to the influence of temperature upon the body.**
- **To generate current profit in the health club.**
- **To popularize ILC technology so that there will be demand for ILC technology from hospitals, medical offices, nursing care facilities, sports rehabilitation and fitness centers, hotels, and noncommercial users to open additional ILC facilities.**

The ILC health club will operate in the classic Russian "banya" tradition, which combines food and drink, a comfortable meeting place, relaxation pool, and sauna thermal procedures.

People are always looking for a "new" twist on old tradition. Imagine coupling health benefits without physical exertion and the added comforts of a relaxing meeting place where you can sit in lounge clothes sipping drinks poolside and meeting with business clients or relaxing with a spouse – that is the embodiment of ILC in a health club.

The patent pending Invigorate Life Complex (ILC) room improves upon the thermal procedures that a person gets in a traditional sauna. ILC uniquely produces "soft" infrared waves resonant with the human body. Because ILC radiant wavelengths are longer than that of visible light, they act to safely increase warming and improve health without causing chemical or biological change.

ILC infrared waves increase body temperature and have therapeutic effects upon the body while providing more comfortable conditions and eliminating harmful side effects found in traditional saunas. The ILC room is different from other saunas because the soft infrared radiant waves of the ILC room heat the body. Regular saunas use heat from the air in the sauna room to heat the body. The user of an ILC room will appreciate ambient temperature in the ILC room of approximately 95 degrees Fahrenheit rather than the 120 plus degrees in a traditional sauna. The ILC

room user will similarly appreciate the ILC room oxygen content and moisture content which are normalized to the regular air we breathe, in contrast to high humidity and the burning out of oxygen in traditional saunas.

The ILC room can expand the customer base of traditional sauna applications because it is healthier and safer for all people to use. ILC employs lower temperatures and more comfortable conditions than other methods, minimizing shock to the body and overcoming the shortcomings of traditional sauna applications. People can stay in the ILC room longer and reap greater health benefits.

Although the ILC patent is new technology in the United States, there are three different facilities that use the same infrared technology in Moscow, Russia, where the technology is termed, "Banya Maslova." Practical experience with this technology in Russia has demonstrated health benefits to users and 20% savings in cost of usage over traditional saunas for facility operators, which over time compensates for the higher initial construction cost. The Company's ILC patent improves upon and is superior to"Banya Maslova" because the design, composition, form, and dimensions of the surfaces in the ILC room take into account the theory of distribution, diffraction and interference of "soft" infrared waves in a closed premises and uses only natural materials.

Investors unfamiliar with Banya Maslova infrared sauna technology may find a discussion at http://www.aelimp.ru/. An example of one of the three Moscow locations operating saunas under the Banya Maslova technology can be found at www.daiparku.ru.

Investors who wish to see examples of the classic Russian sauna tradition in the United States may find the following sites useful:

1. .http://www.lacityspa.com/saunas (est. 1955) Pico-Burnside Baths, Los Angeles, CA
2. .http://members.aol.com?OABH1930/oabh9.html (est. 1930) Detroit's Schvitz Health Club (formerly named Oakland County Bath House), Detroit, MI
3. .http://www.russianturkishbaths.com/enter.html (est. 1892) New York City's Tenth Street Baths, NY NY
4. .http://www.izbaspa.com/services.htm Denver, CO
5. (est. 1916) Chicago's Division Street Russian Baths (Wicker Park/Bucktown), Chicago, IL (no website available)
6. http://www.dillonsbaths.com/ (est. 1885) Russian Steam Bath in Boston (Chelsea), MA

7. http://www.florida.com/russianandturkishbath/ (est. 1892) at the Castle Hotel on Collins Ave. in Miami, FL

Some examples in Russia include the following:

8. .http://banya.ruhost.ru/terma.htm **Russia**
9. .http://www.sauna.ru/index_en.html **Russian in English translation**
10. .http://banya.ruhost.ru/turist **Russia**
11. http://www.sanduny.ru/rooms-sections_e.htm **Russia**
12. http://saun.ru/ **Russia**
13. http://www.termocomplex.ru/russia.htm **Russia**
14. www.daiparku.ru **Russia**

For a history of multi-cultural uses of the sauna, investors may wish to visit: http://www.cyberbohemia.com/Pages/sweat.htm

The ILC club concept should be a successful proposition in any community. All major cities in the United States, including Los Angeles, Denver, Chicago, Boston, Miami, and New York currently enjoy sauna clubs in the Russian sauna tradition. The Company's target club location is West Bloomfield in Oakland County, Michigan, the 5th largest high income area in the country which is currently not home to such a club. Population in the target area approximates 34,000 Russian-speaking people out of the total 1.4 million people in Oakland County. The company assumes that the supporting niche approximates one-third of this local Russian population, or 11,000 persons. Pro-forma figures assume market penetration of average club membership from 720 people in the first year to 1,680 people in the fourth year, with breakeven figures of 942 to 1375 persons during those years, representing 3% to 4% of the local Russian population. The facility which the Company plans to build is 7,181.25 GSF, with maximum accommodation of 2,000 members. The Company may seek to open additional health club facilities in the future to accommodate greater market penetration, as demand is expected to follow other major cities in reaching beyond the Russian community. The only local facility sharing the Company's embracing of the classic Russian sauna tradition is the Schvitz Health Club, formerly Oakland Avenue Bath House - 8295 Oakland Avenue, Detroit, MI, which has been open since 1930.

To enhance the future ability to market ILC technology and ensure long term positive cash flow for the health club, we plan to enter into an agreement with medical personnel to use the ILC club facilities. They will perform a clinical trial to test the benefits of ILC technology. (They will not use the Company's club members for these tests, which will be performed during hours when the club is closed.) Based

on similar test results of the health benefits of infrared therapy acknowledged in dozens of medical journals in the United States, and clinical tests already conducted in Russia using the Banya Maslova sauna technology, we anticipate the ILC thermal process as a means of fighting many serious medical conditions: Cardiovascular activity; Kidney disease; Blood circulation; Muscular and joint pain; Resistance to pathogens and viral infections; Weight balance and metabolism (one ILC session burns 600-2400 kcals, which means it is possible to lose 1 kg (2.2 lbs) of weight per session); Cellulitis; Skin tone; Nervousness and Stress.

Investors who would like a layman's overview of infrared therapeutic effects may wish to visit: http://www.johnsdental.com/articles/infrared/overview.htm.

References of U.S. medical journals citing the benefits of infrared therapy include:

1. Masuda A, Miyata M, Kihara T, Minagoes S, Tei, C.

Repeated sauna therapy reduces urinary 8-epi-prostaglandin F (2 alpha).
Jpn Heart J. 2004 Mar; 45 (2): 297-303.
PMID: 15090706 [PubMed-indexed for MEDLINE]
Repeated use of 60 degrees C far infrared dry sauna therapy may protect against oxidative stress which leads to prevention of atherosclerosis.

2. Imamura M, Biro S, Kihara T, Yoshifuku S, Takasaki K, Otsuji Y, Minagoe S, Toyama Y, Tei C.

Repeated thermal therapy improves impaired vascular endothelial function in patients with coronary risk factors.
J Am Coll Cardiol. 2001 Oct; 38 (4): 1083-8.
PMID: 11583886 [PubMed-indexed for MEDLINE]
Repeated use of 60 degree C far infrared dry sauna therapy may help patients with coronary risk factors such as hypercholesterolemia, hypertension, diabetes mellitus, and smoking.

3. Gutuerrez E, Vazquez R.

Heat in the treatment of patients with anorexia nervosa.
Eat Weight Disord. 2001 Mar; 6 (1): 49-52.
PMID: 11300546 [PubMed-indexed for MEDLINE]

4. Tei C, Horikiri Y, Park JC, Jeong JW, Chang KS, Tanaka N, Toyama Y.

Effects of hot water bath or sauna on patients with congestive heart failure; acute hemodynamic improvement by thermal vasodilatation.
J Cardiol. 1994 May - Jun; 24 (3): 175-83. Japanese.
PMID: 8207631 [PubMed-indexed for MEDLINE]

5. Kormano M, Kahanpaa K, Tahti E.
Thermo graphic recording of the reaction of normal and varicocele scrotum to increased temperature.
Andrologie. 1973; 5 (3): 201-5. No abstract available.
PMID: 4765050 [PubMed-indexed for MEDLINE]

6. Kaderavek F.
Processes of thermoregulation during infrared irradiation.
Rev Czech Med. 1969; 15 (1): 1-9. No abstract available.
PMID: 5772283 [PubMed-indexed for MEDLINE]

7. Prendergast JJ, Scarborough P, Burke TJ.
Monochromatic infrared energy. New hope for painful, numb feet?
Diabetes Self Manag. 2004 Mar-Apr; 21 (2): 52, 54-6. No abstract available.
PMID: 15199877 [PubMed-indexed for MEDLINE]

8. Nakase M, Okumura K, Tamura T, Kamei T, Kada K, Nakamura S, Inui M, Tagawa T.
Effects of near-infrared irradiation to stellate ganglion in glossodynia.
Oral Dis. 2004 Jul; 10 (4): 217-20.
PMID: 15196143 [PubMed-indexed for MEDLINE]

9. Ah-Weng A, Natarajan S, Velangi S, Langtry JA.
Venous lakes of the vermillion lip treated by infrared coagulation.
Br J Oral Maxillofac Surg. 2004 Jun; 42 (3): 251-3.
PMID: 15121273 [PubMed-indexed for MEDLINE]

10. Burke TJ.
5 Questions--and answers--about MIRE treatment.
Adv Skin Wound Care. 2003 Dec; 16(7): 369-71. Review. No abstract available.
PMID: 14688646 [PubMed-indexed for MEDLINE]

11. Schieke SM, Schroeder P, Krutmann J.
Cutaneous effects of infrared radiation: from clinical observations to molecular response mechanisms.
Photodermatol Photoimmunol Photomed. 2003 Oct; 19 (5): 228-34. Review.
PMID: 14535893 [PubMed-indexed for MEDLINE]
Infrared radiation is capable of interfering with cellular function and provides a molecular basis for biological effects of IR on human skin.

12. Tseng WW, Saxton RE, Deganutti A, Liu CD.
Infrared laser activation of indocyanine green inhibits growth in human pancreatic cancer.
Pancreas. 2003 Oct; 27 (3): e42-5.
Infrared laser therapy is used to inhibit growth in pancreatic cancer tumors.

13. Whelan HT, Connelly JF, Hodgson BD, Barbeau L, Post AC, Bullard G, Buchmann EV, Kane M, Whelan NT, Warwick A, Margolis D.
NASA light-emitting diodes for the prevention of oral mucositis in pediatric bone marrow transplant patients.
J Clin Laser Med Surg. 2002 Dec; 20 (6): 319-24.
PMID: 12513918 [PubMed-indexed for MEDLINE]
Use of near infrared laser therapy to treat pain in pediatric cancer patients with transplants in the mouth.

14. Goto E, Monden Y, Takano Y, Mori A, Shimmura S, Shimazaki J, Tsubota K.
Treatment of non-inflamed obstructive meibomian gland dysfunction by an infrared warm compression device.
Br J Opthalmol. 2002 Dec; 86 (12): 1403-7.
PMID: 12446375 [PubMed-indexed for MEDLINE]

15. Demura S, Yamaji S, Ikemoto Y.
Effect of linear polarized near-infrared light irradiation on flexibility of shoulder and ankle joints.
J Sports Med Phys Fitness. 2002 Dec; 42 (4): 438-45.
PMID: 12391438 [PubMed-indexed for MEDLINE]
Linear polarized near infrared therapy used to improve range of joint motion.

16. d'Avila A, Splinter R, Svenson RH, Scanavacca M, Pruitt E, Kasell J, Sosa E.
New perspectives on catheter-based ablation of ventricular tachycardia complicating Chagas' disease: experimental evidence of the efficacy of near infrared lasers for catheter ablation of Chagas' VT.
J Interv Card Electrophysiol. 2002 Aug; 7 (1): 23-38. Review.
PMID: 12391418 [PubMed-indexed for MEDLINE]
Use of near infrared lasers for catheter ablation in advanced heart failure.

17. Whelan HT, Smits RL Jr, Buchman EV, Whelan NT, Turner SG, Margolis DA, Cevenini V, Stinson H, Ignatius R, Martin T, Cwiklinski J, Philippi AF, Graf WR, Hodgson B, Gould L, Kane M, Chen G, Caviness J.

Effect of NASA light-emitting diode irradiation on wound healing.
J Clin Laser Med Surg. 2001 Dec; 19(6): 305-14. Review.
PMID: 11776448 [PubMed-indexed for MEDLINE]
Use of near infrared light therapy on wound healing via light emitting diodes developed for NASA Marshall Space Flight Center for plant growth experiment.

18. Glasgow PD, Hill ID, McKevitt AM, Lowe AS, Baxter D.
Low intensity monochromatic infrared therapy: a preliminary study of the effects of a novel treatment unit upon experimental muscle soreness.
Lasers Surg Med. 2001; 28 (1): 33-9.
PMID: 11430440 [PubMed-indexed for MEDLINE]

19. Yokoyama K, Sugiyama K.
Temporomandibular joint pain analgesia by linearly polarized near-infrared irradiation.
Clin J Pain. 2001 Mar; 17 (1): 47-51.
PMID: 11289088 [PubMed-indexed for MEDLINE]

20. Basford, Jeffrey R.
Low Energy Laser Therapy: Controversies & Research Findings, Mayo Clinic.
Lasers Surg Med. 1989;(9): 1-5.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Present stage of development is patent pending status for the ILC room. Although development is complete, and the same technology is working in Russia, a prototype of the ILC room is not in existence in the United States. Construction of the ILC room is planned in the retail health club the Company wishes to build. Construction cost is estimated at $45,000 per room. The Company does not anticipate dependence upon any suppliers and does not have any existing supply contracts.

Management's main business objective will be to popularize ILC technology and grow the Company's club concept. Steps to achieve this objective include reaching

target customers and achieving high levels of customer satisfaction. Management must remain sensitive to the fact that non-Russian consumers may have limited knowledge of the ILC health club concept, but that market potential is large because consumers are always seeking new ways to be healthy, relax and socialize. Consumers will not have to make extensive habit changes or spend a lot of time or physical exertion in order to obtain the health benefits of ILC. The Company nis confident that attrition rates will be low provided that consumers are satisfied with the helpfulness of the staff, comparable dollar value of service fees to other local health clubs, and the maintenance of the facilities. Customer suggestion / comment cards will be encouraged.

Management's second business objective is to keep a positive cash flow and provide a good return on investment. Steps to achieve this objective include biweekly financial monitoring and budgeted expense evaluation. Although major adjustments should only be undertaken after careful evaluation that the new strategy will yield more benefits than the original plan, careful cash flow monitoring will lessen start up losses and help control the Company's performance.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

The market area for the Company's retail operation is the health and recreation industry.

<u>Health Business in Increasing Demand</u>: The ILC health club will be a welcome addition to the growing U.S. health and wellness industry. The U.S. health and fitness club industry, which represents a relatively small part of the larger health and wellness industry, grew from $7.8 billion to $14.1 billion from 1995 to 2003, according to International Health, Racquet and Sportsclub Association, or IHRSA.

International Health, Racquet and Sportsclub Association, IHRSA, director of research Bill Howland, states that high numbers of memberships are usually found in metropolitan areas with a dense population of white-collar workers, because "Health club membership follows education and income levels."

Although the club concept can be taken anywhere (there is a club sharing the Company's Russian sauna tradition in every major city from LA, to NY), the Company plans to locate in the geographic area of West Bloomfield/Farmington, MI.

the 5th largest high median income area in the country.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Competition is expected to be by service.

A. Competitors in the therapeutic services market are traditional medical approaches. To enhance the future ability to market ILC technology and ensure long term positive cash flow for the health club, the Company plans to enter into an agreement with medical personnel to use the ILC club facilities. They will perform a clinical trial to test the benefits of ILC technology. (They will <u>not</u> use the Company's club members for these tests, which will be performed during hours when the club is closed.) Based on similar test results of the health benefits of infrared therapy acknowledged in dozens of medical journals in the United States, and clinical tests already conducted in Russia using the Banya Maslova sauna technology, we anticipate the ILC thermal process as a means of fighting many serious medical conditions: Cardiovascular activity; Kidney disease; Blood circulation; Muscular and joint pain; Resistance to pathogens and viral infections; Weight balance and metabolism (one ILC session burns 600-2400 kcals, which means it is possible to lose 1 kg (2.2 lbs) of weight per session); Cellulitis; Skin tone; Nervousness and Stress.

B. Local competitors in the retail health club market are facilities which offer sauna usage but not in the sauna tradition are health clubs like LifeTime Fitness, the Oakland Athletic Club in Birmingham, MI, The Sports Club of West Bloomfield, MI, Fitness Together in West Bloomfield and Bloomfield Hills, MI and Peter Neilson's Health Clubs in West Bloomfield and Southfield, MI. Competition from Beauty and Day Spas such as the Tamara Spa in Farmington Hills, MI and Visage Spa in Bloomfield Hills, MI also offer massage and traditional sauna applications. These competitors are large and financially sound.

ILC's ability to effectively compete is predicated upon both A) the unique

combination of services ILC offers in the classic Russian sauna tradition and, B) the unique technology ILC offers. ILC technology employs the health benefits of infrared technology currently not used in either conventional sauna settings such as Lifetime Fitness or even in the saunas based on Russian tradition such as Schvitz Health Club. Neither physical exercise nor sales of special product lines will take place in the ILC health club. ILC patent pending rooms are designed to be safer and more comfortable than traditional sauna applications. Some ILC club members will want to use ILC for relaxation, while others will want to use ILC for health benefits. Club members may still want to use exercise equipment and other services in traditional health clubs and day spa competitors, but they will prefer the more comfortable ILC setting over traditional saunas.

Although the Company's lounge will be open to the general public for food and drink per Michigan Liquor Control Commission regulations, the Company's pro forma does not consider direct competition with any local restaurants. The Company assumes $50/month use by sauna club members who will be dining weekly as part of the club experience at an average of $12.50/member. Monthly membership to use the ILC sauna rooms and pool is $95/month, which is comparable to local membership fees in health clubs.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The Company plans to market ILC use as a club rather than allowing the general public to attend. Membership cards will accumulate a transaction record for each patron so that employees can maximize the known preferences for each member.

recommend appropriate services, and control the member's conduct in using the facilities. 960 customers paying monthly club dues of $95/month to yield over $1 million in revenues. If the same 960 customers spend only $50/month in the lounge, it will yield another $0.5 million in revenue. Menu prices will average $12.50/meal with target food cost of 38%, and alcohol cost of 28% (liquor)-45 or 50% (beer, wine respectively).

The Company will offer reduced initiation fees to the first 200 members and give fee tours to encourage people to try the facility until the Company reaches target pro forma membership. In addition to Yellow Page listing and Internet search engine optimization, advertising will be in local newspapers and on local radio stations.

To target the initial customer case, brochures will be placed in local Russian stores. Initial marketing strategy is to target Russian-speaking people because they will be familiar with the Company's classic Russian "banya" tradition, which combines food and drink, a comfortable meeting place, relaxation pool, and sauna thermal procedures. Russians will bring their non-Russian business associates and friends to the club and help popularize ILC. As non-Russian people learn of ILC and try it, they too will become members and increase demand for the ILC club, technology and benefits.

To achieve rapid penetration of the market management plans to combine a reasonable membership price with heavy promotion in an attempt to obtain and maintain a large market share. Considering that ILC usage is recommended weekly, management plans a membership price of $95/month, which amounts to $21.92/week, or $15/hour. Management intends that ILC membership be priced at $95/month, a cost commensurate with other social clubs but with the added value of unique health benefits from infrared thermal procedures in the sauna. The combination of services the Company will offer, including amenities such as relaxation pool, massage equipment, and full service lounge and bar, is in line with the classic Russian sauna tradition, but will be unique to our market area.

Pre-opening advertising will occur concurrent with the final three months of renovation / construction. Cost is budgeted at $12,200. In addition to the pre-opening advertising, $25,170 is budgeted for first year advertising.

To date, the Company has not initiated market studies. The usefulness of such studies may be narrow in scope considering that the facility the Company has priced to build is 7,181.25 GSF, which can accommodate weekly usage by only 2,000 members. Population in the target area approximates 34,000 Russian-speaking people out of the total 1.4 million people in Oakland County, MI. The company assumes that the supporting niche approximates one-third of this local Russian

population, or 11,000 persons. Pro-forma figures assume market penetration of average club membership from 720 people in the first year to 1,680 people in the fourth year, with breakeven figures of 942 to 1375 persons during those years, representing 3% to 4% of the local Russian population.

All major cities in the United States, including Los Angeles, Denver, Chicago, Boston, Miami, and New York currently enjoy sauna clubs in the Russian sauna tradition. The Company's target club location is West Bloomfield in Oakland County, Michigan, the 5th largest high income area in the country which is currently not home to such a club. The Company may seek to open additional health club facilities in the future to accommodate greater market penetration, as demand is expected to follow other major cities in reaching beyond the Russian community.

As the Company has not commenced operations, there are no current customers or existing orders or sales.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of **10/12/04** $**0**
(a recent date)

As of of **10/12/03** $**0**
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain. **Sales are not anticipated to be seasonal or cyclical. There are and have been no orders as the Company has not yet become operational**

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

No present employees.
Nine employees over the next twelve months as follows:

- **ILC Cleaning: Cleaning floors, lavatories, glass surfaces, locker rooms and laundry: one employee.**
- **ILC Massage & Pool: Perform personal massage, control ILC usage, control massage machine and tanning machine usage, clean ILC rooms and machinery, serve patrons in poolside lounge area as needed, bring towels and robes to patrons as needed: one employee.**
- **ILC Pool Attendant/Guard: Life Guard and control patrons in pool area: one employee.**
- **ILC Secretary/Desk Attendant: Greet patrons. accept and plan reservations, answer telephone, issue and control membership cards, issue lockers, notify other personnel of patrons' needs, swipe the membership card for all transactions, clean desk area: one employee.**
- **ILC General Manager/Officer: Plan, supervise and control ILC technology, operations, and club employees, meet with club members as needed to facilitate optimal club use and ensure customer satisfaction and loyalty: one employee.**
- **Lounge Wait Staff: Accept food and beverage orders and serve restaurant patrons, deliver food and beverage to poolside lounge as needed: two employees.**
- **Lounge Dishwasher/Prep: Wash kitchen equipment and dishes; assist chef as directed: one employee.**
- **Lounge Executive Chef: Cook, assist in menu planning and pricing, perform inventory and food ordering, manage and direct kitchen personnel and wait staff. Certification as a food manager is required: one employee.**
-

Company is not unionized and does not anticipate union activity.

Health insurance will be provided for employees.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

At present the Company does not own or lease any real estate, plant,or equipment. Legal rights to the Patent remain in the joint names of Founders / Officers / Directors Delphine L. Agnor and Alexander G. Noskov.

The Company intends to purchase assets as follows:

Item	**Cost**
Land Acquisition	**$ 800,000**
Construction	**$3,238,000**
Equipment and Furniture	**$ 420,600**
Total	**$4,458,600**

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Officers Delphine L. Agnor and Alexander G. Noskov are joint Patent Holders of the patent pending Invigorate Life Complex (ILC) room. They have entered into NonCompete Agreements stating:

- **(a) For a period of ten (10) years, Patent Holder will not, jointly or severally, disclose the confidential information to anyone other than employees and consultants of the Company who have a need to know the information in connection with their employment or consulting duties;**
- **(b) Patent Holder will not compete with the Company or use confidential information of the Company if the Patent Holder leaves the Company before said ten (10) years have elapsed; and**
- **(c) Patent Holder will use reasonable efforts to prevent making commercial use of any part of the confidential information, or ILC patent technology, other than for the sole benefit of the Company for ten (10) years.**

Patent Holders' duties under this Agreement extend for a period of ten (10) years

and shall survive if Patent Holder(s) leave(s) the Company before said ten (10) years have elapsed. Patent Holder(s) acknowledge that a remedy at law for any breach or threatened breach by Patent Holder of the provisions of these sections would be inadequate, and that such a breach would cause irreparable harm to the Company. Patent Holder agrees that the Company shall be entitled to injunctive relief in case of any such breach or threatened breach.

The Company has not expended any funds to date. Founders / Officers / Directors Delphine L. Agnor and Alexander G. Noskov have expended their own personal funds for all research and development expenses. It is not anticipated that the Company will finance any research and development costs during the coming year. In the event that Company funds

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The local health department regulates sanitary conditions of all locker rooms, pools, sauna rooms, and eating and drinking places.

Although the Company will not perform clinical trials, independent medical personnel for such trials will use the health club facility, and the facility may therefore need to meet specifications set forth by federal and state governmental agencies.

At the present time, the Company has not acquired any licenses or permits required by regulatory agencies. The Company will need to appear before the local planning commission, building engineers, and liquor control commission. Estimated time to complete planning commission and engineering requirements to start construction is 3 months. Liquor Control Commission process will take approximately 6 months and can run concurrent with the planning commission and building process. Total fees are estimated at $30,000 to be financed by investors.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain. **None**.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

April 29, 2004: ILC, Inc. is formed.

May 4, 2004: Assumed Name of Invigorate Life Club is certified.

May 12, 2004: Employer Identification Number is issued.

June 23, 2004: US Service Mark applications have been filed for ILC, Invigorate Life Complex, Invigorate Life Club, and ILC Logo.

July 14, 2004: Architectural drawings and cost modeling are completed by Barton Malow Design.

August 1, 2004: Patent search completed.

September 21, 2004: Provisional Patent Application submitted.

At present time the Company has not commenced operations. The Company does not anticipate any mergers, acquisitions, spin offs, or recapitalization.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
	Although the maximum proceeds of this offering is $3 million, $5million is the total capital funding required.	
(1) **Financing**	**Assuming maximum proceeds of $3 million, banks will finance the balance of $2 million.** **Assuming minimum proceeds of $1 million, the Company will need to attract angel investors for an additional $1 million before approaching banks for balance of $3 million.**	**Obtaining angel investor financing will run concurrently with the offering. Bank financing is approximated at four months.**
(2) **Land acquisition**	**Management has identified four suitable potential sites in the West Bloomfield/Farmington area. Upon obtaining minimum offering proceeds, steps management will take are 1) offering a purchase agreement to the seller of the most suitable site, 2) obtaining local governmental planning commission, building engineering, and zoning approval, and 3) obtaining an environmental audit for the property**	**Land acquisition is estimated to be completed within two months of obtaining minimum offering proceeds. Estimated cost of land acquisition is $0.8 million. Estimated time to complete planning commission, engineering and zoning requirements is 3 months, at a cost of an estimated at $30,000.**
(3) **Renovation / construction**	**Steps necessary to achieve this objective are 1) obtaining sufficient capital proceeds to meet construction in progress billings, 2) site meeting with Barton Malow**	**Renovation completion time is estimated at 6 months. Completion time for construction is estimated to be 12 months**

		Construction to determine extent of renovation and / or finalize construction plans, and 3) obtaining requisite governmental building licenses.	if an existing building cannot be renovated. Renovation cost is estimated $1.62 million, which is half of construction cost of $3.238 million.
(4)	Acquisition of fixed asset equipment and furnishings	Steps necessary to achieve this objective are follow up contacts with potential vendors.	Fixed asset acquisition will run concurrent with the final four months of renovation / construction. Estimated cost is $0.4206 million, however equipment cost may enjoy a fifty percent reduction if the renovated building already includes kitchen equipment.
(5)	Hiring and training personnel for club operations.	Steps necessary to achieve this objective include targeting potential employees, interviewing and checking references for the same, and scheduling hands on training / walk through club operations.	Hiring potential employees will run concurrent with the final three months of renovation / construction. On the job training will occur for two weeks prior to opening for business upon completion of construction. Costs are estimated at $25,000.
(6)	Pre-opening advertising.	Steps necessary to achieve this objective include Yellow Page listing, Internet search engine optimization, advertising in local newspapers and on local radio	Pre-opening advertising will occur concurrent with the final three months of renovation / construction. Cost is budgeted at

stations, and placed brochures in local Russian stores.	**$12,200.**

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

The first anticipated consequence of the Company's failure to timely complete these steps is a delay in opening, which will prolong the time before investors realize a dividend.

The second anticipated consequence of the Company's failure to timely complete these steps are possible costs overruns. Examples of these cost overruns include but are not limited to inflation and market escalation that may account for labor rate increases and material price inflation, and winterization costs.

The Company has protected investors from the first anticipated consequence by issuing cumulative preferred stock. Preferred stockholders will not receive the stated $8/share dividend until the company begins operations, but dividends not paid in any operational year must be made up in a later year before any profits can be distributed to common shareholders.

The Company cannot protect investors from possible cost overruns, other than by taking all reasonable measures to adhere to budgets for time and cost estimates.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

At present, the Company has not commenced operations.

Total **$0** (**$0** per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable. **N/A**

Offering Price Per Share / Net After-Tax Earnings Last Year Per Share	=	**$0** (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

At present the Company does not have any assets and has $0 net tangible book value.

$0 ($0 per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Upon attaining maximum proceeds, the Company will be have net tangible book value of $2,458,600, (land, building and equipment of $4,458,600 less long term debt of $2,000,000.)

If only minimum proceeds are attained, the Company will have net tangible book value of $458,600 (land, building and equipment of $4,458,600 less long term debt of $4,000,000.)

The Company is not including the value of intangible assets.

The Company has not commenced operations, and hence there are no retained earnings

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)
Founders of the Company, issue date: 04/29/04:

**250 Common Shares, $100 Par Value:
Delphine L. Agnor, 2936 Davison Ave.,
Auburn Hills, MI 48326;**

**250 Common Shares, $100 Par Value:
Alexander G. Noskov, 2936 Davison
Ave., Auburn Hills, MI 48326**

**Consideration given by the Founders of the Company:
Personal Cash spent for the Company $50,000.**

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: **30%**

If the minimum is sold: **10%**

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: **$3,050,000***

If the minimum is sold: **$1,050,000***

*** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be Preferred Shares, Minimum 10,000 Shares at $100 par Value; Maximum 30,000 Shares at $100 Par Value. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $0.**

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount $, %	If Maximum Sold Amount $, %
Total Proceeds	**$1,000,000; 100%**	**$3,000,000, 100%**
Less: Offering Expenses	**$0, 0%**	**$0, 0%**
Commissions & Finders Fees Legal & Accounting	**$0, 0%**	**$0, 0%**

Copying & Advertising	**$0, 0%**	**$0, 0%**
Other (Specify):	**$0, 0%**	**$0, 0%**
Net Proceeds from Offering	**$1,000,000, 100%**	**$3,000,000, 100%**
Use of Net Proceeds		
Land Acquisition	**$800,000, 80.0%**	**$800,000, 26.7%**
Licensing & Attorney Fees	**$30,000, 3.0%**	**$30,000, 1.0%**
Construction	**$0, 0%**	**1,658,600, 55.3%**
Pre-Opening Salary	**$0, 0%**	**$0, 0%**
Pre Opening Advertising	**$0, 0%**	**$0, 0%**
Equipment and Furniture	**$0, 0%**	**$0, 0%**
Working Capital (restricted cash for meeting requirement for bank loan)	**$170,000, 17%**	**$511,400, 17%**
Total Use of Net Proceeds	**$1,000,000, 100%**	**$3,000,000, 100%**

Note: Construction costs in this table assume full construction. In the event that renovation is deemed architecturally feasible, renovation costs are estimated at ½ of construction costs.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

There is a minimum amount of proceeds, $1 Million. In the event that only minimum proceeds are obtained, the Company will acquire land, pay licensing and attorney fees, and keep the balance of proceeds as restricted cash to back up a combination of debt financing and angel investment to complete the $5 million required for the project.

In the event that the maximum amount of proceeds are obtained, the Company will acquire land, pay licensing and attorney fees, and keep the balance of proceeds as restricted cash to back up debt financing to complete the $5 million required for the project.

The following table summarizes total project use of funds:

Use of Proceeds	$5 million from Stock Proceeds, Bank Debt, (and if minimum stock proceeds, a maximum $1 million Angel Investment)	100%
Land Acquisition	$800,000	16%
Licensing, Atty fees	30,000	0.6%
Construction	$3,238,000	64.8%
Pre-opening Salary	$25,000	0.5%
Pre-opening Advertising	$12,200	0.2%
Equipment & Furniture	$420,600	8.4%
Working Capital	$474,200	9.5%
Total	$5,000,000	100%

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a

potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

In the event that maximum proceeds are not obtained, the Company will acquire land, pay licensing and attorney fees, and keep the balance of proceeds to back up a combination of bank debt financing, and a maximum $1 million angel investment to complete the $5 million required for the project. The Company has not made attempts to secure firm offers for said debt financing, or angel investment at this time.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness. **N/A**

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

All assets will be acquired in the ordinary course of business, and not from officers, directors, employees, or principal shareholders of the Company.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain: **N/A**

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company has not yet commenced operations and is not a party to any note, loan, lease, or other indebtedness or financing agreement. The Company does not anticipate any cash flow or liquidity problems.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

In the event that maximum proceeds are not obtained, the Company will acquire land, pay licensing and attorney fees, and keep the balance of proceeds to back up a combination of debt financing and angel investment to complete the $5 million required for the project. The Company has not made attempts to secure firm offers for said debt financing or angel investment at this time.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	As Adjusted	
	10/12/04 (date)	Minimum	Maximum
Debt:			
Short-term debt (average interest rate ___%)	**$0**	**$0**	**$0**
Long-term debt (average interest rate **8,5**%)	**$0**	**$4,000,000**	**$2,000,000**
Total debt	**$0**	**$4,000,000**	**$2,000,000**
Stockholders equity (deficit):			
8% Preferred stock **$100** par or stated value (by class of preferred in order of preferences)			
Series A Preferred, $100 par	**$0**	**$1,000,000**	**$3,000,000**
________	________	________	________
________	________	________	________
500 Shares Common stock **$100** par or stated value	**$50,000**	**$50,000**	**$50,000**
Additional paid in capital	**$0**	**$0**	**$0**
Retained earnings (deficit)	**$0**	**$0**	**$0**

Total stockholders equity (deficit)	$50,000	$5,050,000	$5,050,000
Total Capitalization	$50,000	$5,050,000	$5,050,000

Number of preferred shares authorized to be outstanding:
Note: The Company reserves the right to Amend the Articles of Incorporation to increase the number of shares to accommodate the maximum issuance herein and / or to increase the number of common shares reserved to meet conversion requirements.

Number of Series A Class of Preferred	$100 Par Value Shares Authorized	Per Share
Series A Preferred Stock	**30,000 shares**	**$100**

Number of common shares authorized: **30,000** shares. Par or stated value per share, if any: $100

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights **29,500** shares.

Note 1: The Company will have two different classes of Common Stock to grant corporate management / founding shareholders a majority of voting rights to the class of stock held by that group.
Note 2: The Company reserves the right to Amend the Articles of Incorporation to increase the number of shares to accommodate the maximum issuance herein and / or more specifically to increase the number of common shares reserved to meet conversion requirements.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[ ] Common Stock
[X] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
____
[ ] Other:______________________

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[X]	[ ]	Preference as to dividends or interest
[X]	[ ]	Preference upon liquidation
[x]	[ ]	Other special rights or preferences (specify): ______________________

Explain:
These securities are $100 par value 8% cumulative partially participating convertible preferred stocks. These securities pay a cumulative annual dividend of $8 per share. Assuming minimum offering proceeds of 10,000 shares, the minimum total dividend distribution to aggregate preferred investors is $80,000 per year. Assuming maximum offering proceeds of 30,000 shares, the maximum

total dividend distribution to aggregate preferred investors is $240,000 per year.

These securities are entitled to share ratably with the common shareholders in any profit distributions beyond the prescribed $8/share preferred return at the rate of 0.001% per share. Assuming minimum offering proceeds of 10,000 shares, the minimum total profit distribution beyond the prescribed $80,000 dividend distribution per year to aggregate preferred investors is 10% per year. Assuming maximum offering proceeds of 30,000 shares, the maximum total profit distribution beyond the prescribed $240,000 dividend distribution per year to aggregate preferred investors is 30% per year.

These securities are convertible to Class A Common Stock at a ratio of 1:1 at either 1) the option of the investor at any time after the Company commences operations and receives gross operating revenue; or 2) the option of the Company five years after the Company commences operations and receives gross operating revenue.

Note: The Company will have two different classes of Common Stock to grant corporate management / founding shareholders a majority of voting rights to the class of stock held by that group. Assuming minimum offering proceeds of 10,000 shares, investors as a class will have 10% voting rights. Assuming maximum offering proceeds of 30,000 shares, investors as a class will have 30% voting rights.

16. Are the securities convertible? [X] Yes [ ] No
If so, state conversion price or formula.
1 Share Series A Preferred Stock: 1 Share Series A Common Stock
Date when conversion becomes effective: **At the option of the investor at any time after the Company commences operations and receives gross operating revenue; at the option of the Company five years after the Company commences operations and receives gross operating revenue.**
Date when conversion expires: **N/A**

17. (a) If securities are notes or other types of debt securities: **N/A**

(1) What is the interest rate? ________%
If interest rate is variable or multiple rates, describe:

____

(2) What is the maturity date? ____/____/____
If serial maturity dates, describe: ______________________________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No

Describe: ____

(4) Is there a trust indenture? [ ] Yes [ ] No

Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No

Describe, including redemption prices:

____

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No

Describe: ____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $______________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $______________

How much indebtedness is junior (subordinated) to the securities? $ ______________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Last Fiscal Year

		Actual	Pro Forma Minimum	Pro Forma Maximum
"Earnings" / "Fixed Charges"	=	__________	__________	__________
If no earnings show "Fixed Charges" only		__________	__________	__________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: **Yes, see responses below**

Are unpaid dividends cumulative? [**X**] Yes [ ] No

Are securities callable? [ ] Yes [**X**] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:
Dividends will not begin to be paid until the Company commences operations and receives gross operating revenue, but because these securities are cumulative, dividends will accrue during the pre-operational time when the Company is engaged in land acquisition, and or construction / renovation, and or pre-opening employee training.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): **$0;**
At the present time, the Company has not commenced operations.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: **N/A.**
The Resident Agent of the Company is selling the securities for the Company without commission or compensation.

Name:	____________________	Name:	____________________
Address:	____________________	Address:	____________________
	____________________		____________________
Telephone No.:	(___)________________	Telephone No.:	(___)________________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) **N/A**

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. **N/A**

    Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	**Delphine L. Agnor**	Name:	____________
Address:	**2936 Davison Ave.** **Auburn Hills, MI 48326**	Address:	____________ ____________
Telephone No.:	**(248) 310-6712**	Telephone No.:	(___)____________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? **N/A** [ ] Yes [**X**] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: **Escrow Agent: Citizens Bank**

    Address: 328 S. Main Street, Flint, MI 48502

    Telephone: (810) 768-4708

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: **12/31/05**

Note: The Company reserve the right to extend the impound period upon receipt of written approval to extend the impound period from the subscriber(s) whose investment(s) have been so impounded. Said written approval must indicate the term of extension and be signed by such subscriber(s).

Will interest on proceeds during escrow period be paid to investors? [**X**] Yes [ ] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: **N/A**

Note: **Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.**

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: **N/A**

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: **Chief Executive Officer**

Name: **Alexander G. Noskov** Age:**33**

Office Street Address:
2936 Davison Ave., Auburn Hills, MI 48326 Telephone No.: **(248) 505-2763**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Employer: Anchor Company, Russian Consultants

Title: Consultant in the United States;

Dates of Position: June 2000 – present.

Job Responsibilities: Engineering design; banya improvements.

Employer: Chelyabinsk Criminal Investigation Dept, Russia

Title: Investigator;

Dates of Position: Nov. 1996-1999 (left employ to come to America)

Responsibilitites: Plan & organize criminal prosecutions (22 emps)

Employer: Chelyabinsk Coal Company, Korkino,Russia

Title: Electrical Engineering Supervisor;

Dates of Position: 1993-1996

Responsibilities: Supervise electric engine repair division (30 emps)

Education (degrees, schools, and dates):

Chelyabinsk University, Russia, Law Degree, January 1999

Ural State Academy, Russia, Masters Degree Electrical Mechanical Engineering, 1996

Chelyabinsk School of Police, Russia, Criminal Inv License, 1996

Technical Schools # 1 & 2, (High School Degree) Chelyabinsk, Russia, 1989

Also a Director of the Company [**X**] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: **100%**

30. Chief Operating Officer: Title: **Chief Operating Officer**

Name: **Alexander G. Noskov** Age:**33**

Office Street Address:
2936 Davison Ave., Auburn Hills, MI 48326 Telephone No.: **(248) 505-2763**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Employer: Anchor Company, Russian Consultants

Title: Consultant in the United States;

Dates of Position: June 2000 – present.

Job Responsibilities: Engineering design; banya improvements.

Employer: Chelyabinsk Criminal Investigation Dept, Russia

Title: Investigator;

Dates of Position: Nov. 1996-1999 (left employ to come to America)

Responsibilitites: Plan & organize criminal prosecutions (22 emps)

Employer: Chelyabinsk Coal Company, Korkino,Russia

Title: Electrical Engineering Supervisor;

Dates of Position: 1993-1996

Responsibilities: Supervise electric engine repair division (30 emps)

Education (degrees, schools, and dates):

Chelyabinsk University, Russia, Law Degree, January 1999

Ural State Academy, Russia, Masters Degree Electrical Mechanical Engineering, 1996

Chelyabinsk School of Police, Russia, Criminal Inv License, 1996

Technical Schools # 1 & 2, (High School Degree) Chelyabinsk, Russia, 1989

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: **100%**

31. Chief Financial Officer: Title: **Chief Financial Officer**

Name: **Delphine L. Agnor** Age: **37**

Office Street Address: **2936 Davison Ave., Auburn Hills, MI 48326** Telephone No.: **(248) 310-6712**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Employer: Garmo, Abdal & Samona, CPAs; Title: Accountant

Dates of Position: November 2003-present

Responsibility: Tax preparation and monthly corporate accounting

Employer: Thomas R. Litton, EA; Title: Accountant

Dates of Position: August 1997 – June 2003 (left employ to return to Mi);

Responsibility: Tax preparation and accounting for corp & indiv clients.

Employer: Willson-Walker House Restaurant; Title: Banquet Coordinator

Dates of Position: Nov 1998-June 2003 (part time position, 3 star restaurant)

Responsibilities: Client menu planning, billing, staff supervision.

Education (degrees, schools, and dates):

Washington & Lee University School of Law, Lexington, VA

J.D. Degree, May 1992 (maiden name: Delphine L. Davison)

Wake Forest University, Winston-Salem, N.C.

B.S. Business, Cum Laude, 1989 (maiden name: Delphine L. Davison)

University Liggett High School, Grosse Pte Wds, MI, Magna Cum Laude, 1985 (maiden name: Delphine L. Davison)

Also a Director of the Company [**X**] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: **50%**

32. Other Key Personnel: **N/A**

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: 2 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:
The Company's By-Laws indicate that the number of Directors of the Corporation shall be not less than one (1) nor more than fifteen (15) unless a different number shall be fixed from time to time by the vote of a majority of the outstanding shares of the Corporation entitled to vote; provided that the number of Directors shall not be reduced to shorten the term of any director at that time in office. Each Director shall hold office from the date of election and qualification until his or her successor shall have been duly elected, or until his or her earlier removal, resignation, death or incapacity.

34. Information concerning outside or other Directors (i.e. those not described above): **N/A**

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[X] Yes [ ] No Explain: **Vice President, CEO, COO, Alexander G. Noskov, came to the United States in 1999 from a management career in Russia, and holds Masters degrees in Electrical-Mechanical Engineering and Law. He has over ten years' management experience and background in Russian banya technology. President and CFO of ILC, Inc., Delphine L. Agnor, is an accountant and lawyer. She also has restaurant management experience. She holds a B.S. in Business and a Juris Doctorate degree.**

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information. **Anchor Company (Russia) has provided a release/consent for all transactions having substantial contacts in the United States conducted by Alexander Noskov.**

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates. **No**.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company. **N/A**

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. **N/A**

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. **Alexander G. Noskov, filed a petition for bankruptcy relative to his divorce in 2003. No material business dealings were at issue.**

Note: **After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.**

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name	Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Delphine L. Agnor	**Common Stock**	**$100**	**250**	**50%**	**250**	**50%**
Alexander G. Noskov	**Common Stock**	**$100**	**250**	**50%**	**250**	**50%**

Office Street Address:

Delphine L. Agnor, 2936 Davison Ave., Auburn Hills, MI 48326

Alexander G. Noskov, 2936 Davison Ave., Auburn Hills, MI 48326

Telephone No.

Delphine L. Agnor: (248) 310-6712

Alexander G. Noskov: (248)505-2763

Principal occupation:

Delphine L. Agnor: Accountant

Alexander G. Noskov: Manager

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: **500** shares (**100% of total outstanding profit and voting shares**)

After offering: a) Assuming minimum securities sold: **500** shares (**90% of total outstanding profit and voting rights)**

b) Assuming maximum securities sold: **500** shares (**70% of total outstanding profit and voting rights)**

(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe. **N/A**

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements. **N/A**

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved. **N/A**

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year: **N/A**

	Cash	Other
Chief Executive Officer	$0	$0
Chief Operating Officer	$0	$0
Chief Accounting Officer	$0	$0
Key Personnel:		
______________________	$0	$0
______________________		
______________________		
Others:		
______________________	$0	$0
______________________		
______________________		
Total:	$0	$0
Directors as a group (number of persons)	$0	$0

(b) If remuneration is expected to change or has been unpaid in prior years, explain: **N/A**

(c) If any employment agreements exist or are contemplated, describe:

Alexander G. Noskov will plan, supervise and control ILC technology, operations, and club employees. He will also meet with club members as needed to facilitate optimal club use and ensure customer satisfaction and loyalty. Alexander G. Noskov will receive a salary beginning at $50,000/year when the club opens. Before the club opens, upon commencement of building or renovation, he expects to receive 50% of his regular salary, or $25,000, so that he may supervise construction, engage in employee selection and training, commence advertising contacts, and make necessary arrangements for a smooth opening. He is currently 50% Common Shareholder.

Delphine L. Agnor will oversee financial and legal issues to ensure efficient and profitable operations. Delphine L. Agnor will not receive a salary. She is currently 50% Common Shareholder.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: **0** shares (**0%** of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: **N/A**

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: **0** shares. **N/A**

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. **N/A**

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination: **N/A**

Note: **After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.**

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations. **N/A**

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor. **N/A: Company is a C Corporation.**

Name of Tax Advisor: ______________________________
Address: ______________________________
Telephone No. (____)____-__________

Note: **Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.**

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. **None.**

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A. **See attached. Pro-Forma Financial Statements. The Company has not commenced operations at the time of this Disclosure Document and does not anticipate commencing operations until the time after minimum proceeds are obtained.**

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes. **All the Company's financial statements are ProForma Financial Statements regarding future financial trends and results, as well as other types of forward-looking information. The Company does not have an operating history at the time of this Disclosure document. In general terms, this Disclosure document explains the risks and uncertainties to which I.L.C., Inc. is exposed in relation to future development, and the factors that may affect the accuracy of these forward-looking statements. These factors include, inter alia, the information presented in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Certain Relevant Risk Factors." The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of such factors and factors described elsewhere in this Disclosure document.**

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible. **All the Company's financial statements are ProForma Financial Statements regarding future financial trends and results, as well as other types of forward-looking information. The Company does not have an operating history at the time of this Disclosure document.**

The future prospects for the Company's business is favorable. Health Business is in Increasing Demand: The ILC health club will be a welcome addition to the growing U.S. health and wellness industry. The U.S. health and fitness club industry, which represents a relatively small part of the larger health and wellness industry, grew from $7.8 billion to $14.1 billion from 1995 to 2003, according to International Health, Racquet and Sportsclub Association, or IHRSA.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: **N/A The Company has not commenced operations.** . What is the anticipated gross margin for next year of operations? Approximately **85.3% Pro-Forma.** If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained. **Source #1: Dunn & Bradstreet 2002 Industry Norms indicate 72.3% Gross Margin for SIC 7997 Sports Membership Clubs. Source #2: Russian empiracle data on sauna use of infrared technology, "Banya Maslova," www.aelimp.ru cites 20% savings in cost of usage over traditional saunas for facility operators.**

50. Foreign sales as a percent of total sales for last fiscal year: **0%** Domestic government sales as a percent of total domestic sales for last fiscal year: **0%** Explain the nature of these sales, including any anticipated changes: **N/A**.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of AUBURN HILLS, State of MICHIGAN, on OCTOBER 30, 2004

(Issuer) Delphine L. Agnur, President & CFO ILC, INC.

By (Signature and Title) DELPHINE L. AGNUR, PRESIDENT ILC, INC. / CFO, ILC, INC.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) A. G. Noskov, CEO ILC, INC

(Title) ALEXANDER G. NOSKOV, CEO ILC, INC.

(Selling security holder) N/A

(Date) 10/30/04

(Signature) ______

(Title) ______

(Selling security holder) ______

(Date) ______

NOTE TO SEC OFFICIALS

Pages 58-176 of this preliminary offering circular are exact replicas of pages presented herein as offering statement pages 65 thru end of exhibits page 36.

Delphine L Agnur